Exhibit 99.2

ASSET PURCHASE AGREEMENT

among

NEW GOLD INC.

and

BW GOLD LTD.

and

ARTEMIS GOLD INC.

June 9, 2020

TABLE OF CONTENTS

1. INTERPRETATION		5

1.1	Defined Terms	5
1.2	Construction and Interpretation	13
1.3	Knowledge	14
1.4	Applicable Laws	14
1.5	Severability	14
1.6	Calculation of Days	14
1.7	Business Days	15
1.8	Time of Essence	15
1.9	Exhibits and Disclosure Letters	15

2. PURCHASE AND SALE		16

2.1	Assets to be Purchased and Sold	16
2.2	Excluded Assets	16
2.3	Assumption of Liabilities	17
2.4	Consideration Payable by Purchaser	17
2.5	Gold Stream Agreement	18
2.6	Allocation of the Purchase Price	18
2.7	Tax Matters	19

3. REPRESENTATIONS AND WARRANTIES		19

3.1	New Gold’s Representations and Warranties	19
3.2	Artemis and Purchaser Representations and Warranties	25
3.3	Notice of Untrue Representation or Warranty	31

4. COVENANTS		31

4.1	Actions to Satisfy Closing Conditions	31
4.2	Assumed Contracts and Permits	32
4.3	Transfer Taxes	33
4.4	Consents Not Received	33
4.5	Ineffective Transfer and Continuing Obligations	34
4.6	Access to Records and Property During Closing Period	34
4.7	Closing Period Covenants of New Gold	35
4.8	Financing Covenant	35
4.9	Regulatory Approvals and Material Consents	35
4.10	Shareholder Approval	35
4.11	Commitment Letter	36
4.12	Offers of Employment	36
4.13	Pre-Closing Reorganization	37
4.14	Competition Act Approval	37
4.15	Announcements and Confidentiality	39
4.16	Post-Closing Covenants of the Parties	40
4.17	Artemis Guarantee	41

5. CONDITIONS OF CLOSING		45

5.1	Conditions of Closing in Favour of New Gold	45
5.2	Conditions of Closing in Favour of Artemis and Purchaser	47

6. CLOSING ARRANGEMENTS		48

6.1	Closing Date and Place	48
6.2	Preparation of Closing Documents and Delivery of Funds and Artemis Shares	48
6.3	New Gold’s Closing Documents	49
6.4	Artemis and Purchaser Closing Documents	50
6.5	Closing Procedure and Transfer of Mineral Titles	50
6.6	Concurrent Requirements	51
6.7	Other Assurances	51
6.8	Survival	52

7. INDEMNIFICATION, RELEASE AND REMEDIES		52

7.1	Indemnification by New Gold	52
7.2	Indemnification by Artemis	52
7.3	Agency for Non-Parties	53
7.4	Notice of Claims	53
7.5	Direct Claims	54
7.6	Third Party Claims	54
7.7	Duty to Mitigate	55
7.8	Purchase Price Adjustment	55
7.9	Exclusivity	56
7.10	Choice of Jurisdiction	56
7.11	Sales Taxes	56

8. LIMITATIONS ON LIABILITY		56

8.1	Time Limitation	56
8.2	Monetary Limitation	57

9. GENERAL		57

9.1	Termination	57
9.2	Extension of Outside Date	58
9.3	Effect of Termination	58
9.4	Transaction Costs	58
9.5	Notices	59
9.6	Amendment and Waivers	60
9.7	Successors and Assigns and Assignment	60
9.8	Entire Agreement	60
9.9	Counterparts	60

EXHIBITS

Exhibit A	Allocation of the Purchase Price
Exhibit B	Permitted Encumbrances
Exhibit C	Form of Gold Stream Agreement
Exhibit D	Required Regulatory Approvals
Exhibit E	Form of Resale Agreement
Exhibit F	Additional Closing Steps
Exhibit G	Pre-Closing Reorganization

ASSET PURCHASE AGREEMENT

THIS AGREEMENT made as of June 9, 2020

AMONG:

NEW GOLD INC., a corporation existing under the laws of British Columbia and having an office at Suite 3320, 181 Bay Street, Toronto, Ontario, M5J 2T3

(“New Gold”)

AND:

BW GOLD LTD., a corporation existing under the laws of British Columbia, Canada, and having an office at Suite 3083, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3

(“Purchaser”)

AND:

ARTEMIS GOLD INC., a corporation existing under the laws of British Columbia, Canada, and having an office at Suite 3083, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3

(“Artemis”)

WHEREAS

A.	New Gold is the sole registered and beneficial owner of the Purchased Assets and wishes to sell the Purchased Assets to Purchaser;

B.	Purchaser wishes to purchase the Purchased Assets from New Gold and to assume the Assumed Liabilities;

C.	Purchaser is a wholly-owned subsidiary of Parent; and

D.	New Gold, Purchaser and Artemis have agreed to enter into this Agreement to set out the terms and conditions related to the sale of the Purchased Assets by New Gold to Purchaser.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties covenant and agree as follows:

1.	INTERPRETATION

1.1	Defined Terms

In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:

“Agreement” means this asset purchase agreement, including the Exhibits and the Disclosure Letters, as the same may be amended pursuant to the terms hereof;

“Affiliate” means any person which directly or indirectly controls, or is controlled by, or is under common control with, a party, and for these purposes “control" is the power whether by contract or ownership of equity interests to select a majority of the board of directors or other supervisory management authority of an entity, whether directly or indirectly through a chain of entities that are controlled within the foregoing meaning;

“Ancillary Agreements” means all other agreements, certificates and other instruments or documents delivered or given pursuant to this Agreement;

“Announcement” has the meaning set out in Section 4.15(a);

“Applicable Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Authority, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority (including a stock exchange, but excluding any Indigenous Groups), and the term “applicable” with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Artemis Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Artemis to New Gold concurrently with this Agreement;

“Artemis Financial Statements” means the interim financial statements of Artemis for the three month period ended March 31, 2020 and the period January 10 to March 31, 2019 and the audited annual financial statements for the period from January 10, 2019 to December 31, 2019;

“Artemis Public Disclosure Record” means the documents filed by Artemis under its profile on SEDAR at www.sedar.com;

“Artemis Shareholder Approval” means the approval by the holders of the Artemis Shares required by Applicable Laws in connection with the matters contemplated by this Agreement;

“Artemis Shares” means the common shares of Artemis;

“Assumed Contracts” has the meaning set out in Section 2.1(d);

“Assumed Liabilities” means the liabilities of New Gold with respect to the Purchased Assets and the Project including:

(a)	liabilities and obligations under the Assumed Contracts, other than liabilities due and payable up to but excluding the Closing Date;

(b)	liabilities and obligations under the Permits, other than any fees or payments due and payable up to but excluding the Closing Date;

(c)	Environmental Liabilities related to the Purchased Assets and the Project;

(d)	liabilities and obligations with respect to Taxes applicable to the Purchased Assets for any period or partial period from and after the Closing Date; and

(e)	liabilities and obligations with respect to the Transferred Employees for the period from and after the Closing Date,

but specifically excluding the Excluded Liabilities;

“Assumption Agreement” has the meaning set out in Section 2.3;

“BAR” means the Business Acquisition Report required to be filed by Artemis with respect to the acquisition of the Purchased Assets pursuant to National Instrument 51-102 – Continuous Disclosure Obligations;

“BNS Lien” has the meaning set out in Exhibit B;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in British Columbia or Ontario;

“Claim” means any claim, demand, suit, action, cause of action, cost recovery action, proceeding, investigation, charge, ticket, summons, citation, direction, inquiry, order, administrative or regulatory requirement or determination, injunction, decision, judgment or directive of any kind whatsoever and any other assertion of or with respect to liability or responsibility of any kind whatsoever or whenever arising, asserted or threatened, formally or informally, pursuant to or based upon Environmental Laws or any other Applicable Laws, or pursuant to any agreement or contract or at common law or in equity (whether arising in respect of tort, contract or otherwise);

“Closing” means the completion of the purchase and sale of the Purchased Assets and the completion of all other transactions contemplated by this Agreement which are to occur contemporaneously with the purchase and sale of the Purchased Assets;

“Closing Date” has the meaning set out in Section 6.1;

“Closing Date Loan” has the meaning set out in Exhibit F;

“Closing Date Note” means the promissory note or other instrument evidencing the obligation of Artemis to repay the Closing Date Loan to New Gold, to be delivered in a form acceptable to New Gold, acting reasonably;

“Closing Period” means the period between the close of business on the date of this Agreement and the earlier of the Closing Date or the date on which this Agreement is lawfully terminated pursuant to Section 9.1;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Commitment Letter” means the commitment letter delivered by the Committed Investor and the guarantor of the obligations of the Committed Investor to Artemis and New Gold on or about the date hereof;

“Committed Investor” means Beedie Holdings Limited;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means, in respect of the transactions contemplated by this Agreement, the occurrence of one or more of the following:

(a)	that the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act; or

(b)
(i) either the waiting period has expired under subsection 123(1) of the Competition Act, the waiting period has terminated under subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived under subsection 113(c) of the Competition Act, and (ii) unless waived by Artemis acting in its sole discretion, that the Commissioner has issued a “no action letter” in form and substance satisfactory to the Parties, acting reasonably, indicating that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act;

“Consideration Shares” has the meaning set out in Section 2.4(b);

“Continuing Obligations of New Gold” has the meaning set out in Section 4.5(b);

“Contracts” means all agreements, arrangements, understandings, commitments, indentures, contracts, leases, royalties and undertakings (whether oral, or in written, paper, or electronic form), to which a person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Artemis Shares or other equity or voting securities of Artemis, including any convertible debt securities, warrants, options or other rights issued by Artemis;

“Direct Claim” has the meaning set out in Section 7.4(a);

“Disclosure Letters” means the Artemis Disclosure Letter and the New Gold Disclosure Letter;

“EA Approval” means, collectively: (a) the certificate issued June 21, 2019 in respect of the Project pursuant to the Environmental Assessment Act (British Columbia), and (b) the decision statement issued April 15, 2019 in respect of the Project pursuant to the Canadian Environmental Assessment Act, 2012 (Canada);

“Effective Time” means 11:59 am in Vancouver, British Columbia, on the Closing Date;

“Encumbrances” means any mortgage, charge, hypothecation, lien, security interest, title retention agreement, option, adverse claim, exception, easement, encroachment, servitude, restriction on use, right of occupation, any matter capable of registration, right of first offer or refusal or similar right, or other title defect, or notice on title, or other encumbrance of any kind or nature whatsoever (including any agreement to give any of the foregoing), whether or not registered or registrable or whether consensual or arising by operation of law (statutory or otherwise);

“Environment” means the air (including all layers of the atmosphere and indoor air), land (including soil, rock, sediments, fill, lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater and surface water);

“Environmental Laws” means all Applicable Laws relating to the protection, reclamation and remediation of the Environment, the import, manufacture, storage, release, sale, use, handling, transport, disposal or existence of Hazardous Materials, or the health or safety of the workplace, including all common law related thereto;

“Environmental Liabilities” means any and all Claims and Expenses instituted, required, made, imposed, rendered, issued or arising under or pursuant to any Environmental Law or other Applicable Law, including any obligations under any registration, consent, certificate, approval or other authorization pertaining to the Environment.  For greater certainty, Environmental Liabilities include, any of the foregoing relating to or in connection with the care, maintenance, construction, repair, operation, use, deactivation, dismantling, removal, reclamation, remediation and abandonment of mines and related buildings, mining-related infrastructure and equipment, rights of way, access roads or any other means of ingress or egress, waste rock, mine tailings, and water affected by mining operations;

“Excluded Assets” has the meaning set out in Section 2.2;

“Excluded Liabilities” means the following liabilities and obligations of New Gold with respect to the Purchased Assets and the Project:

(a)	any liability or obligation of New Gold based upon or arising under this Agreement;

(b)	any liability or obligation of New Gold relating to the Excluded Assets;

(c)	all liabilities and obligations under and relating to the Assumed Contracts which are due and payable up to the but excluding the Closing Date;

(d)
any liability under any Assumed Contract or Permit arising on or after the Closing Date that arises out of or relates to a breach of, or default under, such Assumed Contract or Permit prior to the Closing Date;

(e)
all liabilities and obligations for fees and payments in respect of the Permits due and payable up to but excluding the Closing Date; provided, for greater certainty, that reclamation obligations under Permits shall not constitute Excluded Liabilities for purposes of this Agreement;

(f)
any liability or obligation related to directors, officers, employees or other personnel of New Gold, other than any such liability or obligation relating to the Transferred Employees from and after the Closing Date; and

(g)
any liability or obligation with respect to Taxes, interest on Taxes and penalties on Taxes, applicable to the Project for any period or partial period ending prior to the Closing Date, whether or not due and payable prior to or after such time;

“Expenses” means, in respect of any matter, all liabilities, obligations, duties, losses, damages (but excluding consequential, indirect, special and punitive damages), costs, expenses (including reasonable legal and other professional fees and expenses and disbursements, interest, penalties and amounts paid in settlement but excluding punitive, exemplary or aggravated damages), penalties, fines and monetary sanctions and all amounts paid to settle a Claim, or to satisfy any judgment, order, decree, directive, award or other obligation to pay any amount of whatever nature or kind;

“Financing” means, subject to Section 4.8, a financing of Artemis for the purpose of funding the Initial Payment, including pursuant to the Commitment Letter;

“Financing Price” means the lowest price per Artemis Share at which Artemis Shares are sold as part of the Financing or, to the extent that no Artemis Shares are sold in the Financing, the five-day volume-weighted average trading price of the Artemis Shares on the TSX Venture Exchange for the five trading days ending two Business Days prior to the Closing Date;

“First Nations Agreements” means the Participation Agreement and any other similar Contracts between New Gold, or any of its Affiliates, and any Indigenous Group in respect of the Project;

“GK Project” means the GK Project located in the Telegraph Creek area of British Columbia;

“Gold Stream Agreement” means a gold stream agreement among New Gold, Purchaser and Artemis to be entered into on Closing in the form attached hereto as Exhibit C;

“Gold Stream Deposit” means US$150,000,000 payable by New Gold to Purchaser as consideration for the Gold Stream Agreement;

“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, provided that an Indigenous Group shall not be considered a “Governmental Authority” for the purposes of this Agreement;

“Guaranteed Obligations” has the meaning set out in Section 4.17(a);

“Hazardous Materials” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may cause pollution to the Environment or cause adverse effects on human health or animals and includes any contaminant, waste, or substance or material defined, prohibited, regulated or reportable pursuant to any Environmental Law;

“Indemnified Party” has the meaning set out in Section 7.4(a);

“Indemnifying Party” has the meaning set out in Section 7.4(a);

“Indigenous Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Indigenous Group with respect to aboriginal rights, title or interests;

“Indigenous Group” means any band, band council, tribal council or other governing body, however organized, that is established by aboriginal peoples of Canada within the meaning of section 35(2) of the Constitution Act, 1982;

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(a)	such person becomes insolvent or is unable, or admits, in writing its inability to, pay its debts and obligations as the same becomes due;

(b)
proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 30 days of the commencement of such proceedings;

(c)
a decree or order of a Governmental Authority is entered adjudging such person to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(d)
such person makes an assignment for the benefit of its creditors, files a notice of intention to file a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) or makes an application is made under the Companies Creditors’ Arrangement Act (Canada), or petitions or applies to any Governmental Authority for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or a liquidator, administrator, receiver, trustee, conservator or similar person is appointed with respect to it or any substantial portion of its property or assets, unless, in the case of a proceeding commenced against such person, such proceeding is being actively and diligently contested in good faith resulting in a dismissal or stay thereof within 30 days of commencement of such proceeding;

(e)	a resolution is passed authorizing any of the events described in paragraph (d) above, to the extent such events are instituted by such person; or

(f)	anything analogous or having a similar effect to an event listed in paragraphs (a) to (e) above occurs in respect of such person;

“Material Adverse Change” means a change, effect, circumstance, event or state of facts that, when taken individually or together with all other adverse changes, effects, circumstances, events or states of fact, is material and adverse with respect to the Project and the Purchased Assets taken as whole; provided, however, that no change, effect, circumstance, event or state of facts arising from or relating to any of the following shall be deemed to constitute a Material Adverse Change, or shall be taken into account in determining whether a Material Adverse Change has occurred: (a) any change or condition generally affecting the mining industry, (b) the state of the securities, credit, banking, capital or commodity markets in general, (c) any change in the price of gold, (d) any change relating to the rate at which any currency can be exchanged for any other currency, (e) general political, economic or financial conditions, including in Canada or the United States, (f) any adoption, implementation, change or proposed change in Applicable Laws or accounting standards (or in any interpretation of Applicable Laws or accounting standards), (g) any natural disaster or general outbreak of illness (including COVID-19), (h) any terrorist attack, armed hostilities, military conflicts, or any governmental response to any of the foregoing, or (i) the announcement or execution of this Agreement or the implementation of any of the transactions contemplated herein, except, in the case of subparagraphs (a), (e), (f), (g) or (h), where such event, change, effect or circumstance has a materially disproportionate effect on the Project and the Purchased Assets, taken as a whole, relative to other comparable operations in the mining industry generally, and provided further that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Material Adverse Change” has occurred;

“Material Consents” means the consents and approvals required from third parties and Governmental Authorities to transfer the Material Contracts and Material Permits to Purchaser as set forth in Schedule 5.1(c) of the New Gold Disclosure Letter;

“Material Contracts” means those Contracts identified as material Assumed Contracts in Schedule 2.1(d) of the New Gold Disclosure Letter;

“Material Permits” means those Permits identified as material Permits in Schedule 2.1(b) of the New Gold Disclosure Letter;

“Mineral Titles” means the mineral claims and mining leases listed in Schedule 3.1(g) of the New Gold Disclosure Letter;

“Mineral Titles Online” means the British Columbia’s Mineral Titles Online system;

“New Gold Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by New Gold to Purchaser and Artemis concurrently with this Agreement;

“New Gold’s Public Disclosure Record” means the documents filed by New Gold under its profile on SEDAR at www.sedar.com;

“Newco” means a wholly-owned subsidiary of New Gold involved in the Pre-Closing Reorganization;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 55-104” means National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

“Non-Transferable Permits” means those permits that are not transferable, as identified in Schedule 3.1(h) of the New Gold Disclosure Letter;

“Notice of Claim” has the meaning set out in Section 7.4(a);

“Office Lease” means the lease for New Gold’s Vanderhoof community office located at Lot 2, Section 9, Township 11, Range 5, Coastal District, Plan BCP37239;

“Other Real Property Interests” means the fee simple, leasehold or other interests described in Schedule 2.1(a) of the New Gold Disclosure Letter;

“Outside Date” means December 31, 2020, unless extended in accordance with Section 9.2;

“Participation Agreement” means the Participation Agreement among New Gold, the Lhoosk’uz Dene First Nation and the Ulkatcho First Nation dated April 18, 2019;

“Parties” means together, Purchaser, Artemis and New Gold, and “Party” means any one of them;

“Permits” has the meaning set out in Section 2.1(b);

“Permitted Encumbrances” means those encumbrances that are listed in Exhibit B;

“Pre-Closing Reorganization” means the reorganization to be completed during the Closing Period in the manner set out in Exhibit G;

“Project” means the Blackwater Gold-Silver Project in Central British Columbia, Canada and all associated infrastructure;

“Project Operations” means any and all activities or operations carried on by New Gold or its Affiliates associated with mineral exploration, development, extraction, processing, remediation, or reclamation on or in connection with the Project and other ancillary operations related or connected to the foregoing, in each case as currently conducted;

“Property” has the meaning set out in Section 2.1(a);

“Purchase Price” has the meaning set out in Section 2.4;

“Purchased Assets” has the meaning set out in Section 2.1;

“Records” has the meaning set out in Section 2.1(e);

“Release” means release, spill, leak, pump, pour, emit, empty, discharge, inject, escape, leach, dispose, dump, deposit, spray, bury, abandon, incinerate, seep, place, or any other similar action;

“Representative” means each director, officer, employee, agent, solicitor, accountant, consultant, or financial advisor of a Party and its Affiliates and all other persons acting for or in conjunction with such Party;

“Required Regulatory Approvals” means the consents and approvals from Governmental Authorities listed in Exhibit D hereto;

“Resale Agreement” means a resale agreement between the Parties in the form attached hereto as Exhibit E;

“Sales Taxes” has the meaning set out in Section 2.7(b);

“Second Payment” has the meaning set out in Section 2.4(c);

“Second Payment Note” means the promissory note or other instrument evidencing the obligation of Purchaser to pay the Second Payment to New Gold, to be delivered in a form acceptable to New Gold, acting reasonably;

"SEDAR" means the publicly accessible website of the System for Electronic Document Analysis and Retrieval, as maintained by the Canadian Securities Administrators or any successor entity;

“Specified Employees” means those employees of New Gold identified in Schedule 1.1 of the Artemis Disclosure Letter;

“Tax Act” means the Income Tax Act (Canada);

“Tax Authority” means the Receiver General for Canada and any other Governmental Authority having taxing authority and their respective successors, if any;

“Tax Returns” means all federal, provincial, local and foreign returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes;

“Taxes” includes any taxes, duties, assessments, imposts, fees, dues, withholdings, levies and other charges of any nature imposed by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Governmental Authority;

“Third Party Claim” has the meaning set out in Section 7.4(a);

“Transferred Employees” means those Specified Employees who accept Artemis’ offer of employment extended in accordance with the terms of this Agreement; and

“Vehicles” means the trucks, cars and other vehicles used in connection with Project Operations, as identified in Schedule 2.1(c) of the New Gold Disclosure Letter.

1.2	Construction and Interpretation

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement.  Unless otherwise specified:

(a)	each reference in this Agreement to “Section” and “Exhibit” is to a Section of, and an Exhibit to, this Agreement;

(b)	each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

(c)	words importing the singular include the plural and vice versa and words importing gender include all genders;

(d)
words importing persons will include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind whatsoever;

(e)	the words “including” and “includes” mean “including (or includes) without limitation”;

(f)	the language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party;

(g)	references to time of day or date mean the local time or date in Vancouver, British Columbia; and

(h)	unless otherwise specified, all references to amounts of money mean lawful currency of Canada.

1.3	Knowledge

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of New Gold, it is deemed to refer to the actual knowledge of Renaud Adams, President and Chief Executive Officer and Ryan Todd, Director, Blackwater Project, after due inquiry.

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of Artemis or Purchaser, it is deemed to refer to the actual knowledge of Steven Dean, Chairman and Chief Executive Officer of Artemis and Chris Batalha, Chief Financial Officer of Artemis, after due inquiry.

1.4	Applicable Laws

This Agreement will be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties will be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination will not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.6	Calculation of Days

Unless otherwise specified, time periods within or following which a payment is to be made or other action is to be taken under this Agreement will be calculated by excluding the day on which the period commences and including the day which ends the period.

1.7	Business Days

Whenever any payment to be made or other action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment will be made or action taken on the next following Business Day.

1.8	Time of Essence

Time will be of the essence of this Agreement.  Any time or date herein referenced may be extended upon the written consent of all Parties, acting reasonably, but such consent will not, unless otherwise expressly stated, waive this provision as regards the future conduct hereunder of the Parties.

1.9	Exhibits and Disclosure Letters

(a)
The Exhibits and Disclosure Letters form an integral part of this Agreement.  The Disclosure Letters and all information contained therein is confidential information and may not be disclosed unless: (a) it is required to be disclosed pursuant to Applicable Law; or (b) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement or any Ancillary Agreement.

(b)
Any matter disclosed on any of the Schedules to a Disclosure Letter shall be deemed to be disclosed on each other Schedule of the Disclosure Letter relating to such matters to the extent that the disclosure is reasonably apparent from its face to be applicable to such other Schedule. Any disclosure made in any particular numbered Schedule of a Disclosure Letter that expressly states that it is an exception to one or more specified representations in the accompanying Section of the Agreement, or with respect to which it is reasonably apparent on its face that it is an exception to one or more specified representations in the accompanying Section of the Agreement, shall constitute an exception to the representations and warranties contained in such Section, whether or not the representation contains the phrase “except as set forth in Schedule” or similar language.

(c)
The purposes of the Disclosure Letters is to set out the qualifications, exceptions and other information called for in this Agreement.  The Parties acknowledge and agree that the information and disclosures contained in the Disclosure Letters do not constitute or imply, and will not be construed as:

(1)	any representation, warranty, covenant or agreement which is not expressly set out in the body of this Agreement;

(2)	an admission of any liability or obligation of the Party making such disclosure;

(3)	an admission that the information is material or would constitute a Material Adverse Change; or

(4)	an expansion of the scope or effect of any of the representations, warranties and/or covenants set out in this Agreement.

(d)
Disclosure of any information in the Exhibits or Disclosure Letters that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.

2.	PURCHASE AND SALE

2.1	Assets to be Purchased and Sold

Subject to Section 2.2, New Gold agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from New Gold, on the Closing Date and with effect as of the Effective Time, all property, assets and rights owned by New Gold that are held for or in respect of the Project or Project Operations (collectively, the “Purchased Assets”), including but not limited to:

(a)
the Mineral Titles and Other Real Property Interests listed in Schedule 2.1(a) of the New Gold Disclosure Letter (collectively, the “Property”), together with the buildings, structures, improvements, chattels and appurtenances situate thereon, including the camp, core sheds, cell phone tower and administrative office;

(b)
all permits, licenses, approvals, consents, certificates, registrations, exemptions, authorizations and agreements with Governmental Authorities held by New Gold in connection with the Project and Project Operations, including the EA Approval, those listed in Schedule 2.1(b) of the New Gold Disclosure Letter and all amendments thereto, but excluding the Non-Transferable Permits (collectively, the “Permits”);

(c)
the Vehicles and any other machinery, equipment, furniture, computer hardware and other assets owned by New Gold and used exclusively in connection with the Project or Project Operations listed in Schedule 2.1(c) of the New Gold Disclosure Letter;

(d)
the Contracts entered into by New Gold in connection with Project Operations, including the First Nations Agreements and the agreements with consultants of New Gold and the Office Lease, as listed in Schedule 2.1(d) of the New Gold Disclosure Letter (the “Assumed Contracts”);

(e)
copies of any maps, drill logs and other drilling data, core tests, core samples, drill core, reports, data, surveys, assays, studies, analyses, drawings, reports or records, in native format, that relate exclusively to the Project or the Purchased Assets, including any such items held by consultants of New Gold (collectively, the “Records”);

(f)
all rights of New Gold under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with the Purchased Assets, to the extent such rights can be assigned to Purchaser; and

(g)	all other assets and properties of New Gold relating exclusively to the Project or Project Operations.

2.2	Excluded Assets

The Purchased Assets do not include any of the following property, assets, rights and interests of New Gold (collectively, the “Excluded Assets”):

(a)	all rights of New Gold under this Agreement;

(b)	any Contracts which are not Assumed Contracts;

(c)	the Non-Transferable Permits;

(d)
all property, assets and rights owned by New Gold that are not used exclusively in connection with the Project or Project Operations, including any property, assets or rights used by New Gold at its corporate offices, Rainy River or other mines, intellectual property or cash;

(e)	all insurance policies of New Gold related to and covering risk regarding the Project; and

(f)	all records, charters and similar property relating to the status of New Gold as a corporation or that are not used exclusively in connection with the Project or Project Operations.

2.3	Assumption of Liabilities

Subject to the terms and conditions hereof, from and after the Closing Date,

(a)	Purchaser will:

(1)
assume New Gold’s obligations under the Assumed Contracts and, if required under any of the Assumed Contracts, agree to be bound by the terms of such Assumed Contracts and provide such other covenants and assurances as may be required under the terms of the Assumed Contracts; and

(2)	assume the Assumed Liabilities.

(b)	New Gold will:

(1)	remain responsible for all payments and other obligations under the Assumed Contracts and Assumed Liabilities that become due and payable prior to the Closing Date; and

(2)	remain responsible for the Excluded Liabilities.

The Parties will execute and deliver at the Closing an agreement implementing the covenants in this Section 2.3, in a form acceptable to New Gold and Purchaser, acting reasonably (the “Assumption Agreement”).

2.4	Consideration Payable by Purchaser

In consideration for the Purchased Assets, Purchaser will pay the purchase price equal to the total of US$150,000,000 and $210,000,000 (the “Purchase Price”) as follows:

(a)	cash payments of $140,000,000 (the “Initial Payment”) and US$150,000,000 (paid in the manner set out in Exhibit F) to New Gold at Closing;

(b)	issue to New Gold that number of Artemis Shares (the “Consideration Shares”) as is equal to the lesser of:

(1)            the number of Artemis Shares having an aggregate issue price, calculated based on the Financing Price, of $20,000,000; and

(2)            9.9% of the issued and outstanding Artemis Shares as at Closing,

provided that, in the event that the Financing consists of an offering of units comprising Artemis Shares and another security, New Gold will be entitled to receive  units on the same terms as offered pursuant to the Financing and “Consideration Shares” above will be deemed to refer to such units.  If the units include Convertible Securities, the certificates evidencing such Convertible Securities will include language preventing New Gold from: (i) exercising such Convertible Securities if the exercise would result in New Gold owning more than 9.9% of the issued and outstanding Artemis Shares at such time; and (ii) being deemed to have post-conversion beneficial ownership of the underlying Artemis Shares pursuant to NI 55-104;

(c)
pay to New Gold a cash payment equal to $70,000,000 less the aggregate issue price of the Consideration Shares issued to New Gold pursuant to Section 2.4(b) (the “Second Payment”) on the date that is the first anniversary of the date the Initial Payment is paid to New Gold pursuant to Section 2.4(a), which payment obligation shall be evidenced by the Second Payment Note and a security interest over the Project granted by Purchaser and Artemis in favour of New Gold, as evidenced by the documentation contemplated by Section 5.1(e), until the Second Payment is paid to New Gold; and

(d)
assume the Assumed Liabilities and New Gold’s obligations under the Assumed Contracts by executing and delivering the Assumption Agreement and performing the covenants contained therein as set out in Section 2.3, in each such case in accordance with Exhibit F, to the extent applicable.

2.5	Gold Stream Agreement

Concurrently with the transfer to Purchaser of title to the Project as contemplated by this Agreement, the Parties shall enter into the Gold Stream Agreement.

2.6	Allocation of the Purchase Price

The Parties have agreed that the allocation of the Purchase Price and the amount of the Assumed Liabilities amongst the Purchased Assets will be finalized by the Parties on the Closing Date, each acting reasonably.  The Parties agree: (a) to act in accordance with the computations and allocations contained in Exhibit A hereto in all appropriate tax forms for the tax year in which the Closing occurs, subject to any adjustments to such computations and allocations as is agreed to in writing between the Parties, each acting reasonably; and (b) not to take a position on any Tax Return before any Governmental Authority charged with the collection of any Tax or in any judicial proceeding that is in any manner inconsistent with the terms of any such allocation without the written consent of the other Party. In the event that any such Governmental Authority disputes the allocation as indicated in Exhibit A, the Party receiving notice of the dispute shall promptly notify the other Parties hereto concerning the nature of the dispute.

2.7	Tax Matters

(a)
Purchaser is liable for and will pay all federal, provincial and harmonized sales taxes, goods and services taxes and all other Taxes or other like charges properly payable in accordance with Applicable Laws by a buyer upon and in connection with the conveyance and transfer of the Purchased Assets by New Gold to Purchaser.  For greater certainty, Taxes with respect to the Pre-Closing Reorganization will be the sole responsibility of New Gold.

(b)
All amounts payable by Purchaser to New Gold pursuant to this Agreement do not include any goods and services, harmonized sales, sales, retail sales, use, consumption, personal property, customs, excise, stamp, transfer, or similar taxes, duties or charges (collectively “Sales Taxes”) and all Sales Taxes are the responsibility and for the account of Purchaser.  If New Gold is required by Applicable Laws to collect any Sales Taxes from Purchaser, Purchaser will pay such Sales Taxes to New Gold concurrent with the payment of any amount payable pursuant to this Agreement, unless Purchaser qualifies for an exemption from any such applicable Sales Taxes, in which case Purchaser will, in lieu of payment of applicable Sales Taxes to New Gold, deliver to New Gold such certificates, elections, or other documentation required by applicable Laws and prepared to the satisfaction of New Gold, acting reasonably, to substantiate and effect the exemption claimed by Purchaser.  If New Gold is required by Applicable Laws to collect any applicable Sales Taxes from Purchaser, Purchaser shall pay such Sales Taxes to New Gold concurrent with the payment of any consideration payable pursuant to this Agreement upon which such Sales Taxes are calculated. Where New Gold is not required by Applicable Laws to collect applicable Sales Taxes, Purchaser shall pay such Sales Taxes directly to the appropriate taxing authority and shall provide evidence of such payment to New Gold within 10 Business Days of payment of such amounts.

(c)
The Parties will use their commercially reasonable efforts to minimize (or eliminate) any Sales Taxes as are applicable to the purchase and sale of the Purchased Assets, including any taxes payable under the Excise Tax Act (Canada) by, among other things, making such elections and taking such steps as may be provided for under that Act, including making a joint election in a timely manner under Section 167 of Part IX of the Excise Tax Act (Canada) or, where such election is unavailable, Purchaser shall, to the extent permitted by subsection 228(4) of the Excise Tax Act (Canada), self-assess and remit applicable Taxes in respect of Other Real Property Interests acquired under this Agreement.

(d)	The Parties shall execute and deliver all such Tax elections and forms as they may mutually agree upon.

3.	REPRESENTATIONS AND WARRANTIES

3.1	New Gold’s Representations and Warranties

New Gold represents and warrants to each of Artemis and Purchaser as follows, except to the extent that such representations and warranties are qualified by the New Gold Disclosure Letter, and acknowledges that each of Artemis and Purchaser is relying on such representations and warranties in entering into this Agreement and performing its obligations hereunder:

(a)
Organization and Qualification.  New Gold is a corporation existing and in good standing under the laws of British Columbia and Newco will, upon its incorporation, be a corporation existing and in good standing under the laws of British Columbia. New Gold has, and Newco will have upon its incorporation, the corporate power, authority and capacity to own the Purchased Assets, to carry on Project Operations, to execute and deliver this Agreement and the Ancillary Agreements (to the extent a party thereto), and to perform its obligations under this Agreement and the Ancillary Agreements (to the extent that it is a party thereto or becomes liable to perform such obligations).  New Gold has and, upon its incorporation, Newco will have, the corporate power, authority and capacity to dispose of the Purchased Assets to Purchaser.  New Gold is and, upon its incorporation, Newco will be, registered, licensed or otherwise qualified to do business under the laws of each jurisdiction where such registration is required. Upon the incorporation of Newco and until Closing, New Gold will be the legal and beneficial owner of all of the issued and outstanding shares of Newco;

(b)
Authority Relative to this Agreement.  The execution and delivery of this Agreement and all Ancillary Agreements and instruments to be executed by New Gold as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of New Gold and, to the extent required, will be duly authorized by Newco prior to Closing.  This Agreement has been duly executed and delivered by New Gold and is a legal, valid and binding obligation of New Gold enforceable by Artemis and Purchaser against New Gold in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction;

(c)
No Violation.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, will result in a breach or termination of, or will accelerate the performance required by: (i) any agreement to which New Gold (or following the Pre-Closing Reorganization, Newco) is a party, except as referenced in Schedule 3.1(c) of the New Gold Disclosure Letter; (ii) any Permit; (iii) the constating documents of New Gold or any of its Affiliates, or any resolution passed by the directors (or any committee thereof) or shareholders of New Gold or following its incorporation, Newco; or (iv) any statute or any judgment, decree, order, rule, policy or regulation of any Governmental Authority applicable to the Project;

(d)
Title to Purchased Assets.  New Gold is, and following the Pre-Closing Reorganization Newco will be, the sole legal and beneficial owner of, and have good and marketable title to, each of the Purchased Assets, free and clear of all Encumbrances save and except the Permitted Encumbrances, except to the extent described in Exhibit G.  No proceedings have been instituted to invalidate or assert an adverse claim or challenge against, or to the ownership of, or title to, any part of the Project or the Purchased Assets and no person, other than Purchaser, has any agreement or option or any right or privilege (whether by law, pre‑emptive or contractual) capable of becoming an agreement or option for the purchase of any interest in the Project or any of the Purchased Assets and no person has any royalty, earn-in right, back-in right, right of first refusal, or other similar interest whatsoever, related to any part of the Project or the Purchased Assets, other than the royalties, rights and interests identified in Exhibit B (Permitted Encumbrances);

(e)
Purchased Assets.  The Purchased Assets constitute all of the property and assets related to the Project and all of the property and assets used by New Gold (or following the Pre-Closing Reorganization, Newco) in the conduct of Project Operations, other than the Non-Transferable Permits.  Schedule 3.1(e) of the New Gold Disclosure Letter sets out a current, complete and accurate list of the Purchased Assets, including a brief description of each Purchased Asset, which in each case is located on the Property, and for greater certainty, identifies all Property, Permits and Assumed Contracts.  New Gold has made available to Artemis and Purchaser copies of all material Records that are in the possession or control of New Gold (or following the Pre-Closing Reorganization, Newco);

(f)
Property.  The Property includes all of the real property interests, mining concessions, claims, leases, licenses, and similar rights of New Gold (or following the Pre-Closing Reorganization, Newco) related to the Project.  All work and activities carried out by New Gold or its Affiliates on the Property has been carried out in material compliance with all Applicable Laws and neither New Gold nor any of its Affiliates, nor, to the knowledge of New Gold, any other person, has received any notice of violation of any Applicable Laws in relation to the Project, except as set forth in Schedule 3.1(f) of the New Gold Disclosure Letter;

(g)	Mineral Titles.

(1)
Each Mineral Title has been properly recorded in compliance with Applicable Laws and comprises a valid and subsisting mineral claim or lease and is in good standing under the Mineral Tenure Act (British Columbia).

(2)
All assessment work required to be performed and filed in respect of the Mineral Titles as of the date of this Agreement has been performed and filed.  All Taxes and other payments required to be paid in respect of the Mineral Titles have been paid.  All filings required to be filed in respect of the Mineral Titles have been filed;

(h)
Permits.  The Permits include all permits, licenses, approvals, consents, certificates, registrations, exemptions and other authorizations required by Applicable Laws in order for New Gold to conduct its activities with respect to the Project, as currently conducted. Each of the Permits is valid, in full force and effect, and neither New Gold nor any of its Affiliates has received any notices of default or notices purporting to amend or terminate any of the Permits except as described in Schedule 2.1(b) of the New Gold Disclosure Letter.  The Permits, together with the Non-Transferable Permits, are the only permits, approvals or authorizations from Governmental Authorities held by New Gold (or following the Pre-Closing Reorganization, Newco) with respect to the Project.  New Gold (and following the Pre-Closing Reorganization, Newco) is not in material violation of any term or provision or requirement of any Permit, and no person has threatened in writing to revoke or amend or impose any additional condition in respect of, or commenced proceedings to revoke, amend or impose additional conditions in respect of, any Permit. Except as disclosed in Schedule 2.1(b) of the New Gold Disclosure Letter, no approval is required in connection with the transactions contemplated by this Agreement or in order to transfer to Purchaser any Permit or to maintain all rights and benefits thereunder in full force and effect and in good standing after Closing;

(i)
Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources for the Project disclosed in New Gold’s Public Disclosure Record have been prepared and disclosed in accordance with all Applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources taken as a whole, from the amounts most recently disclosed in New Gold’s Public Disclosure Record. New Gold’s NI 43-101 report with respect to the Project complied at the time of filing with the requirements of NI 43-101;

(j)
Assumed Contracts.  New Gold has provided Artemis and Purchaser with true and complete copies of all Assumed Contracts.  Neither New Gold (nor following the Pre-Closing Reorganization, Newco), nor to the knowledge of New Gold, any other party to any Assumed Contract is in default under any Assumed Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Assumed Contract by New Gold (or following the Pre-Closing Reorganization, Newco) or, to the knowledge of New Gold, any other party to any Assumed Contract.  Except as disclosed in Schedule 3.1(j) of the New Gold Disclosure Letter, each Assumed Contract is in full force and effect, unamended by written or oral agreement (except to the extent contemplated in connection with the Pre-Closing Reorganization), and New Gold (or following the Pre-Closing Reorganization, Newco) is entitled to the full benefit and advantage of each Assumed Contract in accordance with its terms.  Neither New Gold nor any of its Affiliates has received any notice of a default under any Assumed Contract or of a dispute in respect of any Assumed Contract.  Except as disclosed in Schedule 3.1(j) of the New Gold Disclosure Letter, no consent is required nor is any notice required to be given under any Assumed Contract by any party thereto or any other person in connection with the completion of the transactions contemplated by this Agreement in order to allow Purchaser to acquire all rights of New Gold (or following the Pre-Closing Reorganization, Newco) under such Assumed Contract.  The completion of the transactions contemplated by this Agreement will not afford any party to any of the Assumed Contracts or any other person the right to terminate any Assumed Contract nor will the completion of such transactions result in any additional or more onerous obligation on New Gold (or following the Pre-Closing Reorganization, Newco) under any Assumed Contract;

(k)
Environmental Liabilities and Compliance with Environmental Laws.  Except as disclosed in Schedule 3.1(k) of the New Gold Disclosure Letter, the Project Operations as carried on by New Gold (and following the Pre-Closing Reorganization, by Newco) have been carried on and are currently carried on in material compliance with all Environmental Laws.  New Gold (and following the Pre-Closing Reorganization, Newco) has not used any of the Purchased Assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Materials except in material compliance with all Environmental Laws. To the knowledge of New Gold, no part of the Property or other Purchased Assets contains any Hazardous Materials (i) other than in compliance with Environmental Laws, or (ii) which exceeds an applicable soil, groundwater or other environmental, health or safety criterion or standard published or enacted by a Governmental Authority having jurisdiction over the Property or other Purchased Assets. To the knowledge of New Gold, there are no underground storage tanks, pits, lagoons, waste disposal sites, above-ground storage tanks or materials or other assets containing asbestos or polychlorinated biphenyls located on the Property.  Neither New Gold nor any of its Affiliates has received written notice of and, to the knowledge of New Gold, there are no legal proceedings in progress, pending or threatened (i) investigating or alleging the violation or possible violation of any Environmental Law in connection with the Purchased Assets, (ii) to determine whether any study or remedial action is required to respond to a Release or the presence of any Hazardous Materials on the Property or other Purchased Assets, or (iii) requiring or alleging New Gold or any of New Gold’s Affiliates or representatives is responsible for remediation, clean-up or corrective action of any kind pursuant to any Environmental Law.  New Gold has disclosed all material environmental reports and audits relating to the Project in its or any of its Affiliates’ possession or control;

(l)	Indigenous Matters.

(1)
To the knowledge of New Gold, the Indigenous Groups listed in Section (1) of Schedule 3.1(l) of the New Gold Disclosure Letter are the only Indigenous Groups that have asserted an Indigenous Claim in connection with the Project;

(2)
Other than as set out in Section (2) of Schedule 3.1(l) of the New Gold Disclosure Letter, to the knowledge of New Gold, there are no current, pending or threatened claims by any Indigenous Group that could reasonably be expected to prevent or materially impair, the exploration, development, construction and operation of the Project;

(3)
Other than as set out in Section (3) of Schedule 3.1(l) of the New Gold Disclosure Letter, to the knowledge of New Gold, New Gold and its Affiliates are in material compliance with the First Nations Agreements, and have received no notification of, and have not asserted any, material breach of any First Nations Agreement, in each case including the Participation Agreement; and

(4)
Other than as set out in Schedule 2.1(d) of the New Gold Disclosure Letter, to the knowledge of New Gold, there is no memorandum of agreement, exploration, impact and benefit or any other written agreement in effect between New Gold or any of its Affiliates with any Indigenous Group in connection with the Project or the Purchased Assets;

(m)
No Expropriation. No property or asset of New Gold or its Affiliates relating to the Project has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of New Gold, is there any intent or proposal to give any such notice or to commence any such proceeding;

(n)
Corrupt Practices.  None of New Gold, its Affiliates, nor any of their respective officers, directors or employees has taken, committed to take or been alleged to have taken any action which would cause New Gold or any of its Affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any Applicable Laws of similar effect of any other jurisdiction, and to the knowledge of New Gold no such action has been taken by any of its agents, representatives or other persons acting on behalf of New Gold or any of its Affiliates;

(o)
Regulatory Approvals.  Except as set forth in Schedule 3.1(o) of the New Gold Disclosure Letter, no regulatory approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by New Gold or Newco: (i) in connection with the execution and delivery of, and performance by New Gold (or following the Pre-Closing Reorganization, Newco) of the obligations of New Gold under this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby; or (ii) to transfer any Permit and all rights and benefits thereunder to Purchaser;

(p)
Legal Proceedings.  There is no legal proceeding in progress, pending or, to the knowledge of New Gold, threatened against or affecting any of the Purchased Assets or title thereto, nor, to the knowledge of New Gold, is there any factual or legal basis on which any such legal proceeding could be commenced.  There is no order outstanding against or affecting any of the Purchased Assets;

(q)
Insolvency.  Neither New Gold nor any of its Affiliates has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver of any part of its assets appointed, had any person holding any Encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing, New Gold will not be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)) and each of New Gold’s Affiliates will not be an insolvent person (as that term or similar term is defined in bankruptcy and insolvency legislation applicable to each such Affiliate);

(r)
Insurance.  New Gold maintains insurance with reputable and sound insurers covering the Purchased Assets in such amounts and against such losses and claims as are generally maintained for comparable properties.  Each of the insurance policies is valid and subsisting and in good standing, there is no default thereunder, and New Gold is entitled to all rights and benefits thereunder.  There are no pending claims under any of the insurance policies and to the knowledge of New Gold, there are no circumstances which might entitle New Gold to make a claim under any of the insurance policies or which might be required under any of the insurance policies to be notified to the insurers;

(s)	Tax Matters.

(1)	Neither New Gold nor, following its incorporation, Newco, is a “non‑resident” of Canada for purposes of the Tax Act; and

(2)
New Gold has withheld from each payment made to any person, including any of its present or former employees and, in respect of other payments, to all persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act all amounts required by Applicable Laws to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  New Gold has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of employees of New Gold to the proper Governmental Authority within the time required under Applicable Laws.  New Gold has charged, collected and remitted on a timely basis all Taxes as required under Applicable Laws on any sale, supply or delivery whatsoever, made by New Gold;

(t)
Tax Returns.  New Gold has filed all Tax Returns required to be filed by it in all applicable jurisdictions so as to prevent any valid Encumbrance (other than a Permitted Encumbrance) of any nature on the Purchased Assets and has paid all Taxes relating to the Project and the Project Assets when due; and

(u)
Tax Registrations.  New Gold is registered, and Newco will at Closing be registered, for GST/HST purposes under Part IX of the Excise Tax Act (Canada) and New Gold’s GST/HST registration number in relation to the Project is 101484145-RT0003.  New Gold is registered, and Newco will at Closing be registered, for British Columbia Provincial Sales Tax (PST) purposes under the Provincial Sales Tax Act (British Columbia) and New Gold’s PST registration number is PST-1013-9464.

3.2	Artemis and Purchaser Representations and Warranties

Artemis and Purchaser jointly and severally represent and warrant to New Gold as follows, except to the extent that such representations and warranties are qualified by the Artemis Disclosure Letter, and acknowledge that New Gold is relying on such representations and warranties in entering into this Agreement and performing its respective obligations hereunder:

(a)
Organization and Qualification.  Each of Artemis and Purchaser is a corporation existing and in good standing under the laws of the Province of British Columbia and has the corporate power to enter into this Agreement and perform its obligations hereunder.  Purchaser was incorporated under the laws of the Province of British Columbia on May 29, 2020.  Each of Artemis and Purchaser has all necessary corporate power and capacity to own or lease its properties and assets and to carry on its business as presently conducted.  No act or proceeding has been taken or authorized by or against Artemis or Purchaser by any other person in connection with any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Artemis or Purchaser.  Artemis and Purchaser are registered, licensed or otherwise qualified to do business under the laws of each jurisdiction where such registration is required;

(b)
Authority Relative to this Agreement.  The execution and delivery of this Agreement and all Ancillary Agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Artemis and Purchaser.  This Agreement has been duly executed and delivered by Artemis and Purchaser and is a legal, valid and binding obligation of Artemis and Purchaser enforceable by New Gold against Artemis and Purchaser in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction;

(c)
No Violation.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, will result in a breach or termination of, or will accelerate the performance required by: (i) any agreement to which Artemis or Purchaser is a party; (ii) the constating documents of Artemis, Purchaser or any of their Affiliates or any resolution passed by the directors (or any committee thereof) or shareholders of Artemis or Purchaser; or (iii) any statute or any judgment, decree, order, rule, policy or regulation of any Governmental Authority applicable to Artemis, Purchaser or any of their Affiliates or the properties or assets thereof;

(d)
Consideration Shares.  Prior to Closing, the Consideration Shares will have been duly authorized for issuance and upon issuance pursuant to the provisions hereof, the Consideration Shares will be validly issued and fully paid as non-assessable Artemis Shares;

(e)
Share Capital.  The authorized share capital of Artemis consists of an unlimited number of Artemis Shares, of which 48,267,327 Artemis Shares were issued and outstanding as fully paid and non-assessable as at the date of this Agreement.  Other than 1,720,000 Artemis Shares which are reserved for issuance upon the exercise of outstanding stock options and 36,181,185 Artemis Shares which are reserved for issuance upon the exercise of outstanding common share purchase warrants, there are no outstanding Convertible Securities as at the date hereof.  All of the issued and outstanding shares of Purchaser are legally and beneficially owned by Artemis;

(f)
Reporting Issuer Status.  Artemis is a reporting issuer in good standing under the securities laws of the Provinces of British Columbia, Alberta, Ontario and Quebec, and no material change relating to Artemis has occurred with respect to which the requisite material change report has not been filed under the applicable securities laws in such Provinces and no such disclosure has been made on a confidential basis;

(g)
Stock Exchange Listing.  The Artemis Shares are currently listed and posted for trading on the TSX Venture Exchange.  No order ceasing or suspending trading in the securities of Artemis nor prohibiting the sale of such securities has been issued to Artemis and, to the best of the knowledge of Artemis, no investigations or proceedings for such purposes are pending or threatened;

(h)
Ownership of Property.  Artemis has the interest in the GK Project and in Velocity Minerals Ltd. as disclosed in the Artemis Public Disclosure Record, and the agreements pursuant to which Artemis holds its interest in the GK Project and in Velocity Minerals Ltd. are in good standing in all material respects;

(i)
Artemis Public Disclosure Record.  The Artemis Public Disclosure Record is accurate in all material respects and omits no material facts, the omission of which would make the Artemis Public Disclosure Record materially misleading or incorrect at the time such statements were made.  Except as disclosed in the Artemis Public Disclosure Record, there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Artemis and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of Artemis (in each case on a consolidated basis) since March 31, 2020;

(j)
Absence of Certain Changes.  Since January 10, 2019, Artemis has carried on business in the ordinary course and except as disclosed in Schedule 3.2(j) of the Artemis Disclosure Letter there has not been:

(1)
any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of Artemis and its Affiliates, other than those changes occurring in the ordinary course of business;

(2)	any material change in the share capital or long-term debt of Artemis and its Affiliates; or

(3)	any material change in accounting or tax practices followed by Artemis,

which has not been publicly disclosed in the Artemis Public Disclosure Record;

(k)
Material Contracts.  Neither Artemis, nor to the knowledge of Artemis, any other party to any material contract is in default under any material contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any material contract by Artemis or any of its Affiliates or, to the knowledge of Artemis, any other party to any such material contract.  Neither Artemis nor any of its Affiliates has received any notice of a default under any material contract or of a dispute in respect of any material contract.  Except as disclosed in Schedule 3.2(k) of the Artemis Disclosure Letter, no consent is required nor is any notice required to be given under any such material contract by any party thereto or any other person in connection with the completion of the transactions contemplated by this Agreement and the Ancillary Agreements.  The completion of the transactions contemplated by this Agreement will not afford any party to any contract material to Artemis or any of its Affiliates the right to terminate any such material contract nor will the completion of such transactions result in any additional or more onerous obligation on Artemis or any of its Affiliates under any material contract;

(l)
Non-Arm’s Length Transactions.  Except as disclosed in the Artemis Public Disclosure Record, none of the directors or senior officers of Artemis or any of its Affiliates, as applicable, nor any holder of more than 10% of the Artemis Shares and/or Convertible Securities entitling the holder thereof to acquire more than 10% of the Artemis Shares, nor any associate or Affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction or in any proposed transaction with Artemis or any of its Affiliates since January 10, 2019;

(m)
Compliance with Environmental Laws.  The operations of Artemis at the GK Project have been carried on by Artemis and its Affiliates and are currently carried on by Artemis and its Affiliates in compliance with all Environmental Laws.  Neither Artemis nor any of its Affiliates has received written notice of and, to the knowledge of Artemis, there are no legal proceedings in progress, pending or threatened (i) investigating or alleging the violation or possible violation of any Environmental Law by Artemis or any of its Affiliates, (ii) to determine whether any study or remedial action is required to respond to a Release or the presence of Hazardous Material on the GK Project, or (iii) requiring or alleging Artemis or any of its Affiliates or representatives is responsible for remediation, clean-up or corrective action of any kind pursuant to any Environmental Law;

(n)	Indigenous Matters.

(1)	to the knowledge of Artemis, the Indigenous Groups listed in the Artemis Disclosure Letter are the only Indigenous Groups that have asserted an Indigenous Claim in connection with the GK Project;

(2)
to the knowledge of Artemis, there are no current, pending or threatened claims by any Indigenous Group that could reasonably be expected to prevent or materially impair, the exploration, development, construction and operation of the GK Project; and

(3)
there is no memorandum of agreement, exploration, impact and benefit or any other written or oral agreement between Artemis or any of its Affiliates and any Indigenous Group respecting Artemis’ or any of its Affiliates’ assets or operations, including the GK Project;

(o)
No Expropriation. No property or asset of Artemis or any of its Affiliates has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Artemis, is there any intent or proposal to give any such notice or to commence any such proceeding;

(p)
Corrupt Practices.  None of Artemis nor any of its Affiliates nor any of their officers, directors or employees has taken, committed to take or been alleged to have taken any action which would cause Artemis or any of its Affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any Applicable Laws of similar effect of any other jurisdiction, and to the knowledge of Artemis no such action has been taken by any of its agents, representatives or other persons acting on behalf of Artemis or any of its Affiliates;

(q)
Regulatory Approvals.  Except as set forth in Exhibit D, no regulatory approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by Artemis or Purchaser in connection with the execution and delivery of, and performance by each of Artemis and Purchaser of its obligations under, this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby;

(r)
Legal Proceedings.  There is no material legal proceeding in progress, pending or, to the knowledge of Artemis and Purchaser, threatened against or affecting Artemis or any of its Affiliates nor, to the knowledge of Artemis and Purchaser, is there any factual or legal basis on which any such legal proceeding could be commenced;

(s)
Financial Statements.  The Artemis Financial Statements present fairly, in all material respects, the financial position of Artemis as at the dates set out therein and the results of its operations and the changes in its financial position for the periods then ended, in accordance with International Financial Reporting Standards applicable to public enterprises in Canada applied on a consistent basis.  Other than as disclosed in the Artemis Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Artemis with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components or revenues or expenses of Artemis.  Artemis and its Affiliates do not have any contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Artemis Financial Statements which would reasonably be expected to be material to Artemis (on a consolidated basis);

(t)
Insolvency.  Neither Artemis nor any of its Affiliates has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver of any part of its assets appointed, had any person holding any Encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing, neither Artemis nor any of its Affiliates will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)) and neither Artemis nor any of its Affiliates will be an insolvent person (as that term or similar term is defined in bankruptcy and insolvency legislation applicable to each such Affiliate);

(u)
Compliance with Applicable Laws.  Artemis and its Affiliates have conducted and in each case are conducting their business in material compliance with all Applicable Laws and holds all material licences, registrations, permits, consents, qualifications or authorizations (whether governmental, regulatory or otherwise) required in order to enable its business to be carried on as now conducted, and all such licences, registrations, permits, consents qualifications and authorizations are valid and subsisting and in good standing and neither Artemis nor any of its Affiliates has received in writing any notice of proceedings relating to the revocation or modification of any such license, registration, permit, consent, qualification or authorization which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the assets of or the conduct of the business, operations, condition (financial or otherwise) or income of Artemis or any of its Affiliates. To the knowledge of Artemis, there is no pending change to any Applicable Law or position of any Governmental Authority that would materially adversely affect the assets of or the conduct of the business, operations, condition (financial or otherwise) or income of Artemis or any of its Affiliates, or the ability of Artemis and Purchaser to effect the transactions contemplated by this Agreement and the Ancillary Agreements;

(v)
Taxes.  Each of Artemis and its Affiliates have filed all Tax Returns which are required to be filed, or has requested extensions thereof, and has paid all Taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable.  There are no liens for Taxes on the assets of Artemis or any of its Affiliates except for Taxes not yet due, there are no audits of any of the Tax Returns of Artemis or any of its Affiliates which are known by Artemis’ management to be pending and there are no claims which have been or may be asserted relating to any such Tax Returns which, if determined adversely, would result in the assertion by any government agency of any deficiency which would have a material adverse effect on the properties, business or assets of Artemis and its Affiliates.  Artemis has established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no liens for Taxes on the material assets of Artemis or any of its Affiliates, there are no audits pending of the Tax Returns of Artemis or any of its Affiliates (whether federal, state, provincial, local or foreign) and other than as disclosed in the Artemis Financial Statements, there are no claims which have been or may be asserted relating to any such Tax Returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a material adverse effect;

(w)
Auditors.  Artemis’ auditors who audited the Artemis Financial Statements for the period January 10, 2019 to December 31, 2019 and who provided their audit report thereon, were, as of the date of such audit report, independent public accountants as required under Applicable Laws, are registered with the Public Company Accounting Oversight Board and there has never been a reportable disagreement or reportable event (within the meaning of NI 51-102) between Artemis and its auditors;

(x)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent of Artemis in respect of the Artemis Shares;

(y)
Technical Matters.  Artemis is in compliance with the provisions of NI 43-101 in all material respects and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply in all material respects with the requirements of NI 43-101.  All scientific and technical information set forth in the Artemis Public Disclosure Record relating to the GK Project has been reviewed by Artemis and a “qualified person”, as defined in NI 43-101, and all such information has been prepared in accordance with NI 43-101;

(z)
Books and Records.  The minute books and corporate records of Artemis and Purchaser contain copies of all material proceedings of the shareholders, the board of directors and all committees of the board of directors of Artemis and Purchaser;

(aa)
Internal Controls.  Artemis and its Affiliates maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain accountability for assets;

(bb)
No Contemplated Changes. Neither Artemis nor any of its Affiliates has approved or has entered into any agreement in respect of: (i) the purchase of any securities or other equity or proprietary interest in any person; (ii) the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest therein owned, directly or indirectly, by Artemis or any of its Affiliates whether by asset sale, sale or transfer of shares or otherwise (except as contemplated by this Agreement or the Ancillary Agreements); or (iii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of Artemis or any of its Affiliates or otherwise) of Artemis or any of its Affiliates;

(cc)	Investment Canada Act. Each of Artemis and Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada), as amended from time to time to the Closing Date; and

(dd)
Tax Registrations.  Artemis and Purchaser are each registered for purposes of the Goods and Services Tax under the Excise Tax Act (Canada). Artemis’ GST/HST registration number is No. 10028 6764 RT0001 and Purchaser’s GST/HST registration number is No. 73237 6876 RT0001. Artemis and Purchaser are each registered for British Columbia Provincial Sales Tax (PST) purposes under the Provincial Sales Tax Act (British Columbia). Artemis’ PST registration number is PST-1238-7901 and Purchaser’s PST registration number is PST-1243-5835.

3.3	Notice of Untrue Representation or Warranty

During the Closing Period, New Gold will promptly notify Artemis and Purchaser, and Artemis and Purchaser will promptly notify New Gold, upon becoming aware that any representation or warranty made by it and contained in this Agreement has become inaccurate or incorrect.

4.	COVENANTS

4.1	Actions to Satisfy Closing Conditions

(a)
New Gold will take all such actions as are within its power to control and will use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 5.2, including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties.

(b)
Each of Artemis and Purchaser will take all such actions as are within its power to control and will use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 5.1, including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties.

4.2	Assumed Contracts and Permits

(a)
If the consent of a third party is required to assign New Gold’s rights and obligations under any Assumed Contract, New Gold, Artemis and Purchaser will each use their commercially reasonable efforts to obtain the consents to the assignment of such Contract to Purchaser prior to Closing and in any event, before the Outside Date.

(b)
New Gold, Artemis and Purchaser will use their commercially reasonable efforts to, as soon as reasonably practicable, ensure that any consents or approvals required to transfer or assign the Permits to Purchaser effective as of Closing are obtained prior to Closing or, if necessary, arrange for a new permit to be issued to replace any required Non-Transferable Permits, as at Closing.  Without limiting the generality of the foregoing, New Gold will:

(1)	within 10 days of the date of this Agreement, prepare, and provide to Artemis for review, draft applications to transfer the Provincial EA Approval to Purchaser effective as of Closing; and

(2)	upon finalizing such draft applications in conjunction with Artemis, promptly file such applications with the applicable Governmental Authorities.

(c)
In connection with their respective obligations under Sections 4.2(a) and 4.2(b), the Parties shall cooperate with each other acting reasonably and shall jointly agree on the principles of the approach and engagement with applicable Indigenous Groups and Governmental Authorities; provided that:

(1)
all communications by Artemis with applicable Governmental Authorities and other applicable third parties shall be subject to the prior review and approval by New Gold, acting reasonably, and that all documents presented shall be in form and substance satisfactory to New Gold, acting reasonably;

(2)
all communications with any applicable First Nations shall be made by New Gold, subject to the prior review and approval of Artemis, acting reasonably, and that all documents presented shall be in form and substance satisfactory to Artemis, acting reasonably;

(3)
without limiting the generality of the obligations in Sections 4.2(c)(1) and 4.2(c)(2), each of New Gold and Artemis shall provide in a timely manner such information, cooperation and assistance as is reasonably required in connection with (A) the preparation of any applications, filings, submissions to any Government Authority or Indigenous Group, (B) any discussions or negotiations with a Government Authority or Indigenous Group, and (C) responding to any inquiries from any Government Authority or Indigenous Group, in each case as are required to satisfy the conditions to Closing in contained in Article 5;

(4)
without limiting the generality of the foregoing, New Gold and Artemis shall where reasonably requested by the other Party, and insofar as permitted by a Governmental Authority or Indigenous Group, as applicable, make available appropriate representatives for meetings and calls in connection with the satisfaction the conditions to Closing in contained in Article 5; and

(5)
each of New Gold and Artemis undertakes to (A) keep the other informed promptly of developments which are material or reasonably likely to be material to the satisfaction of the conditions to Closing in contained in Article 5; and (B) provide the other, in a timely manner, with copies of all material communications, material correspondence and documents sent to, or received from, all Governmental Authorities and Indigenous Groups in relation to the satisfaction of the conditions to Closing contained in Article 5; and

(d)
Artemis and Purchaser shall provide at or prior to Closing all such financial security and other assurances as are required by applicable Governmental Authorities as a condition of or in connection with the transfer or assignment of the Permits or the issuance of replacement permits to replace any Non-Transferable Permits including all required financial security in amounts and in the forms acceptable to the Governmental Authorities for reclamation, remediation and closure obligations and shall have obtained written assurance from such Governmental Authorities, satisfactory to New Gold, that all such financial security and other authorizations that have been provided by New Gold will be returned to New Gold in a prompt manner upon Closing.  Artemis and Purchaser agree that New Gold shall not be required to maintain any existing security or other financial assurances in place with any applicable Governmental Authority from and after Closing nor shall New Gold be required to make any payments to any person or incur any costs in connection with the foregoing.  New Gold shall work cooperatively with Artemis, Purchaser and all relevant Governmental Authorities to coordinate the replacement of all such financial security and other authorizations that have been provided by New Gold pursuant to the Permits.

4.3	Transfer Taxes

Purchaser will pay directly to the appropriate taxing authorities all amounts properly payable by Purchaser pursuant to Section 2.7 (other than Taxes payable by New Gold under Applicable Laws). In the event that New Gold is required to pay or remit any such amounts, Purchaser will indemnify and save New Gold harmless in respect of the same.

4.4	Consents Not Received

If a consent or approval of a third party required to permit the transfer or assignment to Purchaser of New Gold’s interest in any of the Purchased Assets is not received on or before Closing, and if, notwithstanding such non-receipt, Artemis, Purchaser and New Gold proceed to complete the sale and the purchase of the Purchased Assets contemplated by this Agreement, the legal transfer or assignment of those Purchased Assets in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such Purchased Assets will be held by New Gold following the Closing in trust for the benefit and exclusive use of the Purchaser. New Gold shall continue to use commercially reasonable efforts to obtain the required consents and approvals and shall only make use of such Purchased Assets in accordance with the directions of Purchaser.

4.5	Ineffective Transfer and Continuing Obligations

(a)
If for any reason any Purchased Asset is not fully and effectually transferred to Purchaser upon Closing, any such Purchased Asset will be held by New Gold in trust for the exclusive use of Purchaser. New Gold, Artemis and Purchaser shall use commercially reasonable efforts to complete the transfer to Purchaser of any such Purchased Asset not transferred at Closing as soon as practicable thereafter and New Gold shall only make use of such Purchased Asset in accordance with any direction provided by Purchaser from time to time.

(b)
If for any reason any obligation of New Gold under any Assumed Contract gives rise to any Expenses on the part of New Gold following Closing (“Continuing Obligations of New Gold”) as a result of a failure by the Purchaser or Artemis to comply with any of its or New Gold’s obligations thereunder or hereunder, Artemis and Purchaser shall jointly and severally pay to New Gold in full the amount of any such Expenses suffered by, imposed upon or asserted against New Gold as a result of, in respect of, connected with, or arising out of any such Continuing Obligations of New Gold.

4.6	Access to Records and Property During Closing Period

(a)
During the Closing Period, New Gold shall give, or cause to be given, to Artemis, Purchaser and their representatives reasonable access during normal business hours to the Project and the Purchased Assets, including the Records, the Contracts, and the Property to conduct such matters as Artemis and Purchaser consider necessary or desirable to familiarize itself with the Project and the Purchased Assets, to prepare the BAR, and to prepare a technical report in compliance with NI 43-101 if necessary.

(b)
During the Closing Period, New Gold shall make its representatives available, on the reasonable request of Purchaser, to assist Purchaser in obtaining the Required Regulatory Approvals and Material Consents, including by (i) making introductions and arranging meetings with key stakeholders and leaders of Governmental Authorities and Indigenous Groups and participating in those meetings, (ii) providing strategic input, including on any materials prepared for obtaining the Required Regulatory Approvals and Material Consents, (iii) keeping Purchaser updated on the status of any ongoing negotiations or discussions between New Gold and the Indigenous Groups, provided that, for greater certainty, neither New Gold nor any of its Affiliates will enter into any First Nations Agreements during the Closing Period without the prior written consent of Purchaser, and (iv) responding promptly to requests for support, documents, information, comments or input where reasonably requested by Purchaser.

4.7	Closing Period Covenants of New Gold

During the Closing Period, New Gold shall conduct the Project Operations in compliance with Applicable Laws and the terms and conditions of all Contracts and in the ordinary course of business consistent with recent past practice, and shall not take any action that if taken prior to the date hereof would have caused any representation and warranty of New Gold herein to be incorrect in any material respect.

4.8	Financing Covenant

The parties acknowledge and agree that it is the intention of Artemis to effect the Financing primarily by way of an equity offering. To the extent that any portion of the Financing or the Initial Cash Payment is financed or raised through the incurrence of indebtedness, including any indebtedness incurred through the issuance of Convertible Securities, such indebtedness shall be incurred by Artemis and all such indebtedness shall be: (a) borrowed from the Committed Investor or an Affiliate thereof; (b) unsecured; and (c) subordinated and postponed to the obligations of Artemis and the Purchaser pursuant to this Agreement and the Second Payment Note.

4.9	Regulatory Approvals and Material Consents

Each of New Gold, Artemis and Purchaser, as promptly as practicable after the execution of this Agreement, shall (a) make, or cause to be made, all filings and submissions under Applicable Laws that are required for it to consummate the purchase and sale of the Purchased Assets in accordance with the terms of this Agreement, (b) use reasonable commercial efforts to obtain, or cause to be obtained, all Regulatory Approvals and Material Consents necessary or advisable to be obtained by it in order to consummate the transactions contemplated herein, and (c) use reasonable commercial efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement. In the case of the Regulatory Approvals and Material Consents, each of New Gold, Artemis and Purchaser shall make, or cause to be made, all filings and submissions, and submit all documentation and information that is required to obtain the Regulatory Approvals and Material Consents, and subject to Section 4.14(d), will use reasonable commercial efforts to satisfy all requests for additional information and documentation received under or pursuant to those filings, submissions and Applicable Laws, and any orders or requests made by any Governmental Authority under such laws. Each of New Gold, Artemis and Purchaser shall further use reasonable commercial efforts to avoid, oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects its ability to consummate the transactions contemplated by this Agreement.

4.10	Shareholder Approval

Promptly, and in any event within five Business Days of the date of this Agreement, Artemis shall call a shareholder meeting for any required approval of the transactions contemplated in this Agreement and the Ancillary Agreements, including, for greater certainty, the Financing (including any portion thereof provided pursuant to the Commitment Letter), such shareholder meeting to be held as promptly as practicable following the date of this Agreement. Artemis shall include a recommendation to its shareholders to vote in favour of the transactions contemplated in this Agreement and the Ancillary Agreements, including, for greater certainty, the Financing (including any portion thereof provided pursuant to the Commitment Letter), in all materials prepared by Artemis in relation to its shareholder meeting for the purpose of obtaining shareholder approval.  If applicable, Artemis will solicit proxies in favour of the transactions contemplated in this Agreement and the Ancillary Agreements, including, for greater certainty, the Financing (including any portion thereof provided pursuant to the Commitment Letter), and to that end, Artemis will cause the proxyholder named in the form of proxy on which management of Artemis is soliciting proxies to vote the Artemis Shares in respect of which such proxyholder is granted a discretionary proxy in favour of transactions contemplated in this Agreement and the Ancillary Agreements, including, for greater certainty, the Financing (including any portion thereof provided pursuant to the Commitment Letter), at such meeting.  Artemis shall provide New Gold with a reasonable opportunity to review and comment on any proxy circular or other materials sent to shareholders in connection with obtaining the shareholder approval contemplated in this Section 4.10, and shall give reasonable consideration to all comments provided by New Gold and its counsel; provided, however, that Artemis shall not include any disclosure relating in any way to New Gold in such proxy circular or materials without New Gold's prior written approval.

4.11	Commitment Letter

Artemis shall take any and all steps required to be taken by it in advance of Closing to satisfy its obligations pursuant to the Commitment Letter, including: (a) the creation, issuance and delivery of Artemis Shares to the Committed Investor; and/or (b) the delivery to the Committed Investor of evidence of indebtedness entered into on the terms set forth in Section 4.8, and in each case on the terms contemplated by the Commitment Letter and in compliance with all requirements of Applicable Laws.

4.12	Offers of Employment

(a)
Within 30 days after the date of this Agreement, Artemis will offer employment to each of the Specified Employees conditional upon Closing. All offers made under this Section 4.12 will be for employment on terms and conditions which are no less favourable than the terms of employment in effect in respect of the relevant Specified Employee on the Closing Date.

(b)
Artemis will treat the period of employment with New Gold of each Transferred Employee as employment or engagement with Artemis for purposes of the future calculation of any severance entitlement, bonus or other employee benefit entitlement of such Transferred Employee.

(c)
All items in respect of Transferred Employees to be employed, engaged or retained by Artemis including premiums for employment insurance, workers’ compensation, benefits plans, accrued statutory holiday pay, fees, wages, salaries, commissions, bonuses, accumulated vacation with pay credits or entitlements and other employee benefits or claims which may become payable to, receivable by, or accrued in favour of Transferred Employees up to the opening of business on the Closing Date will be paid in full by New Gold on or before Closing.

(d)
Artemis’ obligation under this Section 4.12 is solely to make offers of employment or engagement as of the Closing Date to the Specified Employees. Artemis will not be obligated to any Specified Employee who refuses such offer, regardless of the reason for refusal.

4.13	Pre-Closing Reorganization

(a)
New Gold shall take, or cause to be taken, all reasonable action and do, or cause to be done, all other things reasonably necessary, proper and advisable under Applicable Laws to complete the Pre-Closing Reorganization at least one Business Day prior to the Closing Date. Artemis and Purchaser hereby covenant and agree to do any and all acts and things necessary from time to time in connection with the completion of the Pre-Closing Reorganization by New Gold and each of the steps set forth in Exhibit F, including the execution and delivery to each of the Parties by Artemis and Purchaser of any and all documents required to be delivered by either of them in connection with the Pre-Closing Reorganization and each of the steps set forth in Exhibit F.

(b)
New Gold shall provide Artemis with copies of all documentation required to effect the Pre-Closing Reorganization at least five days prior to the Closing Date, shall provide Artemis with the opportunity to review and comment upon all such documentation, and shall consider in good faith any comments received from Artemis; provided that Artemis shall provide such comments no later than five Business Days following receipt by Artemis of such documentation. For the avoidance of doubt, New Gold shall not be obligated to make any changes requested by Artemis to any such documentation if it determines in good faith not to do so.

(c)
New Gold shall keep Artemis informed of the status of the Pre-Closing Reorganization and shall inform Artemis promptly of developments which are or are reasonably likely to adversely affect the completion of the Pre-Closing Reorganization in accordance with its terms.

(d)
Upon completion of the Pre-Closing Reorganization and in any event prior to Closing, New Gold shall provide Purchaser and Artemis with evidence of the transfer of title to the Purchased Assets to Newco, to the extent that legal title to such Purchased Assets is transferred pursuant to the Pre-Closing Reorganization.

(e)
Following the Pre-Closing Reorganization, New Gold will take any and all corporate action necessary to ensure that its obligations pursuant to this Agreement are performed by New Gold or Newco, and any such obligation performed by Newco will be deemed for all purposes of this Agreement to have been performed by New Gold in accordance with this Agreement. Any document, payment or other instrument or thing required pursuant to this Agreement or any Ancillary Agreement to be delivered to New Gold at or following Closing shall, to the extent applicable, be delivered to New Gold in trust for Newco or as otherwise directed in writing by New Gold.

4.14	Competition Act Approval

(a)
Without limiting the generality of Section 4.9, as soon as practicable, but no later than 10 Business Days from the date of this Agreement: (i) Purchaser shall, with the assistance of and, in consultation with, New Gold, promptly file a submission with the Commissioner requesting an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement and, in lieu thereof, request a "no-action letter" in furtherance of obtaining the Competition Act Approval; and (ii) if requested by Purchaser, each of Purchaser and New Gold shall file a pre-merger notification form with the Commissioner pursuant to section 114(1) of the Competition Act.

(b)	Purchaser and New Gold shall each pay 50% of all filing fees incurred in connection with the Competition Act Approval.

(c)	In connection with obtaining the Competition Act Approval, each Party shall and shall ensure each of its respective Affiliates:

(1)	use its reasonable commercial efforts to obtain the Competition Act Approval as promptly as possible;

(2)
cooperate and provide information and assistance that is reasonably requested by the other Party to obtain the Competition Act Approval and in respect of any notification, application, filing or response to information requests or submission related to the Competition Act Approval, and to consult with the other Party on the preparation of all applicable notifications, information, documentation and submissions supplied to or filed with any Governmental Authority, and provide reasonable opportunity to the other Party to comment on such applications, notifications, information, documentation and submissions to be supplied to or filed with any Governmental Authority;

(3)	respond promptly to any requests for information from any Governmental Authority (including in respect of any supplementary information requests);

(4)
keep the other Party reasonably informed as to the status of and proceedings relating to obtaining the Competition Act Approval, including providing the other Party with a copy or summary of all communications with or received from a Governmental Authority; and

(5)
not independently participate in any meeting or discussion with any Governmental Authority in respect of the Competition Act Approval without giving the other Party reasonable prior notice of the meeting or the discussion and, to the extent permitted by the Governmental Authority, the opportunity to attend and participate.

(d)
Notwithstanding anything to contrary contained herein, Artemis and the Purchaser will not be required to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, the Purchased Assets, assets, categories of assets or businesses of the Purchased Assets, Artemis or its Affiliates; (ii) terminate such existing relationships and contractual rights and obligations of the Purchased Assets, Artemis or its Affiliates; (iii) terminate any relevant venture or other arrangement of the Purchased Assets, Artemis or its Affiliates; or (iv) effectuate any other change or restructuring of the Purchased Assets, Artemis or its Affiliates (or, in each case, to enter into agreements or agree to the entry of an order or decree with the Commissioner or any other Governmental Authority) in order to obtain Competition Act Approval.

(e)
Notwithstanding any requirement in this Section 4.14 or any other provision in this Agreement, to the extent that any information to be provided by any Party is deemed to be competitively sensitive by such Party, such information shall be provided only to external counsel for the other Party on an external counsel only basis, provided that a redacted version of such information is also provided to such other Party.

4.15	Announcements and Confidentiality

(a)
Subject to the terms of this Agreement and Section 4.15(b), no announcement or communication (each an “Announcement”) concerning the existence or content of this Agreement and documents referred to herein shall be made by Artemis or New Gold without the prior written approval of the other Party.

(b)
Section 4.15(a) does not apply to any Announcement if, and to the extent that such is required by any Governmental Authority (or the rules thereof) to which Artemis or New Gold (as applicable) is subject, provided that Artemis or New Gold (as applicable) shall, to the extent permitted by Applicable Laws and so far as is practicable, inform the other of such requirement and the information required to be disclosed, consult with the other as to possible steps to avoid or limit disclosure, take such of those steps as the other may reasonably require and, where the disclosure is to be made by way of public announcement, make reasonable efforts to agree to the wording of the announcement with the other in advance.

(c)
Each Party shall and shall cause its Affiliates to, subject to Section 4.15(d), treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

(1)	the subject matter and provisions of this Agreement and the Ancillary Agreements;

(2)	the negotiations relating to this Agreement and the Ancillary Agreements; or

(3)	the other Party.

(d)	Notwithstanding Section 4.15(c), a Party may disclose information which would otherwise be confidential if and to the extent:

(1)
required for the Financing or any alternative financing arrangements entered into in accordance with the terms of this Agreement or any Ancillary Agreement, provided that such financing sources are bound by appropriate confidentiality obligations that are comparable to those of Artemis;

(2)	permitted by this Agreement (including Section 4.9);

(3)	required by Applicable Laws;

(4)	required by any Governmental Authority to which the Party making such disclosure is subject, subject to Section 4.15(b);

(5)	required to vest the full benefit of this Agreement in either Party;

(6)
disclosure is made to its Representatives, provided that any such Representative is first informed of the confidential nature of the information and such Representative acts in accordance with the provisions of Section 4.15(c) as if it were a party hereto;

(7)	the information has come into the public domain through no fault of that Party; or

(8)	the other Party has given prior written approval to the disclosure,

provided that any disclosure shall, so far as is practicable, be made only after consultation with the other Party.

(e)
Notwithstanding anything else in this Section 4.15, New Gold acknowledges and agrees that if Artemis is required to file this Agreement or any Ancillary Agreement on SEDAR under Applicable Laws, Artemis may file a redacted form of such agreement subject to such reasonable redactions as New Gold may request, provided that such redactions are permitted under Applicable Laws. Any provision of the Agreement or Ancillary Agreement that has been so redacted shall continue to constitute confidential information for purposes of this Agreement and this Section 4.15; provided, however, that if any securities regulatory authority subsequently requires Artemis to disclose any such redacted information or such redacted information shall otherwise become publicly available pursuant to Applicable Laws, (i) such redacted information shall cease to be confidential information upon such disclosure, and (ii) neither Artemis nor its Affiliates shall be in breach or violation of this Agreement with respect thereto. Artemis agrees that prior to filing any version of this Agreement or any Ancillary Agreement with any securities regulatory authority, it shall provide New Gold with a reasonable opportunity to review and comment on all documents to be submitted in connection with such filing and shall consider in good faith the comments, if any, provided by New Gold in respect of such documents, provided that any decision regarding redactions will ultimately be determined by Artemis, acting reasonably.

(f)	The restrictions in Section 4.15 shall continue to apply after Closing or termination of this Agreement without limitation of time.

4.16	Post-Closing Covenants of the Parties

(a)
Payment of Taxes on Sale.  Purchaser shall be responsible for and shall pay when due any land transfer taxes, sales taxes, excise taxes (good and services taxes) and similar taxes (but not Taxes of New Gold for the period up to Closing), and any registration fees payable in respect of the sale and transfer of the Purchased Assets to Purchaser.

(b)
Final Approval of the TSX Venture Exchange.  Promptly following Closing, Artemis shall make or cause to be made all filings, and shall pay all fees required to be given or made to the TSX Venture Exchange in order to satisfy all of the conditions to listing the Consideration Shares. Artemis shall promptly advise New Gold if final approval of the TSX Venture Exchange for the listing of the Consideration Shares is not granted for any reason.

(c)
Access to Records Post-Closing.  New Gold will deliver the Records to Purchaser at Closing.  New Gold may from time to time during normal business hours and upon reasonable notice and without undue interference to the business operations of Purchaser, inspect and make copies (at its own expense) of the Records, provided that its access to and use of such Records will be limited to legal and regulatory purposes, including preparing Tax Returns, responding to tax audits, or otherwise dealing with Governmental Authorities.

(d)
Business Acquisition Report.  New Gold will provide Artemis with such information as Artemis may reasonably request in connection with the preparation of the BAR post-Closing provided that such information is readily available.

(e)
Artemis Reporting Issuer Status.  Artemis covenants and agrees that it will, from the date of this Agreement through the 24 month period immediately following the Closing Date, (i) use its commercially reasonable efforts to maintain its listing on the TSX Venture Exchange (or Toronto Stock Exchange), and (ii) maintain its status as a “reporting issuer” in Ontario.

(f)
Share Certificates – Legend Removal.  After the expiry of any statutory hold period to which the Consideration Shares are subject, the Consideration Shares may be exchanged for certificates bearing no legends, and Artemis covenants and agrees that it will use commercially reasonable efforts to deliver or cause to be delivered a certificate or certificates representing the Consideration Shares bearing no such legends within three Business Days after delivery of the legended certificate or certificates to Artemis.

(g)
Discharge of Security in Respect of Second Payment.  Upon full, final and indefeasible payment to New Gold of the Second Payment, New Gold covenants and agrees that it shall promptly take any and all action necessary to discharge the security interest created pursuant to the security documentation in effect pursuant to Section 5.1(e).

4.17	Artemis Guarantee

(a)
Artemis hereby absolutely, unconditionally and irrevocably guarantees in favour of New Gold the prompt payment and the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Purchaser pursuant to this Agreement or any of the Ancillary Agreements, other than, for purposes of this Section 4.17, the Gold Stream Agreement and the security documents delivered pursuant to Section 5.1(f), but including, for greater certainty, the Second Payment Note and the security documents delivered pursuant to Section 5.1(e) (collectively, the “Guaranteed Obligations”), and shall pay all amounts payable hereunder to New Gold and perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Purchaser. The foregoing agreement of Artemis is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)
If any or all of the Guaranteed Obligations are not duly paid by Purchaser and are not recoverable under Section 4.17(a) for any reason whatsoever, Artemis will, as a separate and distinct obligation, indemnify and save harmless New Gold from and against all losses resulting from the failure of Purchaser to pay such Guaranteed Obligations in accordance with the terms hereof.

(c)
If any or all of the Guaranteed Obligations are not duly paid by Purchaser and are not recoverable under Section 4.17(a) or New Gold is not indemnified under Section 4.17(b), in each case, for any reason whatsoever, or from the enforcement of this guarantee and such Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from Artemis as primary obligor.

(d)
The obligations of Artemis under this Section 4.17 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Artemis hereby consents to or waives, as applicable, to the fullest extent permitted by Applicable Laws):

(1)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations;

(2)
any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder including any amendment to this Agreement or any Ancillary Agreement (other than this Section 4.17) for which Artemis’ consent was not obtained;

(3)	any release, non-perfection or invalidity of any direct or indirect security for any Guaranteed Obligations;

(4)	any Insolvency Event affecting Purchaser or any other person or their property;

(5)	any change in the ownership of, or control of, Purchaser;

(6)	the existence of any claim, set-off or other rights which Artemis may have at any time against Purchaser, New Gold or any other person;

(7)
any invalidity, illegality or unenforceability relating to or against Purchaser or any provision of Applicable Laws or regulation purporting to prohibit the payment by Purchaser of any amount in respect of the Guaranteed Obligations;

(8)	any limitation, postponement, prohibition, subordination or other restriction on the rights of New Gold to payment of the Guaranteed Obligations;

(9)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;

(10)
any defence arising by reason of any failure of New Gold to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement or any Ancillary Agreement, partial payment or non-payment of any Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(11)
any defence arising by reason of any failure of New Gold to proceed against Purchaser or any other person, to proceed against, apply or exhaust any security held from Purchaser or any other person for the Guaranteed Obligations, to proceed against, apply or exhaust any security held from Artemis or any other person for the Guaranteed Obligations or to pursue any other remedy in the power of New Gold whatsoever;

(12)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(13)
any defence arising by reason of any incapacity, lack of authority, or other defence of Purchaser or any other person, or by reason of any limitation, postponement, prohibition on New Gold’s right to payment of any Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Purchaser or any other person in respect of any Guaranteed Obligations, or by reason of any act or omission of New Gold or others which directly or indirectly results in the discharge or release of Purchaser or any other person or all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(14)
any defence arising by reason of any failure by New Gold to obtain, perfect or maintain a perfected or prior (or any) security interest in or Encumbrance upon any property of Purchaser or any other person, or by reason of any interest of New Gold in any property, whether as supplier thereof or the holder of an Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by New Gold of any right to recourse or collateral;

/
(15)	any defence arising by reason of the failure of New Gold to marshal any property;

(16)
any defence based upon any failure of New Gold to give to Purchaser or Artemis notice of any sale or other disposition of any property securing any Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of New Gold to comply with any Applicable Laws in enforcing any security interest in or Encumbrance upon any such property, including any failure by New Gold to dispose of any such property in a commercially reasonable manner;

(17)	any dealing whatsoever with Purchaser or any other person or any security, whether negligently or not, or any failure to do so;

(18)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Purchaser or any other person, including any discharge of, or bar against collecting, any Guaranteed Obligations, in or as a result of any such proceeding; or

(19)
any other act or omission to act or delay of any kind by Purchaser, New Gold, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph, constitute a legal or equitable discharge, limitation or reduction of the obligations of Artemis hereunder (other than the payment or performance in full of all of the Guaranteed Obligations).

(e)
The provisions of this Section 4.17 apply (and the waivers set out herein will be effective) even if the effect of any action (or failure to take action) by New Gold is to destroy or diminish any subrogation rights of Artemis or any rights of Artemis to proceed against Purchaser or any other person for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Artemis.

(f)
New Gold shall not be bound to exhaust its recourse against Purchaser or any other persons or to realize on any security it may hold in respect of the Guaranteed Obligations before being entitled to payment or performance from Artemis under this Section 4.17 and Artemis hereby renounces all benefits of discussion and division.

(g)
This Section 4.17 shall continue and apply to any ultimate unpaid or unperformed balance of the Guaranteed Obligations and shall be reinstated if at any time payment or performance of any of the Guaranteed Obligations is rescinded or must otherwise be returned or reversed by New Gold upon the occurrence of an Insolvency Event applicable to Purchaser or for any other reason whatsoever, all as though such payment or performance had not been made.

(h)
In the event that New Gold shall receive any payments or performance on account of the Guaranteed Obligations from Artemis, the realization of any security or otherwise, Artemis shall have no right to make any claims for repayment or contribution or to exercise any rights of subrogation against Purchaser, and all such rights are hereby expressly waived, until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied.

(i)
In the event of an Insolvency Event applicable to Purchaser or in the event that Purchaser shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, New Gold shall have the right to rank in priority to Artemis for its claim in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied, all without prejudice to its claim against Artemis which shall continue to be liable for any remaining unpaid or unperformed balance of the Guaranteed Obligations.

(j)
Without prejudice to or in any way limiting or lessening Artemis’ liability and without obtaining the consent of or giving notice to Artemis, New Gold may compromise or adjust any part of the Guaranteed Obligations, grant time, renewals, extensions, indulgences, releases and discharges to and accept compositions from or otherwise deal with Purchaser and others, as New Gold may see fit, and New Gold may take, abstain from taking or perfecting, vary, exchange, renew, compromise, discharge, give up, realize on or otherwise deal with securities and guarantees in such manner as New Gold may see fit, including foreclose on any collateral encumbered by any of the Ancillary Agreements or other collateral held by New Gold or any of its Affiliates by one or more judicial or non-judicial sales or accept an assignment of any such collateral encumbered by any of the Ancillary Agreements or other collateral in lieu of foreclosure at its election and without notice to or demand upon Artemis; and the liability of Artemis hereunder shall be absolute, unconditional and irrevocable irrespective of any other circumstance which would constitute a defence available to or a discharge of the liabilities of a guarantor. New Gold may, following the occurrence of an event of default thereunder (however described) which is continuing, apply all moneys received from Purchaser or Artemis or others or from securities or guarantees upon such parts of the Guaranteed Obligations, as New Gold may see fit and change any such application in whole or in part from time to time.

(k)
Until payment in full to New Gold of the Guaranteed Obligations, effective on the occurrence of an event of default thereunder (however described) which is continuing, Artemis hereby irrevocably waives any claim or other rights which it may now have or may hereafter acquire against Purchaser that arise from the existence, payment, performance or enforcement of Artemis’ obligations hereunder, including any right of subrogation, reimbursement, exoneration or indemnification, any right to participate in any claim or remedy of New Gold against Purchaser which New Gold now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from Purchaser, directly or indirectly, property, whether by set-off or in any manner, payment or security on account of such claim or other rights. If any amount shall be paid to Artemis in violation of the preceding sentence and the Guaranteed Obligations shall not have been paid in cash in full, such amount shall be deemed to have been paid to Artemis for the benefit of, and held in trust for, New Gold, and shall forthwith be paid to New Gold to be credited and applied against the Guaranteed Obligations, whether matured or unmatured. Artemis acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this guarantee and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.

(l)
Artemis hereby waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to the Guaranteed Obligations.

5.	CONDITIONS OF CLOSING

5.1	Conditions of Closing in Favour of New Gold

The completion of the transactions contemplated herein is subject to the following conditions for the exclusive benefit of New Gold, to be fulfilled or performed, unless otherwise stated, at or prior to Closing:

(a)
the representations and warranties of Artemis and Purchaser set out in Section 3.2 will be true and correct in all respects, without regard to any materiality or Material Adverse Change qualifications contained in them, as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, be material and adverse to the ability of Artemis and Purchaser to consummate the transactions and carry out the obligations contemplated under this Agreement and the Ancillary Agreements, and a certificate of a senior officer of each of Artemis and Purchaser dated the Closing Date to that effect will have been delivered to New Gold, such certificate to be in form and substance satisfactory to New Gold, acting reasonably;

(b)
all of the terms, covenants and conditions of this Agreement to be complied with or performed by Artemis or Purchaser at or before Closing will have been complied with or performed in all material respects, or if already so qualified, performed in all respects, and a certificate of a senior officer of each of Artemis and Purchaser dated the Closing Date to that effect will have been delivered to New Gold, such certificate to be in form and substance satisfactory to New Gold, acting reasonably;

(c)
the Parties will have received the Material Consents and all of the Material Contracts and Material Permits will have been transferred to Purchaser and all such Material Consents shall, to the extent necessary, contemplate the Pre-Closing Reorganization and the granting of security to New Gold pursuant to the security documents referenced in Section 5.1(e) and 5.1(f);

(d)	the Parties will have received the Required Regulatory Approvals;

(e)
Purchaser and Artemis will have granted the security required in favour of New Gold in support of their obligations in respect of the Second Payment pursuant to security documents in a form acceptable to New Gold and Purchaser, acting reasonably, creating a first priority charge over the Project, the Purchased Assets and a pledge over all the shares of Purchaser subject to the permitted encumbrances described therein, together with an opinion of counsel to the Purchaser in form and substance satisfactory to New Gold, acting reasonably, with respect to such documentation;

(f)
Purchaser and Artemis will have granted the security required by the Gold Stream Agreement in favour of New Gold in support of their obligations under the Gold Stream Agreement pursuant to security documents in a form acceptable to New Gold and Purchaser, acting reasonably, creating a first priority charge over the Project, the Purchased Assets (and other property as specified therein) and a pledge over all the shares of Purchaser subject to the security interest granted by Purchaser and Artemis over the Project in favour of New Gold in connection with its obligations under this Agreement and the other permitted encumbrances described therein, together with an opinion of counsel to the Purchaser in form and substance satisfactory to New Gold, acting reasonably, with respect to such documentation;

(g)
to the extent that the Financing consists of any amount of indebtedness, documents in a form acceptable to New Gold, acting reasonably, subordinating and postponing the rights and claims of the Committed Investor in respect of such indebtedness to New Gold, together with an opinion of counsel to the Purchaser in form and substance satisfactory to New Gold, acting reasonably, with respect to such documentation;

(h)	Artemis and Purchaser shall have tabled the Closing deliverables required to be delivered to New Gold pursuant to Sections 6.2(c), 6.2(d) and 6.4;

(i)	the Pre-Closing Reorganization shall have been completed on the terms set forth in Exhibit G or on such other terms as are acceptable to the Parties, acting reasonably;

(j)
the TSX Venture Exchange shall have approved the issuance and listing of the Consideration Shares on or prior to the Closing Date subject only to ordinary conditions typical for the issuance and listing of common shares;

(k)	no delisting, suspension of trading or cease trade or other order or restriction having a similar effect shall have occurred or be in effect with respect to Artemis or any of its securities; and

(l)
no preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation by New Gold, Artemis or Purchaser of the transactions contemplated hereby shall be in effect.

Any condition contained in this Section 5.1 may be waived in whole or in part by New Gold without prejudice to any Claim it may have for breach of covenant, representation or warranty.

5.2	Conditions of Closing in Favour of Artemis and Purchaser

The completion of the transactions contemplated herein is subject to the following conditions for the exclusive benefit of each of Artemis and Purchaser, to be fulfilled or performed, unless otherwise stated, at or prior to Closing:

(a)
the representations and warranties of New Gold set out in Section 3.1 will be true and correct in all respects, without regard to any materiality or Material Adverse Change qualifications contained in them, as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Change, and a certificate of a director or senior officer of New Gold dated the Closing Date to that effect will have been delivered to Artemis and Purchaser, such certificate to be in form and substance satisfactory to Artemis and Purchaser, acting reasonably;

(b)
all of the terms, covenants and conditions of this Agreement to be complied with or performed by New Gold at or before Closing will have been complied with or performed in all material respects, or if already so qualified, performed in all respects, and a certificate of a director or senior officer of New Gold dated the Closing Date to that effect will have been delivered to Artemis and Purchaser, such certificate to be in form and substance satisfactory to Artemis and Purchaser, acting reasonably;

(c)	the Parties will have received the Material Consents and all of the Material Contracts and Permits will have been transferred or assigned to Purchaser;

(d)	the Parties will have received the Required Regulatory Approvals;

(e)
the BNS Lien shall have been amended to exclude the Purchased Assets or an acknowledgement of the registered party under the BNS Lien shall have been delivered to and in favour of the Purchaser confirming that the BNS Lien does not extend to the Purchased Assets;

(f)	New Gold shall have tabled the Closing deliverables required to be delivered to Artemis and Purchaser pursuant to Section 6.3;

(g)	no Material Adverse Change shall have occurred; and

(h)
no preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation by New Gold, Artemis or Purchaser of the transactions contemplated hereby shall be in effect.

Any condition contained in this Section 5.2 may be waived in whole or in part by Artemis and Purchaser without prejudice to any Claim they may have for any breach of covenant, representation or warranty.

6.	CLOSING ARRANGEMENTS

6.1	Closing Date and Place

The “Closing Date” will be a Business Day agreed to in writing by the Parties, such Closing Date to be within 7 days of the satisfaction or waiver of all conditions precedent to Closing set out in Article 5 of this Agreement (other than those conditions precedent that by their nature are to be satisfied at Closing) unless otherwise agreed by the Parties.  Closing will occur at 8:30 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, B.C., or at such other place, time and date as the Parties may mutually agree.  Notwithstanding the foregoing but subject to Section 6.5, in lieu of a physical closing, the Parties agree that the Closing may take place on the Closing Date on the exchange of solicitors’ undertakings which will involve each Party’s solicitor delivering to his or her counterpart all required documentation and payments, to be held in escrow and not released until all such documentation has been executed and delivered and all conditions have been satisfied and each Party’s solicitor has authorized in writing that the escrow is to be terminated.

6.2	Preparation of Closing Documents and Delivery of Funds and Artemis Shares

(a)
Prior to the Closing Date, Artemis and Purchaser will prepare or cause to be prepared and deliver to New Gold the closing documents listed in Section 6.4, in the form set out in the Exhibits to this Agreement (where applicable) and otherwise previously approved by New Gold, acting reasonably.

(b)
Prior to the Closing Date, New Gold will prepare, or cause to be prepared, and deliver to Artemis and Purchaser the closing documents listed in Section 6.3, in the form set out in the Exhibits to this Agreement (where applicable) and otherwise previously approved by Artemis, acting reasonably.

(c)	On Closing, Purchaser will (a) pay, or cause to be paid, the Initial Payment to New Gold by wire transfer as set out in Section 6.5 and (b) pay US$150,000,000 to New Gold in accordance with Exhibit F.

(d)	On Closing, Artemis will issue the Consideration Shares to New Gold.

(e)	On the Closing Date, each of the steps set forth in Exhibit F will be carried out as part of and concurrently with Closing.

6.3	New Gold’s Closing Documents

New Gold will deliver or cause the following documents, duly executed by New Gold, to be delivered to Artemis and Purchaser at the Closing:

(a)
a copy of the resolutions of the board of directors of New Gold, dated on the Closing Date or certified as continuing to be in full force and effect on the Closing Date, approving the entering into this Agreement and the Ancillary Agreements and the completion of the transactions contemplated by this Agreement;

(b)	the certificates contemplated by Sections 5.2(a) and 5.2(b);

(c)
all necessary deeds, conveyances, transfers and assignments and any other instruments necessary or reasonably required to transfer legal and beneficial title to the Purchased Assets and the Assumed Liabilities to Purchaser;

(d)	the Assumption Agreement;

(e)	the Gold Stream Agreement;

(f)	the Resale Agreement;

(g)	the Closing Loan Note, marked as cancelled;

(h)	all keys, entry devices and passcodes with respect to the Purchased Assets including combinations to any locks or vaults;

(i)	all original copies of the Records and Assumed Liabilities in the possession of New Gold; and

(j)	all other documents required to be delivered by New Gold on the Closing Date pursuant to the provisions of this Agreement.

6.4	Artemis and Purchaser Closing Documents

Artemis and Purchaser will deliver or cause the following documents, duly executed by Purchaser or Artemis, as applicable, to be delivered to New Gold at the Closing:

(a)
a copy of the resolutions of the board of directors of each of Artemis and Purchaser, dated on the Closing Date or certified as continuing to be in full force and effect on the Closing Date, approving the entering into this Agreement and the Ancillary Agreements and the completion of the transactions contemplated by this Agreement;

(b)	the certificates contemplated by Sections 5.1(a) and 5.1(b);

(c)
except for those consents and approvals which cannot be obtained by the Closing Date and will be dealt with pursuant to Section 4.4, all necessary deeds, conveyances, transfers and assignments and any other instruments necessary or reasonably required to transfer legal and beneficial title to the Purchased Assets and the Assumed Liabilities to Purchaser;

(d)	the Assumption Agreement

(e)	the Gold Stream Agreement;

(f)	the Resale Agreement;

(g)	the Second Payment Note;

(h)	the Closing Loan Note;

(i)
the security documentation contemplated by Sections 5.1(e), 5.1(f) and 5.1(g), together with evidence of registration of such security interests in order to perfect the same in accordance with Applicable Laws completed pursuant to Section 6.5, as applicable; and

(j)	all other documents required to be delivered by Artemis or Purchaser on the Closing Date pursuant to the provisions of this Agreement.

6.5	Closing Procedure and Transfer of Mineral Titles

The documents and other instruments to be delivered by New Gold, Artemis and Purchaser in accordance with Sections 6.3 and 6.4, respectively, will be delivered to Blake, Cassels & Graydon LLP in trust on such reasonable trust conditions as would customarily be imposed in a similar transaction in Vancouver, British Columbia, including conditions relating to the payment and delivery of the Purchase Price and the delivery of the Ancillary Agreements and other Closing deliverables, to be released upon confirmation that:

(a)
the Mineral Titles have been transferred using Mineral Titles Online, which requires that New Gold enter a Bill of Sale Initiation and that Purchaser immediately thereafter enter a Bill of Sale Completion using Mineral Titles Online; and

(b)
application has been made for the (concurrent) registration of the transfer of the “Lands”, as defined in Schedule 2.1(a) of the New Gold Disclosure Letter, and the security documentation contemplated by Sections 5.1(e) and 5.1(f) (as may be permitted by the Land Title Act (British Columbia)) in the Land Title Office, and upon completion of a satisfactory post-application for registration search of the title to the “Lands”, as defined in Schedule 2.1(a) of the New Gold Disclosure Letter, indicating that Purchaser will, in the ordinary course of Land Title Office procedure, become the registered owner of the “Lands”, as defined in Schedule 2.1(a) of the New Gold Disclosure Letter, free and clear of all charges, Encumbrances and legal notations save and except the Permitted Encumbrances; and

(c)	the security documentation contemplated by Sections 5.1(e) and 5.1(f), together with the following have been delivered:

(1)	evidence of the concurrent application for registration of such security documents against the Mineral Titles in the mineral title registry maintained under the Mineral Tenure Act (British Columbia);

(2)
evidence of application made for the (concurrent) registration of such security documents in the Land Title Office against title to the “Lands”, as defined in Schedule 2.1(a) of the New Gold Disclosure Letter, (in priority to any other financial Encumbrance granted by Artemis) as such security document may be permitted under the Land Title Act (British Columbia); and

(3)	evidence of such other filings as may be required by New Gold to perfect its security interest in accordance with Applicable Laws.

Subject to Section 6.6, if Mineral Titles Online is not functioning when New Gold attempts to initiate the transfers, New Gold will not be in breach of this Agreement and will initiate the transfers as soon as reasonably possible once the system resumes functioning.  Subject to Section 6.6, if Purchaser is unable to enter a Bill of Sale Completion within the time required to accept the transfer of the Mineral Titles, New Gold will enter a new Bill of Sale Initiation in respect of the Mineral Titles at the request of Purchaser.  Purchaser shall immediately enter a Bill of Sale Completion after the Bill of Sale Initiation is entered and concurrently file the security documentation against the Mineral Titles in the mineral title registry maintained under the Mineral Tenure Act (British Columbia).

6.6	Concurrent Requirements

All of the matters of payment and delivery of documents by each Party to the other will be deemed to be concurrent requirements so that nothing is complete until everything has been paid, delivered and registered.

6.7	Other Assurances

The Parties agree that, after Closing, they will, at the request and expense of the requesting Party, execute and deliver all such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as each other Party, acting reasonably, may from time to time request be executed or done in order to give effect fully to any provision of this Agreement or of any Ancillary Agreement or any of the respective obligations intended to be created hereby or thereby.

6.8	Survival

Except as otherwise expressly provided in this Agreement, including Section 8.1, the covenants, indemnities, representations, warranties and other provisions of this Agreement will not merge on Closing but will survive: (a) the execution, delivery of this Agreement and performance of obligations by either Party hereunder, and any related transfer or conveyance documents; (b) the Closing; and (c) the payment of the Purchase Price.  Closing will not prejudice any right of one Party against another Party in respect of anything done or omitted under this Agreement or in respect of any right to Expenses or other remedies.

7.	INDEMNIFICATION, RELEASE AND REMEDIES

7.1	Indemnification by New Gold

From and after the Effective Time, New Gold will indemnify, defend and hold harmless, each of Artemis, Purchaser and their respective employees, directors, officers, representatives and related persons (collectively and together with Artemis and Purchaser, “Artemis’ Indemnified Persons”) from and against any Claims or Expenses, and will pay to Artemis’ Indemnified Persons, on demand, the amount of any Expenses suffered by or imposed upon or asserted against any of Artemis’ Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any inaccuracy or breach of any representation or warranty made by New Gold in this Agreement or any Ancillary Agreement;

(b)	any breach or non-fulfilment by New Gold of any covenant, condition or obligation of New Gold contained in this Agreement or any Ancillary Agreement;

(c)	the Excluded Liabilities;

(d)	the Pre-Closing Reorganization; or

(e)
any commission or other remuneration payable to any broker, agent or other intermediary who acted or purported to act on behalf of New Gold in connection with the transactions contemplated by this Agreement.

7.2	Indemnification by Artemis

From and after the Effective Time, Artemis will indemnify, defend and hold harmless, New Gold and its employees, directors, officers, representatives and related persons (collectively and together with New Gold, “New Gold’s Indemnified Persons”) from and against any Claims or Expenses, and will pay to New Gold’s Indemnified Persons, on demand, the amount of any Expenses suffered by, imposed upon or asserted against any of New Gold’s Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any inaccuracy or breach of any representation or warranty made by Artemis or Purchaser in this Agreement or any Ancillary Agreement;

(b)	any breach or non-fulfilment by Artemis or Purchaser of any covenant, condition or obligation of Artemis or Purchaser contained in this Agreement or any Ancillary Agreement;

(c)	the Assumed Liabilities;

(d)	the Continuing Obligations of New Gold; or

(e)
any commission or other remuneration payable to any broker, agent or other intermediary who acted or purported to act on behalf of Artemis or Purchaser in connection with the transactions contemplated by this Agreement.

7.3	Agency for Non-Parties

Each Party hereby accepts each indemnity in favour of its indemnified persons who are not Parties as agent and trustee for and on their behalf.  A Party may enforce an indemnity in favour of any of that Party’s indemnified persons on behalf of each such person.

7.4	Notice of Claims

(a)
If a Party entitled to be indemnified under the foregoing provisions of this Article 7 (an “Indemnified Party”) wishes to make a Claim for indemnification hereunder against Artemis, on the one hand, or New Gold, on the other hand, (herein called the “Indemnifying Party”), the Indemnified Party will promptly give written notice thereof to the Indemnifying Party of the Claim (a “Notice of Claim”).  Such Notice of Claim will specify whether the Claim originates with the Indemnified Party (a “Direct Claim”) or with a third party (a “Third Party Claim”) and will specify with reasonable particularity (to the extent that information is available):

(1)	the factual basis for the Claim; and

(2)	the amount of the Claim or, if an amount is not then determinable, an approximate estimate of the potential amount of the Claim, to the extent such an estimate can reasonably be given at that time.

(b)
If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 7.4(a), the Indemnifying Party shall be relieved of the obligation to pay damages to the extent it can show that it was prejudiced in its defence of the Claim or in proceeding against a third party who would have been liable to it but for the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 7.

(c)
If the date by which a Notice of Claim must be given as set out in Section 8.1 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.1, the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

7.5	Direct Claims

With respect to any Direct Claim, following receipt of a Notice of Claim from the Indemnified Party, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement.

7.6	Third Party Claims

(a)
Subject to Section 7.6(d), upon receiving a Notice of Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim, and may also elect to assume the investigation and defence of the Third Party Claim with counsel satisfactory to the Indemnified Party, acting reasonably; provided that the Indemnifying Party shall not have the right to assume such investigation and defence, and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the Third Party Claim involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnified Party shall cooperate in good faith in any such defence. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defence of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defence thereof.

(b)
In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 20 days of the Indemnifying Party’s receipt of the Notice of Claim.

(c)	Subject to Section 7.6(d), if the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(1)
the Indemnifying Party will pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(2)
the Indemnifying Party will reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim; and

(3)
if the Indemnifying Party thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such defence and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(d)
Where the named parties to any Third Party Claim include the Indemnified Party as well as the Indemnifying Party and the Indemnified Party determines in good faith, based on advice from its legal counsel, that joint representation would be inappropriate due to the actual or potential differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party, and the Indemnified Party notifies the Indemnifying Party in writing that it elects to retain separate counsel, the Indemnifying Party shall not have the right to assume the defence of such Third Party Claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel of the Indemnified Party.

(e)
If the Indemnified Party undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(f)
The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed, unless:

(1)
the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement and the Indemnifying Party agrees to timely pay such amount in full; and

(2)
the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the person making the Third Party Claim or waive any rights that the Indemnified Party may have against the person making the Third Party Claim.

7.7	Duty to Mitigate

Nothing in this Agreement in any way restricts or limits the general obligation pursuant to Applicable Laws of an Indemnified Party to take reasonable steps to mitigate any loss which it may suffer or incur by reason of the breach or failure to perform of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person, the Indemnified Party shall take all reasonable steps to enforce such recovery, settlement or payment and the amount of any losses of the Indemnified Party will be reduced by the amount actually recovered by the Indemnified Party (net of collection expenses).

7.8	Purchase Price Adjustment

(a)
Any payment made by New Gold as an Indemnifying Party to Artemis or Purchaser pursuant to Article 7 will constitute a dollar-for-dollar decrease in the Purchase Price and any payment made by Artemis as an Indemnifying Party to New Gold pursuant to Article 7 will constitute a dollar-for-dollar increase in the Purchase Price.

(b)	Any adjustment to the Purchase Price made in accordance with Section 7.8(a) shall be allocated to the Assets in proportion to the allocation of the Purchase Price in Section 2.6.

7.9	Exclusivity

No Party may make any claim for damages in respect of this Agreement or any Ancillary Agreement, or in respect of any breach or termination thereof, against any other Party except by making a Claim pursuant to and in accordance with Article 7, unless otherwise explicitly provided in the relevant Ancillary Agreement. For greater certainty, the Gold Stream Agreement shall be deemed not to be an Ancillary Agreement for purposes of this Section 7.9. The provisions of this Section 7.9 and Article 7 shall survive the termination of this Agreement.

7.10	Choice of Jurisdiction

The Parties irrevocably agree that the courts of British Columbia are to have non‑exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any suit, action or proceedings arising out of or in connection with this Agreement (referred to in this Section as the “Proceedings”) may be brought in such courts. The Parties irrevocably waive and covenant not to raise any objection which they may have now or hereafter to the venue of any Proceedings in any such court, including that the Proceedings have been brought in an inconvenient forum.

7.11	Sales Taxes

The Parties agree that if Sales Taxes are exigible in connection with any payment made by a Party pursuant to the indemnification provisions of this Article 7, the amount of such payment will be increased by the amount of such tax.

8.	LIMITATIONS ON LIABILITY

8.1	Time Limitation

The representations and warranties set out in:

(a)	Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(g)(1), 3.1(s)(1), 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e) of this Agreement will survive for the limitation periods imposed by Applicable Laws; and

(b)
all other representations and warranties in Sections 3.1 and 3.2 or in any of the Ancillary Agreements will survive for a period of two years following the Closing Date (except with respect to the Ancillary Agreements, to the extent such representations and warranties are explicitly subject to a longer survival period as set forth in the relevant Ancillary Agreement), after which time the Parties will not have any further liability hereunder with respect to such representations or warranties, except in respect of any Claim made in writing with respect to any inaccuracy or deficiency in or breach of any such representation and warranty made prior to the expiration of the periods noted above.

8.2	Monetary Limitation

(a)	New Gold’s obligation to indemnify Artemis’ Indemnified Persons under Section 7.1 of this Agreement is subject to the following:

(1)
New Gold will have no liability under this Agreement and no Expenses may be recovered from it unless the Claims of Artemis’ Indemnified Persons for indemnification under Section 7.1 exceed, in the aggregate, $1,500,000, in which event the accumulated aggregate amount of all such Expenses may be recovered; and

(2)
New Gold’s liability in respect of Claims by any of Artemis’ Indemnified Persons for Expenses under Section 7.1 will not exceed $105,000,000 for Claims arising prior to receipt by New Gold of the Second Payment, increasing by $20,000,000 in respect of Claims arising thereafter; provided that in no event shall the maximum liability of New Gold exceed $125,000,000 in the aggregate.

(b)	Artemis’ obligation to indemnify New Gold’s Indemnified Persons under Section 7.2 (other than pursuant to Section 7.2(d)) of this Agreement is subject to the following:

(1)
Artemis will have no liability under this Agreement and no Expenses may be recovered from it unless the Claims of New Gold’s Indemnified Persons for indemnification under Section 7.2 (other than pursuant to Section 7.2(d)) exceed, in the aggregate, $1,500,000, in which event the accumulated aggregate amount of all such Expenses may be recovered; and

(2)
Artemis’ liability in respect of Claims by any of New Gold’s Indemnified Persons for Expenses under Section 7.2 (other than pursuant to Section 7.2(d) will not exceed $105,000,000 for Claims arising prior to receipt by New Gold of the Second Payment, increasing by $20,000,000 in respect of Claims arising thereafter; provided that in no event shall the maximum liability of Artemis exceed $125,000,000 in the aggregate.

(c)
For greater certainty, Artemis’ obligation to indemnify New Gold’s Indemnified Persons under Section 7.2(d) shall be unlimited and shall not be subject to the limitation contained in Section 8.2(b)(1).

9.	GENERAL

9.1	Termination

This Agreement may be terminated on or prior to the Effective Time:

(a)	by the mutual written agreement of Artemis, Purchaser and New Gold;

(b)
by written notice to New Gold by Artemis and Purchaser if the conditions in Section 5.2 are not satisfied (or waived by Artemis and Purchaser) on or prior to the Outside Date, provided that the right of Artemis and Purchaser to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Artemis and Purchaser if either Artemis or Purchaser’s failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date;

(c)
by written notice to Artemis and Purchaser by New Gold if the conditions in Section 5.1 are not satisfied (or waived by New Gold) on or prior to the Outside Date, provided that the right of New Gold to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to New Gold if its failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date; or

(d)
by any Party if a Governmental Authority has issued or enacted any Applicable Law or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

9.2	Extension of Outside Date

Either New Gold or Purchaser may, by no later than 5:00 p.m. (Vancouver time) on the date that is not less than three Business Days immediately prior to the Outside Date, elect to extend the Outside Date for an additional 30 days by delivering written notice to the other Party if, on such date, the Material Consents and Required Regulatory Approvals have not been obtained; provided that:

(a)	New Gold or Purchaser, as applicable, reasonably concludes in good faith that the outstanding Material Consents and/or Required Regulatory Approvals will be obtained during such extension;

(b)	The Party seeking to avail itself of this extension right is not then in breach of any material term of this Agreement; and

(c)
All other closing conditions in Sections 5.1 and 5.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, which conditions are capable of being satisfied on such Outside Date).

The rights set out in this Section to extend the Outside Date may not be exercised on more than one occasion in the aggregate.

9.3	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement (other than this Section 9.3 and Section 1.4, Article 7 and Section 9.4, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of any Party or any of their respective officers or directors to any other Party and all rights and obligations of each Party will cease, except that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty or covenant contained in this Agreement

9.4	Transaction Costs

Except where otherwise agreed in writing, each Party will bear its own costs and expenses of this Agreement and the transactions herein referenced (including finder’s or broker’s fees and commissions) regardless of whether this Agreement and such transactions close.  Purchaser will be responsible for, and will pay as they fall due, all transaction, transfer and sales taxes.

9.5	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be delivered by e-mail, addressed as follows:

(a)	if to New Gold:

New Gold Inc.
Brookfield Place
181 Bay Street, Suite 3320
Toronto, ON  M5J 2J3

Attention: Renaud Adams, President and Chief Executive Officer
E-mail address: [Redacted]
Cc: [Redacted]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
Suite 4000
155 Wellington Street West
Toronto, ON  M5V 3J7

Attention:                      Richard Fridman
Email address:      [Redacted]

(b)	if to Artemis or Purchaser:

Artemis Gold Inc.
Suite 3083, Three Bentall Centre
595 Burrard Street
Vancouver, BC  V7X 1L3
Attention: Chris Batalha
E-mail address: [Redacted]
Cc: [Redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, BC  V7X 1L3
Attention: Bob Wooder
E-mail address: [Redacted]

Any such notice or other communication will be deemed to have been given and received on the day on which it was transmitted (or, if such day is not a Business Day, on the next following Business Day).

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.5.

9.6	Amendment and Waivers

No amendment or waiver of any provision of this Agreement will be binding on any Party unless consented to in writing by such Party.  No waiver of any provision of this Agreement will constitute a waiver of any other provision, nor will any waiver constitute a continuing waiver unless otherwise expressly provided.

9.7	Successors and Assigns and Assignment

(a)	This Agreement will enure to the benefit of and will be binding on and enforceable by the Parties and their successors and permitted assigns.

(b)
No Party may directly or indirectly assign, transfer or otherwise dispose of this Agreement or any obligations or rights hereunder in any manner whatsoever without the prior written consent of the other Parties.

9.8	Entire Agreement

This Agreement and the Ancillary Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto.  There are no representations, warranties, terms conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any representatives thereof) with respect to the subject matter hereof other than as expressly set forth in this Agreement and the Ancillary Agreements.

9.9	Counterparts

This Agreement may be executed in counterparts, each of which will constitute an original and each of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

NEW GOLD INC.

By: (Signed) Renaud Adams

By: (Signed) Ankit Shah

BW GOLD LTD.

By: (Signed) Chris Batalha

ARTEMIS GOLD INC.

By: (Signed) Chris Batalha

EXHIBIT A

ALLOCATION OF THE PURCHASE PRICE

[Redacted – Commercially sensitive information.]

EXHIBIT B

PERMITTED ENCUMBRANCES

General Permitted Encumbrances

1.	Encumbrances for Taxes, royalties of any Governmental Authority, assessments and similar charges that are not yet due or are being contested in good faith;

2.
Undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which, individually or in the aggregate, are not material, arising or incurred in the ordinary course of business;

3.
Minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, which individually or in the aggregate would not prevent the continued use and exploration of the Project as presently conducted;

4.	The provisions of applicable laws, including by-laws, regulations, airport zoning regulations, ordinances and similar instruments relating to development and zoning;

5.
Statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to the assets comprising the Project or served upon New Gold pursuant to Applicable Law that do not materially detract from the value of the Project or materially impair the operation or enjoyment of the Project;

6.
Statutory liens incurred or deposits made in the ordinary course of the business in connection with worker’s compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

7.
Statutory exceptions to title and any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grants or patents or as provided by law including the Mineral Tenure Act (British Columbia) and the Land Act (British Columbia) or any applicable predecessor legislation;

8.	Any minor encroachments by any structure located on the Property onto any adjoining property and any minor encroachments by any structure located on adjoining property onto the Property;

9.
Rights associated with any actual or potential competing interest in, or uses for, all or any part of the Property granted by any Governmental Authority including the occurrence of traplines, environmentally sensitive areas, unique or at risk species, parks proposals, reserves established by law or otherwise, governmental land use plans or policies, forestry tenures, crown granted mineral claims, coal tenures, claims or leases issued under the Mineral Tenure Act (British Columbia) over which any of the Properties are overlapping, petroleum and natural gas tenures or Land Act (British Columbia) tenures;

10.	Indigenous Groups’ proven or asserted claims to aboriginal rights, title or other interests in and to any part of the Purchased Assets;

Specific Permitted Encumbrances

11.
Financing statement registered in the British Columbia Personal Property Registry under registration number 1011991I, as amended, in favour of The Bank of Nova Scotia, As Administrative Agent and The Bank of Nova Scotia (the “BNS Lien”).

12.
All Encumbrances currently registered against title to the Property (and in the case of the mineral claims comprising part of the Property, any predecessor mineral claims) in the land title registry, Mineral Titles Online or otherwise on the Mining Registry maintained under the Mineral Tenure Act (British Columbia) as of the date of this Agreement.

13.	The potential claim by Batnuni Lake Guide & Outfitters Ltd. described in Schedule 3.1(p).

14.
2.25% net smelter return (“NSR”) royalty, which may be reduced to a 1.25% NSR royalty, payable to Bearclaw Capital Corp. pursuant to an Option and Joint Venture Agreement dated November 30, 2007, as amended January 18, 2008, between Silver Quest Resources Ltd. and Bearclaw Capital Corp.

15.
1.5% NSR royalty payable to Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek and John Blackwell pursuant to an Option Agreement dated May 8, 2009 between Richfield Ventures Corp. and Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek and John Blackwell (the “2009 Option Agreement”).

16.
1.5% NSR royalty payable to Jane Roderick (previously named Jane Verhiel) and John Blackwell pursuant to an Option Agreement dated September 7, 1994 between Granges Inc. and Jane Roderick and John Blackwell.  This royalty applies to the same property as the 2009 Option Agreement.  Under the 2009 Option Agreement, the Optionors (including Jane Roderick and John Blackwell) have provided a representation and warranty that no person is entitled to any royalty other than the Optionors, who are entitled to the 1.5% NSR royalty (as bought down by New Gold) pursuant to the 2009 Option Agreement.

17.
1.0% NSR royalty payable to Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek pursuant to an Option Agreement dated October 13, 2009 between Richfield Ventures Corp. and Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek.

18.
Advance royalty payments and 2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Piotr Lutynski pursuant to a “Jag” Purchase Option Agreement dated April 21, 2010 between Silver Quest Resources Ltd. and Piotr Lutynski.

19.	1.5% NSR royalty, which may be reduced to a 0.5% NSR royalty, payable to John Bot pursuant to a Purchase Option Agreement dated October 13, 2010 between Silver Quest Resources Ltd. and John Bot.

20.
2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Derrick Strickland pursuant to an Option Agreement – NW1 RC Property dated November 25, 2010 between Parlane Resource Corp. and Derrick Strickland.  In connection with the transfer of the property to New Gold, Derrick Strickland on June 26, 2017, agreed that on acquisition of the property, New Gold will be entitled to exercise the buy-down right.

21.
2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Derrick Strickland pursuant to an Option Agreement – SW1 RC Property dated December 1, 2010 between RJK Explorations Ltd. and Derrick Strickland. In connection with the transfer of the property from RJK to New Gold, on June 29, 2017 Strickland consented to the transfer of the property from RJK to New Gold and agreed that on acquisition of the property, New Gold will be entitled to exercise the buy-down right.

22.
2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Derrick Strickland pursuant to an Option Agreement – NE1 Property dated December 3, 2010 between RJK Explorations Ltd. and Derrick Strickland.  In connection with the transfer of the property from RJK to New Gold, on June 29, 2017 Strickland consented to the transfer of the property from RJK to New Gold and agreed that on acquisition of the property, New Gold will be entitled to exercise the buy-down right.

23.
1.5% NSR Royalty, which may be reduced to a 0.5% NSR royalty, payable to Paget Minerals Corp. pursuant to a “Buck” Purchase Option Agreement dated January 7, 2011 between Silver Quest Resources Ltd. and Paget Minerals Corp.

24.
3.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek pursuant to an Option Agreement (JR Property) dated January 13, 2011 between Richfield Ventures Corp. and Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek.

25.	2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Paul Saulnier pursuant to an Agreement dated April 7, 2011 between Geo Minerals Ltd. and Paul Saulnier.

26.
3.0% NSR Royalty, which may be reduced to a 1.5% NSR royalty, payable to GeoInvest Enterprises Ltd. pursuant to an Option Agreement – “Blackwater Northeast” Property dated August 31. 2011 between RJK Explorations Ltd. and GeoInvest (successor in interest to Jesse Otto pursuant to a Sale And Transfer of NSR on Mineral Tenures dated May 15, 2015). In connection with the transfer of the property to New Gold, GeoInvest on June 29, 2017, consented to the transfer of the property to from RJK to New Gold and agreed that on acquisition of the property, New Gold will be entitled to exercise the buy-down right.

27.	2.0% NSR royalty payable to Gold Reach Resources Ltd. pursuant to a Purchase Agreement dated March 21, 2012 between New Gold Inc. and Gold Reach Resources Ltd.

28.
2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Troymet Exploration Corp. pursuant to a Royalty Agreement dated December 10, 2013 between New Gold Inc. and Troymet Exploration Corp.

29.	3.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Hugh Squair pursuant to a Royalty Confirmation Agreement dated December 10, 2013 between New Gold Inc. and Hugh Squair.

30.	2.0% NSR Royalty, which may be reduced to a 0.5% NSR royalty, payable to John C. Bot pursuant to a Royalty Confirmation Agreement dated December 10, 2013 between New Gold Inc. and John C. Bot.

31.
2.0% NSR Royalty, which may be reduced to a 1.0% NSR royalty, payable to Derrick Strickland pursuant to an Option Agreement dated October 9, 2010 between Greencastle Resources Ltd. and Derrick Strickland. In connection with the transfer of the property to New Gold, Derrick Strickland on June 26, 2017, agreed that on acquisition of the property, New Gold will be entitled to exercise the buy-down right.

32.
1.0% NSR royalty payable to Greencastle Resources Ltd. pursuant to an Assignment and Novation Agreement dated January 3, 2012 between Greencastle Resources Ltd., Deveron Resources Ltd. and Derrick Strickland. New Gold has agreed to be bound by such agreement with respect to the payment of such royalty.

33.	Financial Participation Payments payable to Lhoosk’uz Dené Nation and Ulkatcho First Nation pursuant to and on the terms set out in the Participation Agreement.

EXHIBIT C

FORM OF GOLD STREAM AGREEMENT

GOLD PURCHASE AND SALE AGREEMENT

NEW GOLD INC.

- and –

BW GOLD LTD.

- and -

ARTEMIS GOLD INC.

■, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		5

1.1	Definitions	5
1.2	Certain Rules of Interpretation	21

ARTICLE 2 PURCHASE AND SALE		22

2.1	Purchase and Sale	22
2.2	Delivery Obligations	22
2.3	Invoicing	23
2.4	Purchase Price	24
2.5	Loss of Offtaker Delivery	24

ARTICLE 3 DEPOSIT		24

3.1	Deposit	24

ARTICLE 4 COMPLETION		25

4.1	Completion Delay Payments	25
4.2	Completion	25
4.3	Audit Rights	25

ARTICLE 5 TERM		26

5.1	Term	26

ARTICLE 6 REPORTING; BOOKS AND RECORDS		26

6.1	Reporting Requirements	26
6.2	Books and Records	28
6.3	Technical Reports	28
6.4	Inspections	28
6.5	Confidentiality	29

ARTICLE 7 COVENANTS OF PROJECT OWNER AND PARENT COMPANY		30

7.1	Conduct of Operations	30
7.2	Processing/Commingling	30
7.3	Preservation of Corporate Existence	31
7.4	Insurance	32
7.5	Project Assets	33
7.6	Transfer of Project	33
7.7	Encumbrances	35
7.8	Offtake Agreements	35
7.9	No Distribution	36
7.10	Additional Streams	36

ARTICLE 8 COVENANTS OF PURCHASER		37

8.1	Right of First Offer	37

ARTICLE 9 GUARANTEES AND SECURITY		39

9.1	Parent Company Guarantee	39
9.2	Security	43
9.3	Inter-Creditor Agreement	46

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		46

10.1	Representations and Warranties of Parent Company and Project Owner	46
10.2	Representations and Warranties of Purchaser	46
10.3	Survival of Representations and Warranties	46

ARTICLE 11 DEFAULTS AND DISPUTES		46

11.1	Artemis Events of Default	46
11.2	Purchaser Remedies	47
11.3	Purchaser Events of Default	48
11.4	Project Owner Remedies	48
11.5	Indemnity	49
11.6	Disputed Reports	49
11.7	Disputes	50

ARTICLE 12 ADDITIONAL PAYMENT TERMS		50

12.1	Payments	50
12.2	Taxes	50
12.3	New Tax Laws	51
12.4	Interest	51
12.5	Set-Off	51
12.6	Judgment Currency	52

ARTICLE 13 GENERAL		52

13.1	Further Assurances	52
13.2	No Joint Venture	52
13.3	Governing Law	52
13.4	Costs and Expenses	53
13.5	Survival	53
13.6	Notices	53
13.7	Press Releases	54
13.8	Amendments	54
13.9	Beneficiaries	54
13.10	Entire Agreement	55
13.11	Waivers	55
13.12	Assignment	55
13.13	Invalidity and Unenforceability	55
13.14	Counterparts	55

GOLD PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the ■ day of ■, 2020,

BETWEEN:

NEW GOLD INC.,
a company existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Purchaser”),

- and -

BW GOLD LTD.,
a company existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Project Owner”),

- and -

ARTEMIS GOLD INC.,
a company existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Parent Company”).

WHEREAS Project Owner acquired the Mining Properties from Purchaser pursuant to the Asset Purchase Agreement, with a view to developing the Project;

AND WHEREAS Project Owner has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Project Owner, an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS Project Owner is a wholly-owned subsidiary of Parent Company;

AND WHEREAS Parent Company has agreed to guarantee the payment and performance of all of the covenants and obligations of Project Owner under this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

“Acquiror” has the meaning set out in the definition of “Change of Control”;

“Adverse Impact” means any effect, event, occurrence or other change that, when taken together with all such other effects, events, occurrences or other changes, is or would reasonably be likely to:

(a)	have a material adverse impact on any Project Owner Entity or the Project;

(b)	decrease or delay the expected gold production form the Mining Properties or otherwise decrease or delay the expected Payable Gold;

(c)	limit, restrict or impair the ability of Project Owner or Parent Company to perform their respective obligations under this Agreement or operate the Project; or

(d)	result in an Artemis Event of Default;

“Affiliate” means, in relation to any person, any other person controlling, controlled by, or under common control with such first mentioned person;

“Agreement” means this Gold Purchase and Sale Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof;

“Applicable Law” means any federal, state, provincial, or municipal law, regulation, ordinance, code, order, common law or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations;

“Applicable Percentage” means the relevant percentage of Refined Gold equal to Payable Gold to be sold and delivered to Purchaser on a monthly basis pursuant to the terms of this Agreement;

“Approvals” means all authorizations, licences, permits, rights (including surface and access rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority;

“Artemis Event of Default” has the meaning set out in Section 11.1;

“Artemis Group Entity” means the Project Owner Entities and each of their respective Affiliates;

“Asset Purchase Agreement” means the asset purchase agreement among Purchaser, Project Owner and Parent Company dated ■, 2020 relating to the purchase and sale of the Mineral Properties;

“Asset Purchase Closing Date” means ■, 2020, the date on which the purchase and sale of the Mineral Properties under the Asset Purchase Agreement was completed in accordance with the terms thereof;

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 9.2(d);

“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of Parent Company, Project Owner and Purchaser, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of gold mined, produced, extracted or otherwise recovered from mining projects, which report determines at a minimum the number of ounces of Payable Gold that Purchaser was entitled to have received pursuant to this Agreement in respect of any period in dispute;

“Books and Records” means the records, data, documentation, weight, moisture and assay certificates, scientific and technical information, and other information relating to operations and activities with respect to the Project and the mining and production of Minerals therefrom and the treatment, processing, milling, concentrating and transportation of Minerals, and including the books and records contemplated in Section 6.2;

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia or the Province of Ontario;

“Cash Purchase Price” has the meaning set out in Section 2.4(a);

“Change of Control” of a person (the "Subject Person") means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger, or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (a) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (b) otherwise acquires control, directly or indirectly, of the Subject Person; provided that a Change of Control shall not include any transaction that results in: (i) a change in the beneficial share ownership of a Subject Person, if a majority of such Subject Person's voting shares were listed on a public exchange immediately prior to such transaction, or (ii) a change in the beneficial share ownership, or acquisition of control, of a person that directly or indirectly controls the Subject Person, if a majority of that controlling person's voting shares were listed on a public exchange immediately prior to such transaction;

“Collateral” means the Parent Company Collateral, the Project Owner Collateral, the Subsidiary Collateral and the Future Owner Collateral;

“Completion” means the Mineral Processing Facility having processed an average of at least 80% of nameplate capacity (as set out in the Feasibility Study) for a period of 60 consecutive days;

“Completion Certificate” has the meaning set out in Section 4.2;

“Completion Deadline Date” has the meaning set out in Section 4.1;

“Completion Delay Payment” has the meaning set out in Section 4.1;

“Completion Period” means the 60 consecutive day period during which Completion was satisfied;

“Confidential Information” has the meaning set out in Section 6.5(a);

“Construction Period” means the period commencing on the date on which the Project Owner Entities enter into Project Financing until Completion;

“control” means the right, whether by contract, ownership of voting shares or otherwise, to direct or cause the direction of the management of the business or affairs of a person, whether directly or indirectly through a chain of entities that are "controlled" within the foregoing meaning; and "controls", "controlling", "controlled by" and "under common control with" have corresponding meanings;

“Corporate Reorganization” has the meaning set out in Section 7.3(b);

“Deposit” has the meaning set out in Section 3.1;

“Deposit Reduction Date” means the date on which the Deposit is reduced to nil as a result of adjustments thereto made pursuant to: (a) the formula set out in Section 2.4; and (b) to the extent applicable, Section 4.1(b);

“Disclosing Party” has the meaning set out in Section 6.5(a);

“Dispute” means any and all questions, claims, controversies, or disputes arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of any one or more of this Agreement and any Security Agreement, or the rights and liabilities arising thereunder;

“Dispute Notice” has the meaning set out in Section 11.6(a);

“Distribution” means, with respect to a Project Owner Entity, any payment, directly or indirectly, by the Project Owner Entity of any:

(a)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(b)
management fee paid or comparable payment to any Affiliate of the Project Owner Entity or to any director or officer of the Project Owner Entity or Affiliate of the Project Owner Entity, or to any person not dealing at arm’s length with the Project Owner Entity or Affiliate, director or officer, other than director fees or compensation paid in the ordinary course to any director of officer;

(c)	indebtedness owing by the Project Owner Entity to an obligor that is an Affiliate by way of intercompany debt or otherwise; or

(d)	amount which thereby becomes indebtedness owing by the recipient to the Project Owner Entity;

“Effective Date” means the date of this Agreement;

“Encumbrances” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind securing or having the effect of securing or ensuring the payment or performance of any indebtedness, liability or obligation of any person;

“Excluded Collateral” means (a) any securities or other equity interest in any person that does not own, directly or indirectly, any right, title or interest in Project Owner, Project Assets or the Project Owner Collateral; (b) any mining properties or concessions, and other real property not used, in whole or in part, in connection with or otherwise related to the Project or Mining Properties; (c) any tangible personal property physically located on real property referred to in (b) that is not used, in whole or in part, in connection with or otherwise related to the Project or Mining Properties; and (d) any other personal property that is not related, directly or indirectly, in whole or part to the Project Assets;

“Feasibility Study” means a “Feasibility Study” (as such term is defined in NI 43-101) relating to the Project, as it may be subsequently amended;

“Financial Indebtedness” means, in relation to any person, any indebtedness or other obligation for the payment of money, including any obligation in respect of:

(a)	any moneys borrowed;

(b)	any bill of exchange, bond, debenture, note or similar instrument;

(c)	any acceptance, endorsement or discounting arrangement;

(d)	any finance lease or any rental payments under leases entered into primarily as a means of financing the acquisition of the asset leased;

(e)	any guarantee, indemnity, letter of credit or similar assumption of any responsibility or obligation in respect of any other person;

(f)	deferred payment for any asset or service; or

(g)
the marked to market exposure (determined in accordance with generally acceptable accounting principles applicable to such person) under all derivatives agreements and Hedging Agreements, together with any unpaid amounts and all liabilities and obligations of such person at any time accruing or owing thereunder;

and irrespective of whether the debt or liability:

(i)	is present or owing in the future;

(ii)	is owed or incurred alone or severally or jointly or both with another person; or

(iii)	is a combination of any of the above;

but excluding:

(A)	any deferred payment for any asset or service that is not overdue and that is required to be paid in full within 90 days of its incurrence; and

(B)
any indebtedness (whether contingent or otherwise) in respect of employee benefits, pension benefits or entitlements, employee termination or severance payments or similar obligations until the indebtedness or obligation in respect thereof becomes due and payable;

“First Ranking Security” means the charges and security interests granted in favour of Purchaser pursuant to the First Ranking Security Documents;

“First Ranking Security Documents” means, collectively: (a) the mortgage, charge and security agreement of Project Owner; and (b) the share pledge of Parent Company in respect of the shares of Project Owner, each dated as of ■, 2020 and in each case securing the Outstanding Purchase Price;

“Future Owner” has the meaning set out in Section 9.2(h);

“Future Owner Collateral” has the meaning set out in Section 9.2(h);

“Future Owner Security Agreements” has the meaning set out in Section 9.2(h);

“Gold Price Hedges” means any Hedging Agreement on customary terms entered into by any Artemis Group Entity to insulate such Person from fluctuations in gold prices in respect of the Produced Gold;

“Governmental Authority” means any international, federal, state, provincial, territorial, municipal or local government, agency, department, ministry, authority, board, tribunal, commission or official, including any such entity with power to tax, or exercise regulatory or administrative functions, or any court, arbitrator (public or private), stock exchange or securities commission;

“GPSA Obligations” means all present and future debts, liabilities and obligations of Parent Company and Project Owner or both of them to Purchaser under or in connection with this Agreement;

“Guaranteed Obligations” has the meaning set out in Section 9.1(a);

“Hedging Agreement” means: (a) any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or similar agreement or arrangement; (b) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement in respect of hedging arrangements including in respect of metals or bullion; (c) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement; or (d) any other derivative, agreement or arrangement entered into for hedging or speculative purposes;

“Indebtedness Currency” has the meaning set out in Section 12.6;

“Initial Term” has the meaning set out in Section 5.1;

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(a)	such person becomes insolvent or is unable, or admits, in writing its inability to, pay its debts and obligations as the same becomes due;

(b)
proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 30 days of the commencement of such proceedings;

(c)
a decree or order of a Governmental Authority is entered adjudging such person to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Law relating to bankruptcy, insolvency or relief of debtors;

(d)
such person makes an assignment for the benefit of its creditors, files a notice of intention to file a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) or makes an application under the Companies Creditors Arrangement Act (Canada), or petitions or applies to any Governmental Authority for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or a liquidator, administrator, receiver, trustee, conservator or similar person is appointed with respect to it or any substantial portion of its property or assets, unless, in the case of a proceeding commenced against such person, such proceeding is being actively and diligently contested in good faith resulting in a dismissal or stay thereof within 30 days of commencement of such proceeding;

(e)	a resolution is passed authorizing any of the events described in paragraph (d) above, to the extent such events are instituted by such person; or

(f)	anything analogous or having a similar effect to an event listed in paragraphs (a) to (e) above occurs in respect of such person;

“Joint Venture Partner” has the meaning set out in Section 7.6(c);

“Judgment Currency” has the meaning set out in Section 12.6;

"LBMA" means the London Bullion Market Association;

“Lender Event” means any one or more of the following events or circumstances:

(a)
(i) a demand is made by a person for the payment in full of any Financial Indebtedness then due, or becoming due upon the making of a demand, in an amount greater than $20,000,000, or other enforcement steps are taken by such person with respect thereto, or (ii) an event of default under any Financial Indebtedness in an amount greater than $20,000,000 shall occur resulting in the acceleration of the time for payment of such Financial Indebtedness to a time prior to its stated maturity, and, in either case, such demand or acceleration shall not have been paid prior to the earlier of the expiry of any applicable grace period, or where no applicable grace period exists, 30 days following such demand; or

(b)
any action, which is not being contested in good faith through appropriate proceedings, is taken by a person to enforce any Encumbrance in, over or against any of the Collateral or any of the assets used in connection with the Project which if successful would result in a material disruption to the operations of the Project or an Adverse Impact or adversely affect in any material respect any Collateral, any Purchaser Security or the Purchaser Interest;

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof, including the value or change in value of past, current or future required or expected deliveries of gold hereunder (including any decline in value of any gold that is not delivered when due), in connection with or in respect of any breach or default by the other Party;

“Market Price” means, for any date, the "LBMA Gold Price" as quoted in U.S. Dollars by the LBMA at 3:00 pm (London time) on such date, provided that if, for any reason, the LBMA is no longer in operation or the price of gold is not confirmed, acknowledged or quoted by the LBMA on such date, the Market Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to Project Owner and Purchaser, acting reasonably

“Mineral Processing Facility” means any mill, ore concentrator, smelter, refinery or other processing facility to be developed, constructed, owned or operated by any Artemis Group Entity located on or near the Mining Properties and at which Minerals are processed;

“Minerals” means any and all ore and marketable metal bearing material or product in whatever form or state (including Produced Gold) that is mined, produced, extracted or otherwise recovered or derived from the Mining Properties, including any such material or product derived from any processing or reprocessing of any tailings, stockpiles, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products requiring further milling, processing, smelting, refining or other beneficiation of Minerals, including concentrates or doré bars;

“Mining Properties” means:

(a)
the mining rights, mineral claims, mining leases, tenements, concessions and other similar interests and the real property, surface, water, access and other non-mineral rights, including surface rights held in fee or under lease, licence, easement, right of way and other rights listed in Schedule A and depicted on the map in Schedule B;

(b)
whether created privately or through the actions of any Governmental Authority (i) any right, title or interest in any real property, mining right, tenement, concession or other similar interest and (ii) real property, surface, water, access and other non-mineral rights, including surface rights held in fee or under lease, license, easement, right of way and other rights of any kind whatsoever, in each case, acquired or obtained by an Artemis Group Entity in, to, under or over all or any portion of the area covered by the area depicted on the map in Schedule B; and

(c)
any extension, renewal, replacement, conversion or substitution of any of the foregoing, whether any of the foregoing is acquired or obtained before or after the Effective Date, and including all plants, buildings, structures, improvements, appurtenances and fixtures located thereon or thereunder;

“Monthly Report” means a written report, in relation to any calendar month, detailing (without redaction):

(a)
the types, tonnages and head grades of ore mined and tonnages of waste mined and tonnages and head grades of ore mined and stockpiled whether to low grade or run of mine pad stockpile, from the Mining Properties during such calendar month;

(b)	the types, tonnages and grades of ore processed from the Mining Properties during such calendar month;

(c)
with respect to any Mineral Processing Facility, the types of product produced (i.e., concentrate or doré), tonnages and weights during such calendar month and the resulting recoveries, including the metallurgical balances for gravity tails leaching, or any other process that results in Produced Gold;

(d)	the number of ounces of gold contained in the product produced (i.e., doré or concentrate) during such calendar month;

(e)	the tonnes and gold grade of any product delivered or shipped offsite during such calendar month;

(f)	the tonnes and gold grade of any product contained in any Offtaker Delivery during such calendar month;

(g)	the number of ounces of gold contained in each Offtaker Delivery in respect of which an Offtaker Payment was received during that calendar month, prior to any Offtaker Charges or payable rates;

(h)	the ounces of Payable Gold for that calendar month by Offtaker Delivery;

(i)	a reconciliation between (g) and (h), including details regarding payable rates and provisional percentages;

(j)	end of month stockpile of product (tonnage and grade) not yet subject to an Offtaker Delivery;

(k)	inventory of product in process (e.g. in tanks and thickeners) to the extent used in determining the metallurgical plant balance;

(l)
inventory for Minerals which have been delivered to an Offtaker, but for which an Offtaker Payment has not yet been made (or if made, no Refined Gold in respect thereof has yet been delivered to Purchaser);

(m)
a statement listing all invoices relating to Offtaker Payments, indicating whether provisional or final, and including (i) invoice number, (ii) lot designation, (iii) weights, (iv) gold grades of any product, (v) payable rate for gold, and (vi) Payable Gold, received during such calendar month;

(n)
(i) any material health and safety violation in relation to the Project, (ii) any material violation of Applicable Law (including Applicable Law relating to the environment), (iii) any blockades by or other material disputes involving any Project Owner Entity, (iv) a summary of the status of material Approvals relating to the Project and Approval applications or renewals, and (v) development activities, if any, conducted in respect of the Project during such month;

(o)	until the Deposit Reduction Date, the calculation of the outstanding Deposit as of the end of the relevant month;

(p)	any other materials and information relating to any event, occurrence or change that would reasonably be expected to result in a material reduction in the amount of Produced Gold; and

(q)	such other relevant information in respect of gold production at the Project as may be reasonably requested by Purchaser;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Notice of Exercise” has the meaning set out in Section 8.1(a);

“Notice of Offer” has the meaning set out in Section 8.1(a);

“Offtake Agreement” means any agreement or contract entered into by an Artemis Group Entity with an Offtaker, or pursuant to Applicable Law, or other arrangement or requirement, that relates in any way to: (a) the sale of Produced Gold to an Offtaker; (b) the delivery of the entitlement to, or the benefit of, Produced Gold to an Offtaker; or (c) the smelting, refining or other beneficiation of Produced Gold by an Offtaker for the benefit of an Artemis Group Entity, as the same may be supplemented, amended, restated or superseded from time to time;

“Offtaker” means any person other than an Artemis Group Entity that: (a) purchases Minerals from an Artemis Group Entity or is the recipient of the entitlement to, or benefit of, Minerals from an Artemis Group Entity (including where a Governmental Authority levies a Tax payable by way of delivery of Minerals or otherwise obtains Minerals from an Artemis Group Entity); or (b) takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of an Artemis Group Entity pursuant to an Offtake Agreement;

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Offtaker Delivery” means the delivery of Produced Gold to an Offtaker or the transfer of the entitlement to or benefit of Produced Gold to an Offtaker, which for greater certainty shall not include any deliveries of Produced Gold to persons subsequent to the first Offtaker acquiring such Produced Gold.

“Offtaker Payment” means (a) with respect to (i) Minerals purchased by an Offtaker from an Artemis Group Entity, or (ii) Minerals the entitlement to, or benefit of which, is received by an Offtaker from an Artemis Group Entity, the receipt by an Artemis Group Entity of payment or other consideration (including any gold credits) from the Offtaker in respect of any Produced Gold in accordance with the applicable Offtake Agreement; and (b) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of an Artemis Group Entity, the receipt by an Artemis Group Entity of any Refined Gold in accordance with the applicable Offtake Agreement;

“Other Minerals” means ores or other minerals mined, produced, extracted or otherwise recovered from properties that are not one of or do not constitute part of the Mining Properties;

“Outstanding Purchase Price” means the second payment instalment of the purchase price under the Asset Purchase Agreement payable by Project Owner to Purchaser pursuant to the Asset Purchase Agreement on the first anniversary of the Asset Purchase Closing Date;

“Outstanding Purchase Price Note” means the promissory note or other instrument evidencing the obligation of Project Owner to pay the Outstanding Purchase Price;

“Overdue Gold Ounces” means the balance, from time to time, if any, of the number of ounces of Refined Gold that have not been delivered to Purchaser when due in accordance with this Agreement;

“Parties” means the parties to this Agreement;

“Parent Company” has the meaning set forth in the recitals to this Agreement and includes its successors pursuant to Section 7.3;

“Parent Company Collateral” has the meaning set out in Section 9.2(a);

“Parent Company Security Agreements” has the meaning set out in Section 9.2(a);

“Payable Gold” means (a) 8.0% of the Produced Gold (prior to any Offtaker Charges) contained in any Offtaker Delivery reduced in accordance with the requirements set out in Schedule C, until such time as 279,908 ounces of Refined Gold have been delivered in the aggregate to Purchaser under this Agreement, and (b) thereafter, Payable Gold shall mean 4.0% of the Produced Gold (prior to any Offtaker Charges) contained in any Offtaker Delivery reduced in accordance with the requirements set out in Schedule C;

“Permits” means all licenses, permits, approvals, authorizations, consents, concessions, certificates, registrations, rights, privileges and franchises issued by any Governmental Authority and necessary for the exploration, construction, development and operation of the Project;

“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

(a)	inchoate or statutory liens for Taxes not at the time due or payable, or being contested in good faith through appropriate proceedings;

(b)
any reservations or exceptions contained in the original grants of land from the Crown (other than any royalty, streaming or similar agreement) and the terms of any lease in respect of any Mining Properties or comprising the Mining Properties;

(c)
minor discrepancies in the legal description of the Mining Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(d)	liens or other rights granted to secure performance of statutory obligations or regulatory requirements (including reclamation obligations);

(e)
rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(f)
Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith, adequate reserves with respect thereto are maintained, and execution thereon has been stayed and continues to be stayed;

(g)
good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(h)	any royalty existing on the Project Assets as of the Effective Date;

(i)	statutory liens or charges (excluding those in respect of Taxes) arising in the ordinary course of business for amounts not at the time overdue;

(j)	Encumbrances made or incurred in the ordinary course of business to secure workers’ compensation, surety or appeal bonds, letters of credit and costs of litigation when required by Applicable Law;

(k)
Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s, warehouseman’s, mechanics’, construction, builder’s, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to Applicable Law or which relate to obligations not due or delinquent or which relate to any such obligations that are being contested in good faith and adequate reserves with respect thereto are maintained and such Encumbrances do not materially impair the operation of the business of any Project Owner Entity;

(l)
Encumbrances on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of fees, costs and expenses attributable to the processing of such concentrates or minerals, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings;

(m)
equipment leases or purchase money security interests for Project Assets incurred in the ordinary course of business of Project Owner, with a value as of the time of lease or purchase of less than C$70,000,000 in the aggregate and, following the Deposit Reduction Date, C$105,000,000; provided that the Encumbrance granted under or in relation to such equipment shall not extend to any asset other than the specific equipment being leased or financed and additions or improvements thereon and such equipment leased or acquired may not be encumbered to secure any indebtedness, liability or obligation other than the indebtedness, liability or obligation directly related to the lease or acquisition of such equipment;

(n)	Encumbrances granted pursuant to the First Ranking Security;

(o)
Encumbrances granted in favour of a Project Lender, provided that such Encumbrances only secure the indebtedness, liabilities and obligations of Project Owner in respect of the Project Financing provided by such Project Lender and such Project Lender has entered into an intercreditor agreement with Purchaser which complies with the requirements of Schedule G;

(p)
Encumbrances granted in favour of a hedge counterparty to a Gold Price Hedge; provided that such Encumbrances only secure the obligations of Project Owner in respect of the Gold Price Hedge with such hedge counterparty and such hedge counterparty has entered into an intercreditor agreement with Purchaser which complies with the requirements of Schedule G;

(q)
Encumbrances not otherwise herein expressly permitted incurred in the ordinary course of business with respect to obligations that do not exceed $1,000,000 individually or $5,000,000 in the aggregate at any one time outstanding;

(r)
Encumbrances not otherwise herein expressly permitted and without duplication (x) securing indebtedness for borrowed money up to an aggregate principal amount not to exceed C$70,000,000 or (y) comprising equipment leases or purchase money security interests for Project Assets incurred in the ordinary course of business of Project Owner, with a value as of the time of lease or purchase of less than C$70,000,000 in the aggregate (provided that the value, as of the time of lease or purchase, of all equipment leases and purchase money security interests for Project Assets incurred pursuant to this paragraph (r) and paragraph (m) above may not exceed C$140,000,000 in the aggregate at any time (including after the Deposit Reduction Date)); provided that (A) the indebtedness, liabilities and obligations secured by any such Encumbrances contemplated in subparagraph (x) of this paragraph (r) are, as a condition of, and prior to, the incurrence of any such indebtedness, liability or obligation and the grant of any Encumbrance in connection therewith, contractually subordinated to the Purchaser’s rights and remedies under this Agreement and are subject to an inter-creditor or priority arrangement with Purchaser that accords with customary terms and is acceptable to Purchaser, acting reasonably, and (B) the Encumbrances granted under or in relation to any of the equipment leases or purchase money security interests contemplated in subparagraph (y) of this paragraph (r) shall not extend to any asset other than the specific equipment being leased or financed and additions or improvements thereon and such equipment leased or acquired may not be encumbered to secure any indebtedness, liability or obligation other than the indebtedness, liability or obligation directly related to the lease or acquisition of such equipment, and such equipment leases or purchase money security interests (but not, for the avoidance of doubt, any of the equipment leases or purchase money security interests contemplated in paragraph (m) above) are, as a condition, and prior to, the incurrence thereof subject to a priority arrangement with Purchaser that accords with customary terms and is acceptable to Purchaser, acting reasonably; and

(s)	Encumbrances created with Purchaser’s prior written consent;

“person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Authority or any other type of organization, whether or not a legal entity;

“Prime” means the greater of: (a) the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its “US Base Rate” of interest for commercial loans in Canada denominated in U.S. dollars (provided that, if, for any reason, The Bank of Nova Scotia is no longer in operation then one of the three largest chartered Canadian banks (based on assets), at the sole discretion of Purchaser, shall be substituted therefor and this definition shall apply mutatis mutandis to such substitute bank); and (b) 4% per annum;

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars;

“Project” means the mining project commonly referred to as the Blackwater Gold-Silver Project and the Project Assets and all associated facilities to be constructed and operated on or near such project in British Columbia, Canada;

“Project Assets” means the Mining Properties, the Mineral Processing Facility (once constructed), the Permits and other Approvals relating to the Project and all other present and after-acquired real or personal property, used or acquired for use, by any Artemis Group Entity in connection therewith;

“Project Financing” means any loan facility or other financing arrangement for Financial Indebtedness in favour of any Artemis Group Entity provided by Project Lenders for the purpose of financing all or a portion of the cost of developing, expanding, constructing or operating the Project, including any refinancing thereof, and that contains customary terms and conditions for mining projects similar in nature to the Project;

“Project Lenders” means any reputable and recognized banking or financial institution, Offtaker, equipment lease provider or export credit agency that provides any Project Financing, excluding any Artemis Group Entity;

“Project Owner” has the meaning set forth in the recitals to this Agreement and includes any transferee of the Project Assets as permitted pursuant to Section 7.6, and their respective successors and permitted assigns, including pursuant to Section 7.3(c);

“Project Owner Collateral” has the meaning set out in Section 9.2(b);

“Project Owner Entity” means Project Owner, Parent Company, and any Future Owner;

“Project Owner Security Agreements” has the meaning set out in Section 9.2(b);

“Purchase Price” has the meaning set out in Section 2.4;

“Purchaser Event of Default” has the meaning set out in Section 11.3;

“Purchaser Interest” has the meaning set out in Section 8.1(a);

“Purchaser Security” means the charges and security interests granted in favour of Purchaser pursuant to the Security Agreements;

“Rate of Exchange” has the meaning set out in Section 12.6;

“Receiving Party” has the meaning set out in Section 6.5(a);

“Refined Gold” means marketable gold bearing material in the form of physical gold bars that is refined to a minimum 995 parts per 1,000 fine gold and otherwise meets LBMA “Good Delivery Rules”;

“Relevant Jurisdictions” means all jurisdictions in which registrations, filings and recordings of the Purchaser Security are from time to time determined by Purchaser, acting reasonably, to be necessary or advisable;

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101;

“Resources” means measured, indicated and inferred resources as defined and incorporated under NI 43-101;

"Restricted Person" means any person with which any Party or its Affiliates is prohibited from doing business under any trade restriction, embargo or other Applicable Law;

“ROFO Exercise Period” has the meaning set out in Section 8.1(a);

“ROFR Offer” has the meaning set out in Section 7.10(a);

“Secured Party” has the meaning set out in Section 7.7;

“Security Agreements” means, collectively, the Parent Company Security Agreements, the Project Owner Security Agreements, the Subsidiary Security Agreements, the Future Owner Security Agreements and the Assignment, Subordination and Postponement of Claims;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Streaming Interest” means:

(a)	the payment of any consideration measured, quantified or calculated based on, in whole or in part, any Minerals; or

(b)	the sale of any Minerals;

pursuant to:

(i)	an agreement which provides for a transaction structure that is similar in nature to this Agreement having a term of more than one year; or

(ii)
an agreement which does not provide for a transaction structure that is similar in nature to this Agreement, but has an economic impact that is similar to this Agreement (which includes a royalty interest payable on any Minerals);

“Streaming Interest Agreement” has the meaning set out in Section 7.10(c);

“Subsidiary Collateral” has the meaning set out in Section 9.2(c);

“Subsidiary Security Agreements” has the meaning set out in Section 9.2(c);

“Tax” or “Taxes” means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any federal, provincial, state or local government, or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, goods and services taxes, harmonized sales taxes, branch profit taxes, ad valorem taxes, excise taxes, export or import taxes or duties, customs duties, mineral taxes, mining taxes, royalties, severance taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

“Third Party” means in respect of any person (the “Subject Person”), any other person that is not an Affiliate of the Subject Person or is at arm’s length to the Subject Person as determined pursuant to the Income Tax Act (Canada);

“Third Party Agreement” has the meaning set out in Section 8.1(c);

“Third Party Offer” has the meaning set out in Section 7.10(a);

“Third Party Purchaser” has the meaning set out in Section 8.1(c);

“Time of Delivery” has the meaning set out in Section 2.2(c);

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including a joint venture interest or an expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary), or to abandon, surrender or otherwise relinquish a right, title or interest;

“Trigger Event” means any Artemis Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Artemis Event of Default;

“US Dollars” has the meaning set out in Section 1.2(k); and

“Vendor” has the meaning set out in Section 7.10(a).

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)
The terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word "including" or "includes" is used in this Agreement, it means "including without limitation" or "includes without limitation".

(e)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)
A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)	Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

(i)
In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(j)
A Party is strictly liable under any obligation to (i) ensure an action, event or circumstance occurs or exists, or does not occur or exist; or (ii) cause an action, event or circumstance to occur, exist, not occur or not exist. For greater certainty, such obligation shall not be reduced or limited in any manner even if such Party cannot control such action, event or circumstance, or cannot control a person who is able to control such action, event or circumstance.

(k)
Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to the lawful currency of the United States of America ("U.S. Dollars"). References in this Agreement to “C$” or “Canadian Dollars” refer to the lawful currency of Canada.

(l)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Mining Properties

Schedule B	-	Map of Mining Properties

Schedule C	-	Determination of Payable Gold [Redacted – Commercially sensitive information.]

Schedule D	-	Corporate Structure and Organization Chart

Schedule E	-	Representations and Warranties of Project Owner and Parent Company

Schedule F	-	Representations and Warranties of Purchaser

Schedule G	-	Inter-Creditor Agreement Core Principles [Redacted – Commercially sensitive information.]

Schedule H	-	Integral Mining Properties [Redacted – Commercially sensitive information.]

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale

(a)                     From and after the Effective Date, Project Owner hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Project Owner an amount of Refined Gold equal to the Payable Gold, free and clear of all Encumbrances. For greater certainty, Payable Gold shall not be reduced for, and Purchaser shall not be responsible for any Offtaker Charges, all of which shall be for the account of Project Owner.

(b)                     Project Owner shall not sell and deliver to Purchaser the physical Refined Gold resulting from Produced Gold. Project Owner’s obligation to sell and deliver Refined Gold shall be solely to sell and deliver Refined Gold in a manner and in an amount determined in accordance with the terms of this Agreement.

2.2	Delivery Obligations

(a)                     Subject to Section 2.2(b), within 5 Business Days of the end of each calendar month in which an Offtaker Payment is made, Project Owner shall sell and deliver to Purchaser Refined Gold in an amount equal to the Payable Gold in the Offtaker Delivery to which such Offtaker Payment relates, whether such Offtaker Payment relates to all or any portion of the Produced Gold contained in such Offtaker Delivery.

(b)                     If in any calendar month, an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)
Project Owner shall sell and deliver to Purchaser, within five Business Days of the end of the calendar month in which the provisional Offtaker Payment is made, Refined Gold in an amount equal to: (A) the percentage paid on a provisional basis, such percentage being equal to the total value of the payment or other consideration received by any Artemis Group Entity in respect of the Minerals contained in such Offtaker Delivery divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (B) the Payable Gold contained in such Offtaker Delivery; as supported by the documentation provided pursuant to Section 2.3 and in the applicable Monthly Report; and

(ii)
within five Business Days of the end of the calendar month in which the final settlement of the Offtaker Delivery with the Offtaker is made, Project Owner shall sell and deliver to Purchaser Refined Gold in an amount, if positive, equal to the Payable Gold determined pursuant to the final settlement, less the number of ounces of Refined Gold previously delivered to Purchaser in respect of such Offtaker Delivery pursuant to Section 2.2(b)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report. If such difference is negative, then Project Owner shall be entitled to set off and deduct such excess amount of Refined Gold from the next required deliveries of Refined Gold by Project Owner to Purchaser under this Agreement, or if no such further deliveries are to be made, Purchaser shall within five Business Days pay the applicable Purchase Price in respect of any excess ounces delivered to the extent not already paid.

(c)                     Project Owner shall sell and deliver to Purchaser all Refined Gold to be sold and delivered under this Agreement by way of credit to the metal account designated by Purchaser from time to time. Delivery of Refined Gold to Purchaser shall be deemed to have been made at the time Refined Gold is credited to the designated metal account of Purchaser (the “Time of Delivery”). Title to, and risk of loss of, Refined Gold shall pass from Project Owner to Purchaser at the Time of Delivery. All costs and expenses pertaining to each delivery of Refined Gold shall be borne by Project Owner.

(d)                     Project Owner represents, warrants and covenants that, at each Time of Delivery:

(i)	it is the sole legal and beneficial owner of the Refined Gold delivered and credited to the designated metal account of Purchaser;

(ii)	it has good, valid and marketable title to such Refined Gold; and

(iii)	such Refined Gold is free and clear of all Encumbrances.

2.3	Invoicing

(a)                    Project Owner shall notify Purchaser in writing at least one Business Day before any delivery and credit to the designated metal account of Purchaser of:

(i)	the number of ounces of Refined Gold to be delivered and credited; and

(ii)	the estimated date and time of delivery and credit.

(b)                     At the Time of Delivery, Project Owner shall deliver to Purchaser an invoice setting out:

(i)	the number of ounces of Refined Gold so credited; and

(ii)	the Purchase Price for such Refined Gold.

2.4	Purchase Price

From and after the Effective Date, Purchaser shall pay to Project Owner a purchase price for each ounce of Refined Gold sold and delivered by Project Owner to Purchaser under this Agreement (the “Purchase Price”) equal to:

(a)
prior to the Deposit Reduction Date, 35% of the Market Price on the day that is two Business Days immediately prior to the Time of Delivery (the “Cash Purchase Price”); provided that the difference between the Market Price and the Cash Purchase Price shall be payable by crediting such amount against the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(b)	following the Deposit Reduction Date, the Cash Purchase Price.

Payment by Purchaser for each delivery of Refined Gold shall be paid in cash and made promptly, and in any event not later than five Business Days after the Time of Delivery and receipt of the documents set forth in Section 2.3(b), to a bank account of Project Owner in accordance with Section 12.1.

2.5	Loss of Offtaker Delivery

In the event of any total or partial loss of any Produced Gold prior to the transfer of risk of loss of any such Produced Gold to an Offtaker, Project Owner shall be required to sell and deliver to Purchaser an amount of Refined Gold equal to the Payable Gold lost and referenced in the provisional invoice to the Offtaker or that would have been sent to the Offtaker, in respect of such lost Produced Gold, such requirement to be performed no later than the earlier of: (a) five Business Days after receipt by an Artemis Group Entity of insurance proceeds in respect of such loss; or (b) 120 days following such loss. Project Owner shall promptly notify Purchaser of any such loss.

ARTICLE 3
DEPOSIT

3.1	Deposit

(a)                     Purchaser agrees to pay $150,000,000 to Project Owner, which amount shall constitute a deposit against the future purchase of gold by Purchaser in accordance herewith (the “Deposit”). Except to the extent required pursuant to Section 4.1(b) or 11.2(a)(ii), Project Owner shall not be required to return or refund any portion of the Deposit to Purchaser.

(b)                     No interest will be payable by Project Owner on or in respect of the Deposit except as expressly provided in this Agreement.

ARTICLE 4
COMPLETION

4.1	Completion Delay Payments

(a)                     If Completion has not been achieved on or prior to the seventh anniversary of the Asset Purchase Closing Date, the eighth anniversary of the Asset Purchase Closing Date and the ninth anniversary of the Asset Purchase Closing Date (each such date, a “Completion Deadline Date”) then, in addition to the obligation to sell and deliver Refined Gold in accordance with Article 2, Project Owner shall within five Business Days of each Completion Deadline Date, pay to Purchaser the amount of C$28,000,000 (each, a “Completion Delay Payment”) in cash to the bank account of Purchaser in accordance with the wire transfer instructions provided by Purchaser pursuant to Section 12.1. For greater certainty, (i) if Completion is not achieved on or before the ninth anniversary of the Asset Purchase Closing Date the aggregate amount of the Completion Delay Payments made by Project Owner to Purchaser pursuant to this Section 4.1 will be C$84,000,000, and (ii) this Agreement shall remain in full force and effect notwithstanding the payment of one or more Completion Delay Payments.

(b)                     To the extent that a Completion Delay Payment is paid by Project Owner pursuant to Section 4.1(a), each such amount shall be credited against the Deposit in order to reduce the uncredited balance of the Deposit.

4.2	Completion

Within five Business Days following achievement of Completion, Project Owner shall deliver or cause to be delivered to Purchaser a certificate signed by a director or senior officer of Project Owner (“Completion Certificate”) certifying:

(a)	that Completion has occurred;

(b)	a detailed calculation of nameplate capacity achieved for the Mineral Processing Facility for the Completion Period; and

(c)	copies of the relevant Books and Records supporting the calculation in Section 4.2(b).

4.3	Audit Rights

(a)                     Purchaser and its authorized representatives and agents shall be entitled to perform audits or other reviews and examinations of the books and records relevant to the determination of whether Completion has been achieved at such reasonable times as Purchaser may request upon reasonable notice following delivery of a Completion Certificate, at the cost and expense of Purchaser. Subject to Section 4.3(b), Purchaser shall diligently complete any audit or other examination permitted hereunder. Upon reasonable request, Project Owner and Parent Company shall promptly provide Purchaser with copies of all test results, reports, completion certificates, weight and moisture results, production reports, assay results and other documents associated with whether Completion has been achieved.

(b)                     Completion will be deemed to have occurred on the date of the Completion Certificate unless Purchaser delivers a written notice to Project Owner or Parent Company within 60 days of its receipt of the Completion Certificate that it has reasonable grounds for believing that Completion has not been achieved, in which case the matter shall be determined in accordance with the provisions of Section 11.7.

ARTICLE 5
TERM

5.1	Term

(a)                     The term of this Agreement shall commence on the Effective Date and, subject to Section 11.2(a)(ii), shall continue until the date that is 20 years after the Effective Date (the “Initial Term”). Purchaser may terminate this Agreement at the end of the Initial Term by providing Project Owner and Parent Company, prior to the expiry of the Initial Term, with written notice of its intention to terminate. If Purchaser has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive ten year periods unless and until Purchaser provides written notice to Project Owner and Parent Company terminating this Agreement prior to the end of the then current term.

(b)                     Upon termination of this Agreement and satisfaction of the payment and performance of all the GPSA Obligations, to the extent it has not already done so in accordance with the terms of this Agreement, Purchaser shall, upon the request of Parent Company or Project Owner, terminate and discharge the Purchaser Security in all Collateral as promptly as reasonably practicable.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1	Reporting Requirements

(a)                     Quarterly during the Construction Period, Project Owner shall deliver to Purchaser on or before the 45th day after the end of such fiscal quarter a written report describing the status of construction and development of the Project as of the last day of the fiscal quarter to which such report relates, which report shall include (without redaction) a summary of:

(i)
any updates to plan and schedule for the detailed engineering and mining plan supporting the Project, including updates on high grading, water management planning, recovery assumptions and process plant scale (ktpd, etc.);

(ii)	capital expenditures and other costs incurred by the Project Owner Entities in respect of the Project for such quarter and on a cumulative basis;

(iii)
(A) any material health and safety violation in relation to the Project, (B) any material violation of Applicable Law (including Applicable Law relating to the environment), (C) any blockades by or other material disputes involving any Project Owner Entity, (D) a summary of the status of material Approvals relating to the Project and material Approval applications or renewals and (E) a summary of the status of all material agreements with First Nations relating to the Project;

(iv)	any other materials and information relating to any event, occurrence or change that would reasonably be expected to result in a material delay in the development and construction of the Project; and

(v)	such other information in respect of the development and construction of the Project as may be reasonably requested by Purchaser.

(b)                     From and after the first calendar month during which gold is mined, produced, extracted or otherwise recovered from the Mining Properties, Project Owner shall deliver to Purchaser a Monthly Report on or before the 30th day after the last day of each calendar month for the first 12 such months and thereafter on or before the 20th day after the last day of each calendar month.

(c)                     Promptly after the life of mine plan for the Project is presented to the board of directors of any Artemis Group Entity, and in any event at least once every 12 months, and promptly whenever an update to any such life of mine plan is adopted by management of any Artemis Group Entity, Project Owner shall provide to Purchaser such life of mine plan or updated life of mine plan, as applicable, including:

(i)
the annual production forecast for gold from the Mining Properties during the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(ii)	the amounts of Payable Gold as forecast for the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(iii)
a list of assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, gold grade and gold recoveries of ore from the Mining Properties and the operating costs and sustaining capital during the applicable forecast period in the case of the production forecast; and

(iv)	a statement setting out the gold Reserves and Resources for the Project and the assumptions used, including with respect to cut-off grade, metal prices and metal recoveries.

(d)                     Project Owner shall promptly notify and thereafter periodically consult with Purchaser regarding any matter concerning the Project Assets that has or is reasonably likely to have an Adverse Impact; provided, however, that an Adverse Impact contemplated in paragraph (b) of that definition need only be notified if it would reasonably be expected to have a significant and lasting impact or delay on gold production or Payable Gold. Project Owner shall seek to comply with this Section 6.1(d), to the extent reasonably practicable, prior to any public announcement regarding the matter.

(e)                     Parent Company and Project Owner shall provide to Purchaser final copies of all geological, reserve, engineering and metallurgical reports commissioned in respect of the Project and the Mining Properties if and when prepared by and for the benefit of Parent Company or Project Owner which would reasonably be expected to be material to Purchaser’s interest in the Project and the Mining Properties.

6.2	Books and Records

Parent Company and Project Owner shall keep true, complete and accurate Books and Records to enable Purchaser to confirm compliance with the terms and conditions of this Agreement, including the determination of the Payable Gold and whether Completion has been achieved. Parent Company and Project Owner shall:

(a)	provide copies to Purchaser of; and

(b)	permit Purchaser and its authorized representatives and agents to perform audits, reviews and other examinations, subject to Section 11.6(c), at the cost and expense of Purchaser, of,

such Books and Records once per calendar year (unless an Artemis Event of Default has occurred and is continuing or in connection with the delivery of a Completion Certificate pursuant to Section 4.3(a)) upon the reasonable request of Purchaser.

6.3	Technical Reports

Parent Company and Project Owner shall prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by Applicable Law. If the Mining Properties are a material property of Purchaser in accordance with NI 43-101 or if Purchaser otherwise determines that it requires such documentation or information under Applicable Law, at the written request of Purchaser and at Purchaser’s cost, Parent Company and Project Owner shall provide to Purchaser:

(a)
qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties reasonably requested by Purchaser and in the possession or control of any Artemis Group Entity;

(b)	copies of any technical report and request the authors of such technical report to have such technical report addressed directly to Purchaser or its Affiliates as directed by Purchaser; and

(c)	such other scientific and technical information as Purchaser reasonably requests for the purpose of complying with the disclosure obligations of Purchaser and its Affiliates under Applicable Law.

6.4	Inspections

Subject at all times to the workplace rules and supervision of Project Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Project Owner and Parent Company hereby grant to Purchaser and its representatives and agents, at reasonable times and upon reasonable notice, once per calendar year (unless an Artemis Event of Default has occurred and is continuing or as contemplated in Section 8.1(d)) and at Purchaser’s sole risk and expense, the right to access and physically inspect the Books and Records, the Mining Properties and the Mineral Processing Facility, in each case to monitor Project Owner’s mining and processing operations on the Mining Properties, to confirm compliance with the terms and conditions of this Agreement, to confirm whether Completion has been achieved, to prepare technical reports in accordance with NI 43-101 or to otherwise monitor and review mining and processing operations. Purchaser agrees to indemnify and save the Project Owner Entities and their respective directors, officers, employees and agents harmless from and against any and all losses suffered or incurred by any of them as a result of the actions of Purchaser or its representatives or agents during any such visit except to the extent that such losses arise from the negligence or willful misconduct of any such indemnified persons.

6.5	Confidentiality

(a)                     Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose any information (whether written, oral or in electronic format) received or reviewed by such Party (a “Receiving Party”) from any other Party, its Affiliates, employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)
a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, any potential transferee of the Purchaser Interest and prospective financing or acquisition parties; provided that each person to whom Confidential Information is disclosed is instructed to maintain the confidentiality thereof and to use such information only for the purpose for which it was disclosed;

(ii)
subject to Sections 6.5(c) and 13.7, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law; provided that such disclosure is limited only to the Confidential Information so required to be disclosed;

(iii)
a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(iv)	with the approval of the Disclosing Party;

(v)	a Receiving Party may disclose Confidential Information to those of its and its Affiliates’ directors, officers, employees and agents who need to have knowledge of the Confidential Information; and

(vi)
in connection with any legal proceeding arising in connection with this Agreement or the Asset Purchase Agreement, but any such disclosure shall be subject to such confidentiality procedures as may be reasonably requested by the Disclosing Party and approved by the court.

(b)                     Each Party shall ensure that its and its Affiliates’ employees, directors, officers and agents and those persons listed in Section 6.5(a)(i) and (v), are made aware of this Section 6.5 and comply with the provisions of this Section 6.5. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c)                     If a Party is required to file this Agreement in any public registry, filing system or depository, including SEDAR in order to comply with Applicable Law, it shall notify the other Parties of such requirement within two Business Days of the Effective Date, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Law before it is filed in any such registry, filing system or depository.

ARTICLE 7
COVENANTS OF PROJECT OWNER AND PARENT COMPANY

7.1	Conduct of Operations

(a)                     All decisions regarding the Project, including all decisions regarding the methods, extent, times, procedures and techniques of any: (i) exploration, development and mining related to the Project; (ii) leaching, milling, processing or extraction; (iii) subject to Section 7.2, materials to be introduced on or to the Project; and (iv) except as expressly provided in this Agreement, sales of Minerals and terms thereof shall be made by Project Owner, in its sole discretion. Without limiting the generality of the foregoing, the Project Owner may amend the mine plan for the Project at any time and from time to time in its sole discretion; provided that it is acting in a commercially prudent manner and consistent with accepted mining practice. For the avoidance of doubt, nothing in this Agreement shall prevent the Project Owner from placing on care and maintenance, from ceasing or suspending operation of the Project any time and from time to time when Project Owner determines that it is reasonable or fiscally prudent to do so.

(b)                     Subject to accepted mining practice, notwithstanding Section 7.1(a), no Artemis Group Entity shall consider the economic effect of this Agreement (i) in any Resource or Reserve determination, mine design, mine planning or mine development, or (ii) in any studies, analyses or decision regarding the nature or location of the ore to be mined on, the sequence of mining operations on or any related financing of, the Project.

(c)                     Subject to Section 12.2 and Applicable Law, Project Owner shall at all times during the Term pay its Taxes, including all fees or other amounts required to maintain the Project, before the same shall become delinquent or in default, except where (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, or (ii) the failure to make payment pending such contest would not reasonably be expected to result in an Adverse Impact.

(d)                     Project Owner shall keep in good standing all Permits, and orders of any Governmental Authority applicable to it, licences, Approvals and mineral tenure that are material to operation of the Project, the absence of which would reasonably be expected to result in an Adverse Impact.

7.2	Processing/Commingling

(a)                     Project Owner shall process all Minerals through the Mineral Processing Facility and ensure such processing occurs at the Mineral Processing Facility in a manner consistent with the processing methods described in the Feasibility Study and in priority to Other Minerals. Project Owner shall not process Other Minerals through the Mineral Processing Facility unless the following conditions have been satisfied:

(i)
Project Owner and Purchaser shall have entered into an agreement to fully compensate and indemnify Purchaser to the extent Purchaser incurs or suffers any disadvantage or Loss as a result of such Other Minerals being processed through the Mineral Processing Facility (including as a result of a delay in the timing of when Purchaser would have received Payable Gold and including any reduction in the recovery of gold resulting from the commingling of Other Minerals); and

(ii)
Project Owner and Purchaser shall have agreed on a method, formula or plan satisfactory to both of them, acting reasonably, with respect to the division of gold from Other Minerals and gold from the Mining Properties for the purposes of determining the quantum of Payable Gold.

(b)                     If the conditions in Section 7.2(a) are satisfied then:

(i)
Project Owner will adopt and employ reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors, to ensure the division of gold from Minerals from gold from Other Minerals for the purposes of determining the quantum of Produced Gold (which practices and procedures shall be in accordance with sound mining, processing, engineering and environmental practices prevailing in the mining industry and shall be at least as good as the practices and procedures adopted for copper);

(ii)	Project Owner will keep appropriate Books and Records in this regard, which Purchaser shall be entitled to review and audit upon reasonable notice to Project Owner and at reasonable frequency;

(iii)
in no event shall the result of any practice or procedure adopted by Project Owner for purposes of this Agreement result in less Produced Gold than determined by the practices and procedures adopted by an Artemis Group Entity for its own determination of gold content in such Minerals; and

(iv)
Project Owner shall consult with Purchaser and act reasonably to modify the practices and procedures adopted and employed if Purchaser determines, acting reasonably, that there is a more accurate, objective or formulaic methodology or procedure, or if any of such practices or procedures result in inaccuracy, bias or an unreasonable degree of variability, in the determination of Produced Gold from Minerals from gold from Other Minerals.

7.3	Preservation of Corporate Existence

(a)                     Each of Parent Company and Project Owner shall do all things necessary or advisable to maintain its corporate existence in the Province of British Columbia unless otherwise agreed by Purchaser, acting reasonably.

(b)                     Subject to Section 7.6, Parent Company shall not consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction or consummate a similar corporate event (each a “Corporate Reorganization”) unless at the time of such Corporate Reorganization, the resulting, surviving or transferee entity assumes in favour of Purchaser all the obligations of Parent Company under this Agreement, any Security Agreement to which Parent Company is a party and, prior to the payment of the Outstanding Purchase Price, the First Ranking Security Documents to which Parent Company is a party and the Parent guarantee pursuant to the Asset Purchase Agreement.

(c)                     Subject to Section 7.6, Project Owner shall not undertake a Corporate Reorganization unless: (i) at the time of such Corporate Reorganization, the resulting, surviving or transferee entity assumes in favour of Purchaser all the obligations of Project Owner under this Agreement, any Security Agreement to which Project Owner is a party, the First Ranking Security Documents to which Project Owner is a party and the Outstanding Purchase Price Note; (ii) Purchaser has (A) provided its prior written consent to the Corporate Reorganization, not to be unreasonably withheld; or (B) Sections 7.6(b)(A) through (F), inclusive, mutatis mutandis, have been complied with in connection with, such Corporate Reorganization; and (iii) Parent Company acknowledges, confirms and agrees in favour of Purchaser that Parent Company’s obligations under Section 9.1 continue in full force and effect despite such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, continuance or similar corporate event.

7.4	Insurance

(a)                     Parent Company and Project Owner shall maintain (or shall cause to be maintained) with reputable insurance companies, insurance (including business interruption insurance) with respect to the Project Assets and the operations of Project Owner conducted on and in respect of the Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations, which shall include insurance on each shipment of Minerals from the Project until risk of loss for such shipment has been transferred to the Offtaker.

(b)                     Project Owner shall, upon request of Purchaser, furnish to Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Artemis Group Entity in accordance with Section 7.4(a) and confirming its adequacy and sufficiency. Project Owner shall, upon the reasonable request of Purchaser, provide Purchaser with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(c)                     All of the insurance policies relating to the Project Assets and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify Purchaser as an additional insured and as a loss payee as its interests may appear, as applicable, and contain such other endorsements in favour of Purchaser as it shall reasonably require.

(d)                     Parent Company and Project Owner shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

7.5	Project Assets

(a)                     Project Owner and Parent Company shall:

(i)
subject to Section 7.3 and Section 7.6 and, with respect to the Project Assets, (i) cause Project Owner to be the only legal and beneficial owner of the Project Assets, and (ii) subject to the Permitted Encumbrances, ensure that no other person holds or acquires any ownership right, title or interest in or to the Project Assets;

(ii)	subject to Section 7.5(b), keep the Mining Properties in good standing; and

(iii)	cause Project Owner to maintain all Approvals necessary to operate the Project in good standing and continue to have all rights and benefits thereunder.

(b)                     Project Owner shall be entitled to abandon, surrender, relinquish or let lapse any of the Mining Properties, if Project Owner shall have determined, acting reasonably, that it is not economical to mine the Minerals from the Mining Properties that it proposes to abandon, surrender, relinquish or let lapse; provided, however, that if Project Owner (or an Affiliate thereof) reacquires any Mining Properties that cover or relate to any previously released portion of the Mining Properties, this Agreement shall apply to such acquired or reacquired portion.

7.6	Transfer of Project

(a)                     Project Owner shall not Transfer, in whole or in part, its rights or obligations under this Agreement without the consent of Purchaser, except in connection with the direct or indirect sale by the Artemis Group Entities of their entire interest in the Project or a Change of Control of an Artemis Group Entity in accordance with Section 7.6(b); provided however that: (i) the transferee assumes in favour of Purchaser all of the obligations of Project Owner under this Agreement, the Security Agreements to which Project Owner is a party, the First Ranking Security Documents to which Project Owner is a party and the Outstanding Purchase Price Note; and (ii) the parent of transferee assumes in favour of Purchaser all of the obligations of Parent Company under this Agreement, the Security Agreements to which Parent Company is a party and, prior to the payment of the Outstanding Purchase Price, the First Ranking Security Documents to which Parent Company is a party and the Parent guarantee pursuant to the Asset Purchase Agreement.

(b)                     Except for:

(i)	the sale of Minerals produced from the Project;

(ii)	the disposition of equipment that is obsolete or otherwise not material to the Project;

(iii)
the sale of tangible personal property, provided that the proceeds of such disposition are used to acquire like assets of similar quality and value for use in the Project within 90 days of any such disposition, or, in the event that such a corresponding acquisition is not made within such 90-day period, provided that Project Owner shall have, within that same 90-day period, provided a plan to Purchaser detailing its planned use of such proceeds to acquire like assets of similar quality and value, which plan shall be effected within 365 days of the applicable disposition, and provided further that Project Owner’s ability to construct and/or operate the Project will not be materially impaired by such disposed assets not being replaced for such 90 or 365 days period; or

(iv)
the sale of any mining rights, mineral claims, mining leases, tenements, concessions and other similar interests and the real property, surface, water, access and other non-mineral rights, including surface rights held in fee or under lease, licence, easement, right of way and other rights which comprise part of the Mining Properties but which, in each case, are not materially integral to the Project and not identified or delineated in Schedule H, subject in each case to the approval of the Purchaser, acting reasonably,

Parent Company shall not, and shall cause each of the Artemis Group Entities not to: (X) Transfer any direct or indirect economic interest in Project Owner or the Project, (Y) permit a Change of Control of the Project Owner or the Project, or (Z) permit Project Owner to sell material Project Assets outside of the ordinary course of business, unless:

(A)	Parent Company or Project Owner shall have provided Purchaser with at least 30 days prior written notice of the proposed Transfer, Change of Control or sale;

(B)
the entire interest in the Project Owner, or all of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred), are Transferred to the same transferee;

(C)	the transferee is not a Restricted Person in relation to Purchaser;

(D)
there is no increase in any Tax payable by Purchaser as determined with reference to the Tax laws in effect or proposed at the time of such proposed Transfer or Change of Control; provided, however, that any such Transfer or Change of Control that gives rise to increased Tax liability on the part of Purchaser shall be permitted provided that Project Owner agrees in writing to indemnify and save Purchaser harmless from and against any such adverse Tax consequences suffered or incurred by Purchaser as a result; and

(E)	there is no Artemis Event of Default (or an event which with notice or lapse of time or both would become an Artemis Event of Default) that has occurred and is continuing.

(c)                     Notwithstanding Section 7.6(b)(B), Parent Company shall be permitted to sell a portion of its equity interest in Project Owner to a partner (such partner, a “Joint Venture Partner”); provided that the following conditions are satisfied, in addition to the conditions contained in Sections 7.6(b)(A) and (C) through (F):

(i)	there shall not, at any time, be more than two Joint Venture Partners;

(ii)	each such Joint Venture Partner becomes a party to this agreement and signs a joinder on terms acceptable to Purchaser, acting reasonably;

(iii)
each such Joint Venture Partner assumes the obligations of Parent Company under this Agreement on a proportionate basis to its equity interest in Project Owner, including providing a separate limited guarantee (otherwise on terms equivalent to those set out in Section 9.1) and providing a pledge of its shares in the Project Owner (on terms equivalent to the share pledge granted by Project Owner); and

(iv)
subject to the delivery to Purchaser of a separate limited guarantee by each Joint Venture Partner pursuant to Section 7.6(c)(iii), Parent Company’s obligations under Section 9.1 shall be reduced to reflect its residual economic interest in Project Owner and Parent Company shall provide a new, separate guarantee on a limited basis (proportionate to its residual economic interest in the Project Owner) that rescinds and replaces the guarantee set out in Section 9.1, but is otherwise on terms equivalent to those set out in Section 9.1.

7.7	Encumbrances

Project Owner and Parent Company shall not grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the Project Assets; provided that no Permitted Encumbrance may be granted pursuant to clause (o), (p), (q) or (r) of the definition of “Permitted Encumbrances” until the Outstanding Purchase Price has been indefeasibly paid to Purchaser in full in accordance with the Asset Purchase Agreement.

7.8	Offtake Agreements

(a)                     Project Owner shall cause all terms and conditions relating to gold, to the extent affecting Purchaser's rights, entitlements or benefits to Refined Gold, of any Offtake Agreements entered by an Artemis Group Entity to be on commercially reasonable arm's length terms and conditions for concentrates or doré similar in make-up and quality to those derived from the Project; provided that this Section 7.8(a) shall not restrict or limit the ability of the Artemis Group Entities to enter into Offtake Agreements for Minerals other than gold. Project Owner shall provide a copy of any Offtake Agreement to Purchaser upon request from time to time.

(b)                     Project Owner shall take commercially reasonable steps to enforce, and shall cause each Artemis Group Entity that is a party to an Offtake Agreement to take reasonable steps to enforce its rights and remedies under such Offtake Agreements with respect to any breaches of the terms or conditions thereof relating to the timing and amount of any Offtaker Payment to be made thereunder for Produced Gold. Project Owner shall notify Purchaser in writing when any dispute arising out of or in connection with any such Offtake Agreement is commenced and shall provide Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(c)                     Project Owner and Parent Company agree that no Artemis Group Entity shall smelt, refine or beneficiate any Produced Gold and Project Owner and Parent Company shall ensure that the final sale or delivery of Produced Gold for smelting, refining or beneficiating shall only be made to an Offtaker. For greater certainty, nothing in this Section 7.8(c) shall prohibit internal Transfers of Produced Gold among Project Owner Entities, provided that such Produced Gold is eventually sold to an Offtaker for smelting, refining or beneficiating.

7.9	No Distribution

Upon the occurrence of a Trigger Event and until 120 days after any such Trigger Event has been remedied or in the event the making of a Distribution would cause a Trigger Event, Project Owner and Parent Company shall not, and shall cause each Project Owner Entity to not, make any Distribution except to another Project Owner Entity for the purpose of remedying such Trigger Event.

7.10	Additional Streams

(a)                     If any Artemis Group Entity (the “Vendor”) receives a definitive offer from a Third Party that would be binding upon acceptance by the Vendor, to purchase a Streaming Interest (a “Third Party Offer”), and the Vendor is willing to accept that Third Party Offer, then the Vendor shall, by notice in writing delivered to Purchaser, offer to sell all, but not less than all, of the Streaming Interest so sought to be purchased by the Third Party under the Third Party Offer to Purchaser at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, and to provide to Purchaser the same information with respect to the Streaming Interest provided by any Artemis Group Entity to such Third Party (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the Third Party (including shares of the Third Party), then Purchaser shall be entitled to substitute such non-cash consideration with cash or non-cash consideration that is personal to Purchaser (including shares of Purchaser) with the same or greater value, liquidity and marketability as the Third Party’s non-cash consideration; and further provided that, if the Third Party Offer includes the purchase of any asset other than a Streaming Interest from Vendor, then the ROFR Offer shall similarly include such other assets.

(b)                     Purchaser may, within 30 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall automatically become a binding agreement of purchase and sale between Purchaser and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer; provided that, Purchaser shall not be bound by the structure proposed in the ROFR Offer provided that the structure proposed by Purchaser does not adversely change the economic substance of the amended ROFR Offer as compared to the Third Party Offer.

(c)                     If Purchaser does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of such Streaming Interest to the applicable Third Party pursuant to the Third Party Offer. If the Vendor and the Third Party have not entered into a binding, written agreement pertaining to all (but not less than all) of such Streaming Interest (the “Streaming Interest Agreement”) within 120 days of the expiry of the 30-day period set forth in Section 7.10(b), then the Vendor shall again be required to comply with the terms of this Agreement with respect to that Third Party Offer before selling the Streaming Interest that is the subject to the Third Party Offer to a Third Party. The Project Owner shall provide Purchaser with a copy of the Streaming Interest Agreement promptly once it is executed and delivered, and shall execute and deliver to Purchaser at the completion of the transactions contemplated by the Streaming Interest Agreement a certificate of a senior officer of Project Owner certifying that the sale of the Streaming Interest to the Third Party was completed pursuant to the terms of the Third Party Offer.

(d)                     For the avoidance of doubt:

(i)
this Section 7.10 is intended to apply, mutatis mutandis, to any offer made by a Vendor to any third party to sell a Streaming Interest, with such changes as are necessary to make this Section 7.10 applicable thereto;

(ii)
a Vendor shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase a Streaming Interest, provided that before such terms are accepted, the Vendor complies with this Section 7.10; and

(iii)
this Section 7.10 shall not apply to any (A) gold spot sales, (B) gold forward sales or options or other gold sales or gold loans to a financial institution or bullion bank, (C) internal transfers among any of Parent Company and its affiliates, (D) any private or public offering of securities that are backed by gold, paid in gold, priced based on gold prices or have payment obligations based on  gold prices, or (E) any Offtake Agreement.

ARTICLE 8
COVENANTS OF PURCHASER

8.1	Right of First Offer

(a)                     Purchaser may Transfer all, but not less than all, of its rights and obligations under this Agreement (the “Purchaser Interest”), provided that prior to any such Transfer to a Third Party, it shall first provide notice in writing to Parent Company offering to sell the Purchaser Interest to Parent Company (the “Notice of Offer”). The Notice of Offer shall indicate (i) the minimum all cash price for the Purchaser Interest acceptable to Purchaser, and (ii) all other material terms and conditions of the proposed sale. Parent Company shall have the irrevocable right, exercisable by written notice ("Notice of Exercise") given to Purchaser within 30 days after the receipt of the Notice of Offer (the "ROFO Exercise Period"), to elect to purchase the Purchaser Interest on the terms contained in the Notice of Offer.

(b)                     In the event that Parent Company delivers a Notice of Exercise prior to the expiry of the ROFO Exercise Period, there shall be created automatically, without any further action or documentation, a binding agreement of purchase and sale between Purchaser and Parent Company pursuant to which Purchaser agrees to sell, and Parent Company agrees to purchase, the Purchaser Interest in accordance with the terms proposed in the Notice of Offer. The closing of the Transfer of the Purchaser Interest under this Section 8.1 will occur no later than the 30th day after the date on which Parent Company delivered the Notice of Exercise, unless otherwise agreed in writing by Purchaser and Parent Company. At the closing of such Transfer, Purchaser shall deliver a fully executed purchase and sale agreement to Parent Company pursuant to which the Purchaser Interest will be Transferred to Parent Company, free and clear of all Encumbrances.

(c)                     If Parent Company either: (i) delivers a Notice of Exercise prior to the expiry of the ROFO Exercise Period but fails to purchase the Purchaser Interest within the time specified in Section 8.1(b) (except if such failure to complete the purchase is caused by Purchaser); (ii) informs Purchaser that it will not exercise its right to purchase the Purchaser Interest; or (iii) fails to deliver a Notice of Exercise prior to the expiry of the ROFO Exercise Period in accordance with Section 8.1(a), Purchaser shall be entitled to enter into a purchase and sale agreement (the "Third Party Agreement") with a Third Party (the "Third Party Purchaser") pursuant to which Purchaser agrees to Transfer the Purchaser Interest to such Third Party Purchaser on terms which, taken as a whole, are no more favorable to the Third Party Purchaser, and no less favorable to Purchaser as those described in the Notice of Offer; provided that such Transfer shall be completed no later than the 120th day after the date on which Purchaser delivered the Notice of Offer to the Artemis Group Entities. If such Transfer of the Purchaser Interest to the Third Party Purchaser does not occur within such 120 day period, Purchaser may not sell, assign or transfer the Purchaser Interest to a Third Party without again complying with the terms of this Section 8.1.

(d)                     If Purchaser is entitled to enter into a Third Party Agreement pursuant to Section 8.1(c), Project Owner shall during the 90 days following the earlier of (x) the expiry of the ROFO Exercise Period or (y) the date on which Parent Company informs Purchaser that it will not exercise its right to purchase the Purchaser Interest, permit up to three potential Third Party purchasers and their respective representatives and agents, at reasonable times and on reasonable notice and subject to execution of confidentiality agreements by such potential Third Party purchasers on terms acceptable to Project Owner (acting reasonably), the right to access and physically inspect the Project, the Mining Properties and the Mineral Processing Facility, subject to the applicable Third Party agreeing to the indemnification requirements for the benefit of the Project Owner Entities in accordance with Section 6.4.

(e)                     For the avoidance of doubt:

(i)
Purchaser shall be entitled at any time to negotiate with any Third Party the terms upon which it would be willing to Transfer the Purchaser Interest, provided that before making any offer to any Third Party or accepting any such offer from a Third Party, Purchaser complies with this Section 8.1;

(ii)
Purchaser may accept publicly traded securities of the Third Party Purchaser which are listed on any of the Toronto Stock Exchange, the TSX Venture Exchange, the New York Stock Exchange or NASDAQ as partial consideration for the Purchaser Interest, in which case, the value of such securities shall be deemed to be the closing price of such securities on the principal exchange on which such securities are listed on the last trading date prior to entering into the Third Party Agreement (and, if applicable, applying the daily average exchanged rate published by the Bank of Canada on such date for the conversion of Canadian dollars to US Dollars);

(iii)
this Section 8.1 shall not apply to any (A) Transfer of Refined Gold delivered to Purchaser pursuant to Section 2.2, (B) Transfers of the Purchaser Interest among Purchaser and its Affiliates, or (C) any Transfer of an equity interest in Purchaser; and

(iv)	in the event of any Transfer of the Purchaser Interest, Purchaser shall not be relieved of liability for any breach of this Agreement that occurred prior to such Transfer.

ARTICLE 9
GUARANTEES AND SECURITY

9.1	Parent Company Guarantee

(a)                     Parent Company hereby absolutely, unconditionally and irrevocably guarantees in favour of Purchaser the prompt payment and the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Project Owner pursuant to this Agreement (collectively, the “Guaranteed Obligations”) and shall pay all amounts payable hereunder to Purchaser and perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Project Owner. The foregoing agreement of Parent Company is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)                     If any or all of the Guaranteed Obligations are not duly paid by Project Owner and are not recoverable under Section 9.1(a) for any reason whatsoever, Parent Company will, as a separate and distinct obligation, indemnify and save harmless Purchaser from and against all losses resulting from the failure of Project Owner to pay such Guaranteed Obligations in accordance with the terms hereof.

(c)                     If any or all of the Guaranteed Obligations are not duly paid by Project Owner and are not recoverable under Section 9.1(a) or Purchaser is not indemnified under Section 9.1(b), in each case, for any reason whatsoever, or from the enforcement of this guarantee and such Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from Parent Company as primary obligor.

(d)                     The obligations of Parent Company under this Section 9.1 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Parent Company hereby consents to or waives, as applicable, to the fullest extent permitted by Applicable Law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations;

(ii)
any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder including any amendment to this Agreement (other than this Section 9.1) for which Parent Company’s consent was not obtained;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any Guaranteed Obligations;

(iv)	any Insolvency Event affecting Project Owner or any other person or their property;

(v)	any change in the ownership of, or control of, Project Owner;

(vi)	the existence of any claim, set-off or other rights which Parent Company may have at any time against Project Owner, Purchaser or any other person;

(vii)
any invalidity, illegality or unenforceability relating to or against Project Owner or any provision of Applicable Law or regulation purporting to prohibit the payment by Project Owner of any amount in respect of the Guaranteed Obligations;

(viii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of Purchaser to payment of the Guaranteed Obligations;

(ix)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;

(x)
any defence arising by reason of any failure of Purchaser to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(xi)
any defence arising by reason of any failure of Purchaser to proceed against Project Owner or any other person, to proceed against, apply or exhaust any security held from Project Owner or any other person for the Guaranteed Obligations, to proceed against, apply or exhaust any security held from Parent Company or any other person for the Guaranteed Obligations or to pursue any other remedy in the power of Purchaser whatsoever;

(xii)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xiii)
any defence arising by reason of any incapacity, lack of authority, or other defence of Project Owner or any other person, or by reason of any limitation, postponement, prohibition on Purchaser’s right to payment of any Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Project Owner or any other person in respect of any Guaranteed Obligations, or by reason of any act or omission of Purchaser or others which directly or indirectly results in the discharge or release of Project Owner or any other person or all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiv)
any defence arising by reason of any failure by Purchaser to obtain, perfect or maintain a perfected or prior (or any) security interest in or Encumbrance upon any property of Project Owner or any other person, or by reason of any interest of Purchaser in any property, whether as supplier thereof or the holder of an Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Purchaser of any right to recourse or collateral;

(xv)	any defence arising by reason of the failure of Purchaser to marshal any property;

(xvi)
any defence based upon any failure of Purchaser to give to Project Owner or Parent Company notice of any sale or other disposition of any property securing any Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Purchaser to comply with any Applicable Law in enforcing any security interest in or Ecumbrance upon any such property, including any failure by Purchaser to dispose of any such property in a commercially reasonable manner;

(xvii)	any dealing whatsoever with Project Owner or any other person or any security, whether negligently or not, or any failure to do so;

(xviii)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Project Owner or any other person, including any discharge of, or bar against collecting, any Guaranteed Obligations, in or as a result of any such proceeding; or

(xix)
any other act or omission to act or delay of any kind by Project Owner, Purchaser, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph, constitute a legal or equitable discharge, limitation or reduction of the obligations of Parent Company hereunder (other than the payment or performance in full of all of the Guaranteed Obligations).

(e)                     The provisions of this Section 9.1 apply (and the waivers set out herein will be effective) even if the effect of any action (or failure to take action) by Purchaser is to destroy or diminish any subrogation rights of Parent Company or any rights of Parent Company to proceed against Project Owner or any other person for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Parent Company.

(f)                     Purchaser shall not be bound to exhaust its recourse against Project Owner or any other persons or to realize on any security it may hold in respect of the Guaranteed Obligations before being entitled to payment or performance from Parent Company under this Section 9.1 and Parent Company hereby renounces all benefits of discussion and division.

(g)                     Subject to Section 9.1(m), this Section 9.1 shall continue and apply to any ultimate unpaid or unperformed balance of the Guaranteed Obligations and shall be reinstated if at any time payment or performance of any of the Guaranteed Obligations is rescinded or must otherwise be returned or reversed by Purchaser upon the occurrence of an Insolvency Event applicable to Project Owner or for any other reason whatsoever, all as though such payment or performance had not been made.

(h)                     In the event that Purchaser shall receive any payments or performance on account of the Guaranteed Obligations from Parent Company, the realization of any security or otherwise, Parent Company shall have no right to make any claims for repayment or contribution or to exercise any rights of subrogation against any Project Owner Entity, and all such rights are hereby expressly waived, until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied.

(i)                     In the event of an Insolvency Event applicable to Project Owner or in the event that Project Owner shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, Purchaser shall have the right to rank in priority to Parent Company for its claim in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied, all without prejudice to its claim against Parent Company who shall continue to be liable for any remaining unpaid or unperformed balance of the Guaranteed Obligations.

(j)                     Without prejudice to or in any way limiting or lessening Parent Company’s liability and without obtaining the consent of or giving notice to Parent Company, Purchaser may compromise or adjust any part of the Guaranteed Obligations, grant time, renewals, extensions, indulgences, releases and discharges to and accept compositions from or otherwise deal with Project Owner and others, as Purchaser may see fit, and Purchaser may take, abstain from taking or perfecting, vary, exchange, renew, compromise, discharge, give up, realize on or otherwise deal with securities and guarantees in such manner as Purchaser may see fit, including foreclose on any Stream Collateral encumbered by the Purchaser Security or other Collateral held by it by one or more judicial or non-judicial sales or accept an assignment of any such Collateral encumbered by the Purchaser Security or other collateral in lieu of foreclosure at its election and without notice to or demand upon Parent Company; and the liability of Parent Company hereunder shall be absolute, unconditional and irrevocable irrespective of any other circumstance which would constitute a defence available to or a discharge of the liabilities of a guarantor. Purchaser may, following the occurrence of an Event of Default which is continuing, apply all moneys received from Project Owner or Parent Company or others or from securities or guarantees upon such parts of the Guaranteed Obligations, as Purchaser may see fit and change any such application in whole or in part from time to time.

(k)                     Until payment in full to Purchaser of the Guaranteed Obligations, effective on the occurrence of an Event of Default which is continuing, Parent Company hereby irrevocably waives any claim or other rights which it may now have or may hereafter acquire against Project Owner that arise from the existence, payment, performance or enforcement of Parent Company’s obligations hereunder, including any right of subrogation, reimbursement, exoneration or indemnification, any right to participate in any claim or remedy of Purchaser against Project Owner which Purchaser now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from Project Owner, directly or indirectly, property, whether by set-off or in any manner, payment or security on account of such claim or other rights. If any amount shall be paid to Parent Company in violation of the preceding sentence and the Guaranteed Obligations shall not have been paid in cash in full, such amount shall be deemed to have been paid to Parent Company for the benefit of, and held in trust for, Purchaser, and shall forthwith be paid to Purchaser to be credited and applied against the Guaranteed Obligations, whether matured or unmatured. Parent Company acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this guarantee and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.

(l)                     Parent Company hereby waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to the Guaranteed Obligations.

(m)                  Provided that there is no outstanding claim or demand made under the guarantee contained in this Section 9.1, the guarantee contained in this Section 9.1 shall terminate automatically upon the later of (x) the expiry of the 60 day period referenced in Section 4.3(b) following the delivery of a Completion Certificate, unless the Purchaser delivers a written notice to Project Owner or Parent Company pursuant to Section 4.3(b) that it has reasonable grounds for believing that Completion has not been achieved; and (y) if the Purchaser delivers a written notice to Project Owner or Parent Company pursuant to Section 4.3(b) that it has reasonable grounds for believing that Completion has not been achieved, the full and final resolution pursuant to Section 11.7 of the Dispute arising as a result of the delivery of such Completion Certificate.

9.2	Security

(a)                     Parent Company shall grant as security for its obligations hereunder to and in favour of Purchaser, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property and assets of Parent Company, other than Excluded Collateral, including: (i) the Project Assets, including all present and after-acquired personal property of Parent Company used in connection with, relating to or arising out of, in whole or in part, the Mineral Properties; (ii) the Produced Gold; and (iii) all debt, liabilities, securities and other equity interests held by Parent Company in any direct or indirect subsidiary of Parent Company or Future Owner having any right, title or interest in the Project Assets or the Produced Gold, and in each case including all proceeds thereof, but excluding Distributions paid by Parent Company when no Trigger Event has occurred and is continuing (the “Parent Company Collateral”), all pursuant to one or more agreements (collectively, the “Parent Company Security Agreements”), in form and substance satisfactory to Purchaser, acting reasonably; provided that any pledge granted to the Purchaser by the Parent Company of the equity interests held by Parent Company in any direct or indirect subsidiary of Parent Company or Future Owner having any right, title or interest in the Project Assets or the Produced Gold shall be released by the Purchaser upon termination of the guarantee of the Parent Company in accordance with Section 9.1(m).

(b)                     Project Owner shall grant, as security for its obligations hereunder, to and in favour of Purchaser, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property and assets of Project Owner including: (i) the Project Assets, including all present and after-acquired personal property of Project Owner used in connection with, relating to or arising out of, in whole or in part, the Mining Properties; (ii) the Produced Gold; and (iii) all debt, liabilities, securities and other equity interests held by Project Owner in any direct or indirect subsidiary of Project Owner having any right, title or interest in the Project Assets or the Produced Gold, and in each case including all proceeds thereof, but excluding Distributions paid by Project Owner when no Trigger Event has occurred and is continuing (the “Project Owner Collateral”), all pursuant to one or more agreements (collectively, the “Project Owner Security Agreements”), in form and substance satisfactory to Purchaser, acting reasonably.

(c)                     Parent Company and Project Owner shall each cause each subsidiary of Parent Company or Project Owner, as applicable, having an interest in and to, now or in the future, the Mining Properties, the Project Assets and/or the Produced Gold to: (i) execute and deliver a guarantee in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all GPSA Obligations; and (ii) grant, as security for its obligations under such guarantee, to and in favour of Purchaser, first ranking charges and security interests (including a mortgage over the Mining Properties), subject only to Permitted Encumbrances, in, to and over all present and after-acquired property and assets of such subsidiary, other than Excluded Collateral, including (A) the Project Assets, including all present and after-acquired personal property of such subsidiary used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (B) the Produced Gold, and in each case including all proceeds thereof (the “Subsidiary Collateral”), all pursuant to one or more agreements (collectively, the “Subsidiary Security Agreements”), in form and substance satisfactory to Purchaser, acting reasonably.

(d)                     Parent Company and Project Owner shall cause each Affiliate of a Project Owner Entity to whom any debt, liability or obligation is owed by a Project Owner Entity, to execute and deliver a written assignment, subordination and postponement of claims (or the equivalent security instrument under any Applicable Law) (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to Purchaser, acting reasonably, that assigns, by way of a security interest and subject only to the Permitted Encumbrances, all such debts, liabilities or obligations to Purchaser and subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after an Artemis Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Artemis Event of Default, and until such Artemis Event of Default is remedied, subordinates and postpones the payment of all such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such person to Purchaser.

(e)                     Prior to commencement of construction of the Project, Project Owner shall establish a segregated blocked account (which will provide for Purchaser to control and direct any Distributions or withdrawals from such account at any time following delivery of written notice from Purchaser of the occurrence of a Trigger Event, and until such Trigger Event is remedied) for purposes of holding the Applicable Percentage of any Offtaker Payment relating to Produced Gold. Upon the occurrence of a Trigger Event and until 120 days after any such Trigger Event is remedied, Project Owner shall deposit into such segregated blocked account all amounts referred to in the preceding sentence when received to be held for the benefit of Purchaser as Project Owner Collateral. For certainty, and at all times, Project Owner shall not, and Parent Company shall ensure that Project Owner does not, make any Distributions or withdrawals from the segregated blocked account if a Trigger Event has occurred and is continuing, or if a Trigger Event would occur or arise immediately after, or as a result of, making a Distribution or withdrawal.

(f)                     Parent Company and Project Owner shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Purchaser may from time to time reasonably require to obtain, perfect, maintain and preserve first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to Permitted Encumbrances. In addition to the foregoing, in the event of any extension, renewal, replacement, conversion or substitution of any of the Mining Properties (or any part thereof), then Project Owner shall execute and deliver all agreements, documents, instruments and registrations, and do all such further acts and things as Purchaser may require, to obtain perfect and preserve a first ranking security interest in such tenement, right or interest or resulting tenement, right or interest, subject only to Permitted Encumbrances, as security for the payment and performance, when due, of all obligations of Project Owner under this Agreement.

(g)                     Parent Company and Project Owner shall not, and shall cause each affiliate of Parent Company and Project Owner to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the Purchaser Security.

(h)                     Unless otherwise agreed by the parties, within 20 days of any person (a “Future Owner”) acquiring directly or indirectly, other than by way of an acquisition in Parent Company, an equity or other ownership interest in Project Owner, Project Owner and Parent Company shall cause: (i) such Future Owner to execute and deliver a guarantee in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance when due, of all GPSA Obligations; (ii) such Future Owner to grant, as security for its obligations under such guarantee, to and in favour of Purchaser, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after acquired property and assets of such Future Owner, excluding the Excluded Collateral but including (A) the Project Assets, including all present and after-acquired personal property of the Future Owner used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (B) the Produced Gold, and in each case including all proceeds thereof, but excluding Distributions paid by such Future Owner when no Trigger Event has occurred and is continuing (the “Future Owner Collateral”), which, for greater certainty, shall include all securities and other equity interests held by such Future Owner in Project Owner, all pursuant to one or more agreements (collectively, the “Future Owner Security Agreements”), in form and substance satisfactory to Purchaser, acting reasonably; (iii) such Future Owner to make all such registrations, filings and recordings in all Relevant Jurisdictions and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over the Future Owner Collateral within five Business Days of executing and delivering the Future Owner Security Agreements; and (iv) such Future Owner to deliver an opinion of legal counsel to the Future Owner, in form and substance satisfactory to Purchaser, acting reasonably, to Purchaser as to: (A) the legal status of the Future Owner; (B) the authority of the Future Owner to execute and deliver the Future Owner Security Agreements to which it is a party; (C) the execution and delivery by the Future Owner of the Future Owner Security Agreements to which it is a party and the enforceability thereof against it; and (D) the registrations, filings and recordings made in all Relevant Jurisdictions to create, perfect and otherwise preserve the security and attaching the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with the Future Owner Security Agreements. Notwithstanding the foregoing, in connection with a Change of Control of Parent Company, only a person acquiring directly an equity or other ownership interest in Project Owner shall be considered a Future Owner with respect to such Change of Control transaction.

(i)                     If any Collateral is disposed of by a Project Owner Entity (or a Future Owner) as permitted by this Agreement, at the request, cost and expense of the Project Owner Entities (on satisfaction of any condition to or obligation imposed with respect to such disposition), Purchaser shall discharge such Collateral from the Purchaser Security and deliver and re-assign to the relevant Project Owner Entity any of such Collateral as is then in the possession of Purchaser.

9.3	Inter-Creditor Agreement

If any Project Owner Entity wishes to grant an Encumbrance in, to or over any Collateral to: (a) any Project Lenders as security for the payment or performance of any Project Financing; or (b) any hedge counterparty in connection with any Gold Price Hedge, then Purchaser agrees to enter into an inter-creditor agreement with such Project Lenders or hedge counterparty, as applicable, and the relevant Project Owner Entity (each such agreement to be negotiated in good faith and using all reasonable best efforts) at the cost and expense of Project Owner to, among other things, implement the terms and conditions set forth in Schedule G; provided that nothing in this Section 9.3 or in Schedule G shall be construed or operate in any way to limit or qualify the rights or intended priority of Purchaser under or in respect of the First Ranking Security or under the First Ranking Security Documents.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of Parent Company and Project Owner

Each of Parent Company and Project Owner, acknowledging that Purchaser is entering into this Agreement in reliance thereon, hereby jointly and severally make the representations and warranties to Purchaser set forth in Schedule E.

10.2	Representations and Warranties of Purchaser

Purchaser, acknowledging that Project Owner and Parent Company are entering into this Agreement in reliance thereon, hereby makes the representations and warranties to Project Owner and Parent Company set forth in Schedule F.

10.3	Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement.

ARTICLE 11
DEFAULTS AND DISPUTES

11.1	Artemis Events of Default

Each of the following events or circumstances constitutes an event of default (each, an “Artemis Event of Default”):

(a)
Project Owner fails to sell and deliver Refined Gold to Purchaser on the terms and conditions set forth in this Agreement within 10 Business Days of receipt of notice from Purchaser notifying Project Owner of such default;

(b)
Parent Company is in breach or default of any of its covenants or obligations set forth in Section 9.1 or Parent Company or Project Owner is in breach or default of any of its covenants or obligations set forth in Section7.3 or 7.6;

(c)
any Project Owner Entity is in breach or default of any of its covenants or obligations set forth in Section 9.2 and such breach or default is not remedied within 30 days following delivery by Purchaser to Project Owner or Parent Company of written notice of such breach or default, or such longer period of time as Purchaser may determine in its sole discretion;

(d)
any Project Owner Entity is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement or any Security Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 11.1(a), 11.1(b), 11.1(c) and 11.1(f)), and such breach or default is not remedied within 30 days following delivery by Purchaser to Project Owner or Parent Company of written notice of such breach or default, or such longer period of time as Purchaser may determine in its sole discretion;

(e)
subject to Section 9.3, the Purchaser Security does not constitute a first ranking Encumbrance over the Project Assets, subject only to Permitted Encumbrances, and does not become a first ranking Encumbrance within 30 days following delivery by Purchaser to Project Owner or Parent Company of written notice of such breach or default, or such longer period of time as Purchaser may determine in its sole discretion;

(f)
failure by Project Owner to make when due any of the Completion Delay Payments in accordance with Section  4.1, and such breach or default is not remedied within three Business Days of the deadline for payment of the relevant Completion Delay Payment; or

(g)	upon the occurrence of an Insolvency Event or a Lender Event affecting a Project Owner Entity.

11.2	Purchaser Remedies

(a)                     If an Artemis Event of Default occurs and is continuing, Purchaser shall have the right, upon written notice to Project Owner, at its option and in addition to and not in substitution for any other remedies available at law or equity, to bring an action for specific performance or to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by Project Owner or Parent Company or both to Purchaser, including pursuant to Section 11.5, and set off any such amount in accordance with Section 12.5;

(ii)
terminate this Agreement by 10 Business Days’ written notice to Project Owner and Parent Company, demand repayment of the outstanding balance of the Deposit without interest within 90 days of demand, and commence an action for all Losses in the amount of Purchaser’s expected return under this Agreement (net of the Deposit repaid pursuant to this Section 11.2(a)(ii)), including a net present value calculation of the Refined Gold that would have been delivered by Project Owner to Purchaser hereunder and all other amounts that would have become payable to Purchaser hereunder, but for the occurrence of such Event of Default; and

(iii)	enforce the Purchaser Security.

(b)                     The Parties hereby acknowledge and agree that: (i) Purchaser will be damaged by the occurrence of an Artemis Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from an Artemis Event of Default; (iii) any sums payable in accordance with Section 11.2(a)(ii) with respect to an Artemis Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a)(ii) or with respect to an Artemis Event of Default represents a reasonable estimate of fair compensation for the Losses that may reasonably be anticipated from such Artemis Event of Default in full and final satisfaction of all amounts owed in respect of such Artemis Event of Default.

(c)                     Notwithstanding any other provision of this Article 11, if an Artemis Event of Default under Section 11.1(d) has occurred and is continuing, and the occurrence and continuance of such Artemis Event of Default does not have an Adverse Impact pursuant to any of clauses (a) through (c), inclusive, of the definition of “Adverse Impact”, then Purchaser shall have no right to terminate this Agreement in accordance with Section 11.2(a)(ii), but shall be entitled to all other remedies available to it at equity or in law.

11.3	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default of Purchaser (each a “Purchaser Event of Default”):

(a)	Purchaser fails to pay for Refined Gold in accordance with Section 2.4 within 10 days of receipt of notice from Project Owner notifying Purchaser of such default; and

(b)
Purchaser is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect, and such breach or default is not remedied within 30 days following delivery by Project Owner or Parent Company to Purchaser of written notice of such breach or default, or such longer period of time as Project Owner or Parent Company may determine in its sole discretion.

11.4	Project Owner Remedies

(a)                     If a Purchaser Event of Default under Section 11.3(a) occurs and is continuing, Project Owner shall have the right, upon written notice to Purchaser, at its option and in addition to and not in substitution for any other remedies available at law or equity, to suspend its delivery obligations set out in Section 2.2. If Purchaser cures the Purchaser Event of Default in full or the Purchaser Event of Default is no longer continuing, then Project Owner’s obligations under this Agreement shall recommence as of the date Purchaser cures the Purchaser Event of Default in full or the Purchaser Event of Default is no longer continuing; provided that Project Owner shall not be obligated to sell or deliver any Refined Gold to Purchaser in respect of Offtaker Deliveries made during such suspension and no Overdue Gold Ounces shall be deemed to have accrued during such suspension.

(b)                     If a Purchaser Event of Default under Section 11.3(b) occurs and is continuing, Project Owner shall not be entitled to suspend its delivery obligations set out in Section in Section 2.2, but it shall be entitled to all other remedies available to it at equity or in law.

11.5	Indemnity

(a)                     Each of the Parties agrees to indemnify and save harmless the other Parties and their respective Affiliates and directors, officers, employees and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)	any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii)	any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii)	in the case of indemnification by Parent Company or Project Owner (without duplication of amounts payable in accordance with Section 11.2), an Artemis Event of Default;

(iv)	in the case of indemnification by Purchaser (without duplication of amounts payable in accordance with Section 11.4), a Purchaser Event of Default; and

(v)	pursuing any remedies to which a Party is entitled hereunder.

(b)                     This Section 11.5 is:

(i)	a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement; and

(ii)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the Party giving the indemnity.

(c)                     It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

11.6	Disputed Reports

(a)                     Any invoice or report provided pursuant to Section 2.3 or Section 6.1 and all deliveries of gold under this Agreement shall be deemed final and conclusive for all purposes with no adjustments, revisions or obligation to deliver any additional Refined Gold or return any delivered gold, or make or return any additional payment in respect of delivered gold, unless either party notifies the other in writing (a “Dispute Notice”) that it disputes an invoice, report or quantity of gold previously delivered within 16 months from the date of delivery of such invoice, report or quantity of gold;

(b)                     Purchaser and Project Owner shall have 30 days from the date the Dispute Notice is delivered to resolve the dispute. If Purchaser and Project Owner have not resolved the dispute within such period, then Purchaser shall have the right to require Project Owner to deliver an Auditor’s Report with respect to the subject matter of the dispute. Each of the parties agrees to deliver such Books and Records as may be reasonably requested by the person completing the Auditor’s Report; and

(c)                     the costs of the Auditor’s Report shall be paid by Purchaser, unless the Auditor’s Report concludes that the Payable Gold for the period covered by the Dispute Notice is greater (by a factor of at least 5%) than the number of ounces of gold actually delivered in respect of such period, in which event the cost of the Auditor’s Report shall be for the account of Project Owner.

11.7	Disputes

If a Dispute arises between the Parties (and for this purpose any of the Artemis Group Entities involved in the Dispute shall be deemed to be one Party, and Purchaser the other Party), including with respect to an Auditor’s Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)
the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position;

(b)
within 20 days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party’s position and a summary of the arguments supporting its position;

(c)
the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place (including via a teleconferencing or videoconferencing forum), but in any event within 30 days after issuance of the disputing Party’s written notice to attempt to resolve the Dispute; and

(d)	if the Dispute has not been resolved within 10 days after such meeting, any Party may pursue all other rights and remedies available at law.

ARTICLE 12
ADDITIONAL PAYMENT TERMS

12.1	Payments

All payments due by one Party to another under this Agreement shall be made in U.S. dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

12.2	Taxes

All deliveries of Refined Gold and all amounts paid hereunder by Project Owner or Parent Company to Purchaser shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the Party making such delivery or payment. If any such Taxes are so required to be deducted, withheld, charged or levied by the Party making such delivery or payment, then such Party shall remit such Taxes in the time and manner required by Applicable Law and shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by Purchaser (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount Purchaser would have received had no such deduction, withholding, charge or levy been required. Any additional payment or delivery by a Party to Purchaser under this Section 12.2 shall not reduce the amount of the uncredited Deposit (as such amount is determined in pursuant to this Agreement). For greater certainty, the Parties agree that the delivery of Refined Gold is not subject to goods and services taxes, sales taxes or similar Taxes and all payments made hereunder by Purchaser shall be inclusive of all such Taxes.

12.3	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then Parent Company and Project Owner on the one hand, and Purchaser on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on Project Owner and its Affiliates on the one hand, and Purchaser and its Affiliates on the other hand.

12.4	Interest

(a)                     The dollar value of any Overdue Gold Ounces from time to time outstanding under this Agreement shall be based on the Market Price for gold on the date such Refined Gold became overdue, and shall accrue interest at the annual rate of Prime plus 4%. Interest shall accrue daily and shall be calculated, compounded and paid monthly.

(b)                     Without duplicating interest payable in accordance with Section 12.4(a), any dollar amount not paid when due shall accrue interest at the annual rate of Prime plus 4% commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 11.2(a)(ii) and the date any Loss is first suffered or incurred in the event an amount is owed as a result of Section 11.5(a)). Interest shall accrue daily and shall be calculated, compounded and paid monthly.

(c)                     For purposes of the Interest Act (Canada), (i) whenever any interest under this Agreement is calculated using a rate based on a year of 360 or 365 days the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (A) the applicable rate based on a year of 360 or 365 days, as applicable, (B) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (C) divided by 360 or 365 days, as applicable; (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement; and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

12.5	Set-Off

Except as set out in Section 2.2(b)(ii), any dollar amount not paid when due by a Party or any Overdue Gold Ounces may be set off by the other Party against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld by Project Owner against any non-payment by Purchaser, including any failure to pay for Refined Gold when due in accordance with Section 2.4, shall be valued at the Market Price as of the date that such amount of Refined Gold first became payable to Purchaser. Any dollar amount set off and withheld against any Overdue Gold Ounces shall result in a reduction to the Overdue Gold Ounces by that number of ounces equal to the dollar amount set off divided by the Market Price as of the day such dollar amount first became payable.

12.6	Judgment Currency

If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into a particular currency (the “Judgment Currency”) an amount due in another currency (the “Indebtedness Currency”) under this Agreement, that conversion will be made at the rate of exchange, which shall be that at which, in accordance with its normal banking procedures, the non-defaulting party could purchase the Indebtedness Currency with the Judgment Currency on the Business Day immediately preceding the date on which judgment is given (or if received on a day other than a Business Day, on the next succeeding Business Day), or, if permitted by law, on the day on which the judgment is paid or satisfied (the “Rate of Exchange”). If, as a result of a change in the Rate of Exchange between the date of judgment and the date of actual payment, the conversion of the Judgment Currency into Indebtedness Currency results in the non-defaulting party receiving less than the full amount of Indebtedness Currency payable to the non-defaulting party, the defaulting party agrees to pay the non-defaulting party an additional amount (and in any event not a lesser amount) as may be necessary to ensure that the amount received is not less than the full amount of Indebtedness Currency payable by the defaulting party on the date of judgment. Any additional amount due under this Section 12.6 will be due as a separate debt, gives rise to a separate cause of action, and will not be affected by judgment obtained for any other sums due under this Agreement.

ARTICLE 13
GENERAL

13.1	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.2	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Purchaser and Project Owner and Parent Company.

13.3	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.4	Costs and Expenses

All costs and expenses incurred by a Party in considering whether to provide a consent contemplated under this Agreement or an amendment or waiver requested by any other Party, shall be for the account of such other Party. All costs and expenses in connection with the registration and perfection of security in accordance with this Agreement (including any stamp duty or taxes) shall be for the account of Project Owner. Subject to the foregoing and except as otherwise expressly set out in this or any other agreement among the Parties, all costs and expenses incurred by a Party shall be for its own account.

13.5	Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 6.2, 6.5, 9.1, 9.2, 9.3, 11.5, 11.6, 11.7, 12.1, 12.2, 12.4, 12.5 and 12.6 and such other provisions of this Agreement as are required to give effect thereto.

13.6	Notices

Any notice or other communication (in each case, a "notice") required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by electronic mail in PDF format addressed to:

(a)	If to Parent Company or Project Owner, to:

Artemis Gold Inc.
Suite 3083, Three Bentall Centre
595 Burrard Street
Vancouver, BC, Canada
V7X 1L3

Attention:                      Chief Executive Officer
Email:                                 [Redacted]
CC:                                          [Redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
95 Burrard Street
Vancouver, BC, Canada
V7X 1L3

Attention:                      Bob Wooder
Email:                                 [Redacted]

(b)	If to Purchaser, to:

New Gold Inc.
181 Bay Street, Suite 3320
Toronto, Ontario, Canada
M5J 2T3

Attention: Renaud Adams, President and Chief Executive Officer
E-mail address: [Redacted]
CC: [Redacted]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario, Canada
M5V 3J7

Attention:                    Richard Fridman and Robin Upshall
Email:                               [Redacted]

Any notice given in accordance with this Section 13.6, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at the place of delivery; otherwise it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.7	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement unless a Party (or its Affiliate) is required to make such disclosure pursuant to Applicable Law in circumstances where prior consultation with the other Party is not practicable. To the extent reasonably practicable, a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.8	Amendments

Unless otherwise expressly provided herein, this Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of Project Owner, Parent Company and Purchaser.

13.9	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.10	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

13.11	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.12	Assignment

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns. Other than as expressly permitted herein, Parent Company and Project Owner shall not Transfer all or any part of this Agreement without the prior written consent of Purchaser. Purchaser shall be entitled at any time and from time to time to Transfer all or any part of this Agreement without the prior written consent of the other Parties to any Affiliate or, subject to compliance with Section 8.1, to any Third Party that is: (a) a public company with shares that are listed on any of the TSX, TSX Venture Exchange, New York Stock Exchange, NASDAQ, London Stock Exchange or the Australian Securities Exchange; (b) a mining company or mineral producer with at least one other producing mining asset; (c) a metal streaming or royalty investment firm or company with assets totalling at least $100,000,000; (d) an established private equity firm or fund with  the financial capacity to satisfy Purchaser’s obligations under this Agreement; or (e) any other person consented to in writing by Parent Company, such consent not to be unreasonably withheld or delayed. Purchaser shall be entitled at any time and from time to time to grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders.

13.13	Invalidity and Unenforceability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

13.14	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by sending a scanned copy by electronic email shall be effective as delivery of a manually executed counterpart of this Agreement.

[The remainder of this page was intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

ARTEMIS GOLD INC.

by
Name:
Title:

Name:
Title:

BW GOLD LTD.

by
Name:
Title:

Name:
Title:

NEW GOLD INC.

by
Name:
Title:

Name:
Title:

SCHEDULE A

Mining Properties

#	Title Number	Claim Name	Issue Date	Good To Date
1.	238045	CAP	1978/SEP/18	2022/AUG/29
2.	503050	WHITEWATER	2005/JAN/13	2022/AUG/29
3.	509273	GOT	2005/MAR/19	2022/AUG/29
4.	509274	got2	2005/MAR/19	2022/AUG/29
5.	509275	got3	2005/MAR/19	2022/AUG/29
6.	512838		2005/MAY/17	2022/AUG/29
7.	515809		2005/JUL/01	2022/AUG/29
8.	515810		2005/JUL/01	2022/AUG/29
9.	534364	JAG-1	2006/MAY/24	2022/AUG/29
10.	534365	JAG-2	2006/MAY/24	2022/AUG/29
11.	534366	JAG-3	2006/MAY/24	2022/AUG/29
12.	534367	JAG-4	2006/MAY/24	2022/AUG/29
13.	536650	NIGHT FLIGHT	2006/JUL/06	2022/AUG/29
14.	552493	NE CAPOOSE	2007/FEB/22	2022/AUG/29
15.	552494	NE CAPOOSE 2	2007/FEB/22	2022/AUG/29
16.	552495	E CAPOOSE	2007/FEB/22	2022/AUG/29
17.	552497	NE CAPOOSE3	2007/FEB/22	2022/AUG/29
18.	553489	PAW	2007/MAR/03	2022/AUG/29
19.	555053	CAP	2007/MAR/26	2022/AUG/29
20.	557495	JAG-5	2007/APR/23	2022/AUG/29
21.	557496	JAG-6	2007/APR/23	2022/AUG/29
22.	564372	CAPOOSE S	2007/AUG/09	2022/AUG/29
23.	564373	CAPOOSE SW	2007/AUG/09	2022/AUG/29
24.	564375	CAPOOSE SW2	2007/AUG/09	2022/AUG/29
25.	564376	CAPOOSE E2	2007/AUG/09	2022/AUG/29
26.	564377	CAPOOSE E3	2007/AUG/09	2022/AUG/29
27.	564994	KEY 1	2007/AUG/24	2022/AUG/29
28.	564995	KEY 2	2007/AUG/24	2022/AUG/29
29.	564996	KEY 3	2007/AUG/24	2022/AUG/29
30.	564997	KEY 4	2007/AUG/24	2022/AUG/29
31.	564998	KEY 5	2007/AUG/24	2022/AUG/29
32.	564999	KEY 6	2007/AUG/24	2022/AUG/29
33.	565000	KEY 7	2007/AUG/24	2022/AUG/29
34.	565001	KEY 8	2007/AUG/24	2022/AUG/29
35.	580086	CAPOOSE NORTH	2008/APR/01	2022/AUG/29
36.	589167	LOCK 1	2008/JUL/30	2022/AUG/29
37.	589177	LOCK 2	2008/JUL/30	2022/AUG/29
38.	589183	LOCK 3	2008/JUL/30	2022/AUG/29
39.	589231	LOCK 4	2008/JUL/30	2022/AUG/29

40.	589232	LOCK 5	2008/JUL/30	2022/AUG/29
41.	589234	LOCK 6	2008/JUL/30	2022/AUG/29
42.	589236	LOCK 7	2008/JUL/30	2022/AUG/29
43.	589238	LOCK 8	2008/JUL/30	2022/AUG/29
44.	589241	LOCK 9	2008/JUL/30	2022/AUG/29
45.	589242	LOCK 10	2008/JUL/30	2022/AUG/29
46.	589243	LOCK 11	2008/JUL/30	2022/AUG/29
47.	589244	LOCK 12	2008/JUL/30	2022/AUG/29
48.	598000	BUCK	2009/JAN/26	2022/AUG/29
49.	601527	FAWN	2009/MAR/23	2022/AUG/29
50.	602167	BWD	2009/APR/05	2022/AUG/29
51.	602168	BWD2	2009/APR/05	2022/AUG/29
52.	606724	FAWN	2009/JUN/27	2022/AUG/29
53.	606728	MALAPUT E-W	2009/JUN/27	2022/AUG/29
54.	607194	BLACKWATER 2	2009/JUL/08	2022/AUG/29
55.	607195	BLACKWATER 1	2009/JUL/08	2022/AUG/29
56.	617183	BUCK 2	2009/AUG/10	2022/AUG/29
57.	625583	M-1	2009/AUG/29	2022/AUG/29
58.	625603	M-2	2009/AUG/29	2022/AUG/29
59.	625623	M-3	2009/AUG/29	2022/AUG/29
60.	625624	M-4	2009/AUG/29	2022/AUG/29
61.	625625		2009/AUG/29	2022/AUG/29
62.	630903	BW1	2009/SEP/09	2022/AUG/29
63.	630944	BW2	2009/SEP/09	2022/AUG/29
64.	630963	BW3	2009/SEP/09	2022/AUG/29
65.	630983	BW4	2009/SEP/09	2022/AUG/29
66.	630984	BW5	2009/SEP/09	2022/AUG/29
67.	631003	BW6	2009/SEP/09	2022/AUG/29
68.	631024	BW7	2009/SEP/09	2022/AUG/29
69.	631043	BW8	2009/SEP/09	2022/AUG/29
70.	636583	KASSY 1	2009/SEP/18	2022/AUG/29
71.	636603	KASSY 2	2009/SEP/18	2022/AUG/29
72.	636604	KASSY 3	2009/SEP/18	2022/AUG/29
73.	636623	KASSY 4	2009/SEP/18	2022/AUG/29
74.	636643	KASSY 5	2009/SEP/18	2022/AUG/29
75.	636644	KASSY 6	2009/SEP/18	2022/AUG/29
76.	636663	KASSY 7	2009/SEP/18	2022/AUG/29
77.	636683	RIGHT STUFF 1	2009/SEP/18	2022/AUG/29
78.	636684	RIGHT STUFF 2	2009/SEP/18	2022/AUG/29
79.	636703	RIGHT STUFF 3	2009/SEP/18	2022/AUG/29
80.	636723	RIGHT STUFF 4	2009/SEP/18	2022/AUG/29
81.	636724	RIGHT STUFF	2009/SEP/18	2022/AUG/29
82.	636725	RIGHT STUFF 6	2009/SEP/18	2022/AUG/29
83.	636727	RIGHT STUFF 7	2009/SEP/18	2022/AUG/29
84.	636743	RIGHT STUFF 8	2009/SEP/18	2022/AUG/29

85.	636763	RIGHT STUFF 9	2009/SEP/18	2022/AUG/29
86.	636764	RIGHT STUFF 10	2009/SEP/18	2022/AUG/29
87.	636765	RIGHT STUFF 11	2009/SEP/18	2022/AUG/29
88.	636766	RIGHT STUFF 12	2009/SEP/18	2022/AUG/29
89.	636767	RIGHT STUFF 13	2009/SEP/18	2022/AUG/29
90.	637203	OZZY	2009/SEP/19	2022/AUG/29
91.	637205	BABY JANE	2009/SEP/19	2022/AUG/29
92.	637206	DAVID DALE	2009/SEP/19	2022/AUG/29
93.	640804	PUREANDY	2009/SEP/25	2022/AUG/29
94.	641685	RICHFIELDADJACENTCC	2009/SEP/26	2022/AUG/29
95.	641983	FAWN	2009/SEP/27	2022/AUG/29
96.	641984	FAWN 2	2009/SEP/27	2022/AUG/29
97.	642003	YELLOW & BLACK	2009/SEP/27	2022/AUG/29
98.	642004	BLACK & YELLOW	2009/SEP/27	2022/AUG/29
99.	642023	BLACK	2009/SEP/27	2022/AUG/29
100.	642024	YELLOW	2009/SEP/27	2022/AUG/29
101.	642043	BW	2009/SEP/27	2022/AUG/29
102.	642063	BW 2	2009/SEP/27	2022/AUG/29
103.	642064	BW3	2009/SEP/27	2022/AUG/29
104.	642544	FAWNIE DOME	2009/SEP/28	2022/AUG/29
105.	642564	FD 2	2009/SEP/28	2022/AUG/29
106.	642565	FD 3	2009/SEP/28	2022/AUG/29
107.	642583	FD 4	2009/SEP/28	2022/AUG/29
108.	642603	TOP LAKE	2009/SEP/28	2022/AUG/29
109.	643103	BUCK 1	2009/SEP/29	2022/AUG/29
110.	643104	BUCK 2	2009/SEP/29	2022/AUG/29
111.	643106	BUCK 3	2009/SEP/29	2022/AUG/29
112.	643107	BUCK 4	2009/SEP/29	2022/AUG/29
113.	643108	BUCK 5	2009/SEP/29	2022/AUG/29
114.	643109	BUCK 6	2009/SEP/29	2022/AUG/29
115.	643110	BUCK 7	2009/SEP/29	2022/AUG/29
116.	643123	BUCK 8	2009/SEP/29	2022/AUG/29
117.	643323	TOP	2009/SEP/29	2022/AUG/29
118.	644244	CAPOOSE M6	2009/SEP/30	2022/AUG/29
119.	644283	CAPOOSE M7	2009/SEP/30	2022/AUG/29
120.	644285	CAPOOSE M8	2009/SEP/30	2022/AUG/29
121.	644323	CAPOOSE M9	2009/SEP/30	2022/AUG/29
122.	644363	CAPOOSE M10	2009/SEP/30	2022/AUG/29
123.	645063	CAPOOSE M11	2009/SEP/30	2022/AUG/29
124.	645064	CAPOOSE M12	2009/SEP/30	2022/AUG/29
125.	645065	CAPOOSE M13	2009/SEP/30	2022/AUG/29
126.	645066	CAPOOSE M14	2009/SEP/30	2022/AUG/29
127.	646683	PRINCESS	2009/OCT/03	2022/AUG/29
128.	649243	JAG-8	2009/OCT/08	2022/AUG/29
129.	694043		2010/JAN/04	2022/AUG/29

130.	694044	2010/JAN/04	2022/AUG/29
131.	694045	2010/JAN/04	2022/AUG/29
132.	694046	2010/JAN/04	2022/AUG/29
133.	694063	2010/JAN/04	2022/AUG/29
134.	694064	2010/JAN/04	2022/AUG/29
135.	694065	2010/JAN/04	2022/AUG/29
136.	694066	2010/JAN/04	2022/AUG/29
137.	694083	2010/JAN/04	2022/AUG/29
138.	694084	2010/JAN/04	2022/AUG/29
139.	694085	2010/JAN/04	2022/AUG/29
140.	694086	2010/JAN/04	2022/AUG/29
141.	694087	2010/JAN/04	2022/AUG/29
142.	694088	2010/JAN/04	2022/AUG/29
143.	694089	2010/JAN/04	2022/AUG/29
144.	694090	2010/JAN/04	2022/AUG/29
145.	694103	2010/JAN/04	2022/AUG/29
146.	694123	2010/JAN/04	2022/AUG/29
147.	694143	2010/JAN/04	2022/AUG/29
148.	694144	2010/JAN/04	2022/AUG/29
149.	694145	2010/JAN/04	2022/AUG/29
150.	694146	2010/JAN/04	2022/AUG/29
151.	694147	2010/JAN/04	2022/AUG/29
152.	694148	2010/JAN/04	2022/AUG/29
153.	694163	2010/JAN/04	2022/AUG/29
154.	694164	2010/JAN/04	2023/FEB/04
155.	694183	2010/JAN/04	2022/AUG/29
156.	694184	2010/JAN/04	2022/AUG/29
157.	694185	2010/JAN/04	2022/AUG/29
158.	694186	2010/JAN/04	2022/AUG/29
159.	694187	2010/JAN/04	2022/AUG/29
160.	694188	2010/JAN/04	2023/FEB/04
161.	694203	2010/JAN/04	2023/FEB/04
162.	694204	2010/JAN/04	2023/FEB/04
163.	694205	2010/JAN/04	2023/FEB/04
164.	694206	2010/JAN/04	2023/FEB/04
165.	694207	2010/JAN/04	2023/FEB/04
166.	694208	2010/JAN/04	2023/FEB/04
167.	694209	2010/JAN/04	2023/FEB/04
168.	694210	2010/JAN/04	2023/FEB/04
169.	694223	2010/JAN/04	2023/FEB/04
170.	694224	2010/JAN/04	2023/FEB/04
171.	694225	2010/JAN/04	2023/FEB/04
172.	694243	2010/JAN/04	2023/FEB/04
173.	694245	2010/JAN/04	2023/FEB/04
174.	694263	2010/JAN/04	2023/FEB/04

175.	694264		2010/JAN/04	2023/FEB/04
176.	694265		2010/JAN/04	2023/FEB/04
177.	694283		2010/JAN/04	2023/FEB/04
178.	694284		2010/JAN/04	2023/FEB/04
179.	694285		2010/JAN/04	2023/FEB/04
180.	694286		2010/JAN/04	2023/FEB/04
181.	694287		2010/JAN/04	2022/AUG/29
182.	694288		2010/JAN/04	2023/FEB/04
183.	694289		2010/JAN/04	2023/FEB/04
184.	694290		2010/JAN/04	2023/FEB/04
185.	694291		2010/JAN/04	2023/FEB/04
186.	694292		2010/JAN/04	2023/FEB/04
187.	694293		2010/JAN/04	2023/FEB/04
188.	694294		2010/JAN/04	2023/FEB/04
189.	694295		2010/JAN/04	2023/FEB/04
190.	694296		2010/JAN/04	2023/FEB/04
191.	704807	PAWING	2010/JAN/26	2022/AUG/29
192.	704817	PAWS	2010/JAN/26	2022/AUG/29
193.	704825	FAWN WEST	2010/JAN/26	2022/AUG/29
194.	704826	FW 2	2010/JAN/26	2022/AUG/29
195.	704827	FW 3	2010/JAN/26	2022/AUG/29
196.	704828	FW 4	2010/JAN/26	2022/AUG/29
197.	704829	FW 5	2010/JAN/26	2022/AUG/29
198.	704830	FW 6	2010/JAN/26	2022/AUG/29
199.	704854	FW 7	2010/JAN/27	2022/AUG/29
200.	704855	FW 8	2010/JAN/27	2022/AUG/29
201.	704863	FW 9	2010/JAN/27	2022/AUG/29
202.	706011	FW 10	2010/FEB/11	2022/AUG/29
203.	706593	CPN1	2010/FEB/19	2022/AUG/29
204.	706594	CPN2	2010/FEB/19	2022/AUG/29
205.	706595	CPN3	2010/FEB/19	2022/AUG/29
206.	706596	CPN4	2010/FEB/19	2022/AUG/29
207.	706597	CPW1	2010/FEB/19	2022/AUG/29
208.	706598	CPW2	2010/FEB/19	2022/AUG/29
209.	706599	CPW3	2010/FEB/19	2022/AUG/29
210.	706600	CPW4	2010/FEB/19	2022/AUG/29
211.	706602	CPW5	2010/FEB/19	2022/AUG/29
212.	706603	CPW6	2010/FEB/19	2022/AUG/29
213.	706605	CPW7	2010/FEB/19	2022/AUG/29
214.	706606	CPW8	2010/FEB/19	2022/AUG/29
215.	706607	CPW9	2010/FEB/19	2022/AUG/29
216.	706608	CPW9	2010/FEB/19	2022/AUG/29
217.	706609	CPW10	2010/FEB/19	2022/AUG/29
218.	706610	CPW11	2010/FEB/19	2022/AUG/29
219.	706612	CPW12	2010/FEB/19	2022/AUG/29

220.	706613	CPW13	2010/FEB/19	2022/AUG/29
221.	706614	CPW14	2010/FEB/19	2022/AUG/29
222.	706615	CPW15	2010/FEB/19	2022/AUG/29
223.	706616	CPW16	2010/FEB/19	2022/AUG/29
224.	706617	CPW17	2010/FEB/19	2022/AUG/29
225.	706618	CPW18	2010/FEB/19	2022/AUG/29
226.	706619	CPW19	2010/FEB/19	2022/AUG/29
227.	706620	CPW20	2010/FEB/19	2022/AUG/29
228.	706621	CPW21	2010/FEB/19	2022/AUG/29
229.	706622	CPW22	2010/FEB/19	2022/AUG/29
230.	706623	CPW23	2010/FEB/19	2022/AUG/29
231.	706625	CPW24	2010/FEB/19	2022/AUG/29
232.	706626	CPW25	2010/FEB/19	2022/AUG/29
233.	706627	CPW26	2010/FEB/19	2022/AUG/29
234.	706628	CPW27	2010/FEB/19	2022/AUG/29
235.	706629	CPNW1	2010/FEB/19	2022/AUG/29
236.	706630	CPNW2	2010/FEB/19	2022/AUG/29
237.	706638	PAWS 2	2010/FEB/19	2022/AUG/29
238.	713362	KL1	2010/MAR/04	2022/AUG/29
239.	713382	KL2	2010/MAR/04	2022/AUG/29
240.	713402	KL3	2010/MAR/04	2022/AUG/29
241.	713422	KL4	2010/MAR/04	2022/AUG/29
242.	713442	KL6	2010/MAR/04	2022/AUG/29
243.	713462	KL7	2010/MAR/04	2022/AUG/29
244.	713482	KL8	2010/MAR/04	2022/AUG/29
245.	713502	KL9	2010/MAR/04	2022/AUG/29
246.	713522	KL10	2010/MAR/04	2022/AUG/29
247.	713542	KL11	2010/MAR/04	2022/AUG/29
248.	713562	KL12	2010/MAR/04	2022/AUG/29
249.	713582	KL13	2010/MAR/04	2022/AUG/29
250.	713602	KL14	2010/MAR/04	2022/AUG/29
251.	713622	KL15	2010/MAR/04	2022/AUG/29
252.	713642	KL16	2010/MAR/04	2022/AUG/29
253.	713662	KL17	2010/MAR/04	2022/AUG/29
254.	713682	KL18	2010/MAR/04	2022/AUG/29
255.	713702	KL19	2010/MAR/04	2022/AUG/29
256.	713722	KL20	2010/MAR/04	2022/AUG/29
257.	713742	KL21	2010/MAR/04	2022/AUG/29
258.	713782	KL22	2010/MAR/04	2022/AUG/29
259.	713802	KL22	2010/MAR/04	2022/AUG/29
260.	713822	KL23	2010/MAR/04	2022/AUG/29
261.	713842	KL24	2010/MAR/04	2022/AUG/29
262.	713862	KL25	2010/MAR/04	2022/AUG/29
263.	713882	KL26	2010/MAR/04	2022/AUG/29
264.	713902	KL27	2010/MAR/04	2022/AUG/29

265.	713922	KL28	2010/MAR/04	2022/AUG/29
266.	745822	NG1	2010/APR/12	2022/AUG/29
267.	745842	NG2	2010/APR/12	2022/AUG/29
268.	745862	NG3	2010/APR/12	2022/AUG/29
269.	745882	NG4	2010/APR/12	2022/AUG/29
270.	745902	NG5	2010/APR/12	2022/AUG/29
271.	745922	NG6	2010/APR/12	2022/AUG/29
272.	745942	NG7	2010/APR/12	2022/AUG/29
273.	745962	NG8	2010/APR/12	2022/AUG/29
274.	745982	NG9	2010/APR/12	2022/AUG/29
275.	746002	NG10	2010/APR/12	2022/AUG/29
276.	746022	NG11	2010/APR/12	2022/AUG/29
277.	746042	NG12	2010/APR/12	2022/AUG/29
278.	746062	NG13	2010/APR/12	2022/AUG/29
279.	746082	NG14	2010/APR/12	2022/AUG/29
280.	746102	NG15	2010/APR/12	2022/AUG/29
281.	746182	NG15	2010/APR/12	2022/AUG/29
282.	746202	NG16	2010/APR/12	2022/AUG/29
283.	831124	AURO PROPERTY	2010/AUG/05	2022/AUG/29
284.	834367	RICH 1	2010/SEP/27	2022/AUG/29
285.	834371	DAVIDSON	2010/SEP/27	2022/AUG/29
286.	834533	DAVIDSON 1	2010/SEP/29	2022/AUG/29
287.	834534	DAVIDSON 2	2010/SEP/29	2022/AUG/29
288.	834923	DAVIDSON 3	2010/OCT/02	2022/AUG/29
289.	834924	DAVIDSON 4	2010/OCT/02	2022/AUG/29
290.	834926	DAVIDSON 5	2010/OCT/02	2022/AUG/29
291.	834948		2010/OCT/03	2022/AUG/29
292.	834998	RICH 2	2010/OCT/04	2022/AUG/29
293.	835005		2010/OCT/04	2022/AUG/29
294.	835009		2010/OCT/04	2022/AUG/29
295.	835011		2010/OCT/04	2022/AUG/29
296.	835012		2010/OCT/04	2022/AUG/29
297.	835013		2010/OCT/04	2022/AUG/29
298.	835014	DAVE	2010/OCT/04	2022/AUG/29
299.	835016		2010/OCT/04	2022/AUG/29
300.	835019		2010/OCT/04	2022/AUG/29
301.	835020		2010/OCT/04	2022/AUG/29
302.	835021	BW WEST	2010/OCT/04	2022/AUG/29
303.	835022	BW WEST2	2010/OCT/04	2022/AUG/29
304.	835023		2010/OCT/04	2022/AUG/29
305.	835025	BW WEST2	2010/OCT/04	2022/AUG/29
306.	835434	JONECHAKO1	2010/OCT/08	2023/FEB/04
307.	835436	JONECHAKO2	2010/OCT/08	2023/FEB/04
308.	835527	JONECHAKO3	2010/OCT/09	2023/FEB/04
309.	843656	JOHNNY NORTH	2011/JAN/20	2022/AUG/29

310.	843657	JOHNNY NW	2011/JAN/20	2022/AUG/29
311.	843658	JOHNNY W	2011/JAN/20	2022/AUG/29
312.	920729	JONBLK	2011/OCT/21	2022/AUG/29
313.	940115	NOREADD	2012/JAN/06	2022/AUG/29
314.	982702	BW BRIDGE	2012/APR/26	2022/AUG/29
315.	1015566	RJ1	2012/DEC/31	2022/AUG/29
316.	1015573	RJK4	2012/DEC/31	2022/AUG/29
317.	1015575	RJK5	2012/DEC/31	2022/AUG/29
318.	1015577	RJK6	2012/DEC/31	2022/AUG/29
319.	1015578	RJK8	2012/DEC/31	2022/AUG/29
320.	1015579	RJK9	2012/DEC/31	2022/AUG/29
321.	1018105		2013/MAR/27	2022/AUG/29
322.	1024945	BW NE	2014/JAN/09	2022/AUG/29
323.	1024947	BW-N 1	2014/JAN/09	2022/AUG/29
324.	1024948	BW-N 2	2014/JAN/09	2022/AUG/29
325.	1024956	BW-N 3	2014/JAN/09	2022/AUG/29
326.	1046035	THE CUB	2016/AUG/18	2022/AUG/29
327.	1046802	THE CUB 2	2016/SEP/19	2022/AUG/29
328.	1046869	THE CUB 3	2016/SEP/22	2022/AUG/29

SCHEDULE B

Map of Mining Properties

New Gold Tenures
Deposits
Road Segments
BC Parks
Waterbody
N
Capoose
Blackwater
0
10 km
335000 m
340000 m
345000 m
350000 m
355000 m
360000 m
365000 m
370000 m
375000 m
380000 m
385000 m
390000 m
395000 m
400000 m
405000 m
5925000 m
5920000 m
5915000 m
5910000 m
5905000 m
5900000 m
5895000 m
5890000 m
5885000 m
5880000 m
5875000 m

SCHEDULE C

Payable Gold

[Redacted – Commercially sensitive information.]

SCHEDULE D

Corporate Structure and Organization Chart

SCHEDULE E

Representations and Warranties of Project Owner and Parent Company

1.
Each of Parent Company and Project Owner is a company duly incorporated and validly existing under the laws of the Province of British Columbia and is up to date in respect of all material filings required by law.

2.
All requisite corporate acts and proceedings have been done and taken by each of Project Owner and Parent Company, including obtaining all requisite board of directors’ approval, with respect to the entering into of this Agreement and the Security Agreements to which it is a party and performing each of its obligations hereunder and thereunder.

3.
Each of Project Owner and Parent Company has the requisite corporate power, capacity and authority to enter into this Agreement and the Security Agreements to which it is a party, and to perform each of its obligations hereunder and thereunder.

4.
This Agreement and the Security Agreements to which it is a party and the exercise of each of Project Owner and Parent Company’s rights and performance of their obligations hereunder and thereunder do not and will not:

(a)	conflict with any agreement, mortgage, bond or other instrument to which Project Owner or Parent Company is a party or which is binding on its assets;

(b)	conflict with the constating or constitutive documents of Project Owner or Parent Company; or

(c)	conflict with or violate any Applicable Law.

5.
Other than as disclosed to Purchaser in connection with the Asset Purchase Agreement, no Approvals are required to be obtained by Project Owner or Parent Company in connection with the execution and delivery or the performance by Project Owner or Parent Company of this Agreement or the Security Agreements to which it is a party.

6.
This Agreement and the Security Agreements to which it is a party, have been duly and validly executed and delivered by each of Project Owner and Parent Company and constitutes a legal, valid and binding obligation of such entity, enforceable against it in accordance with its terms.

7.
Neither Project Owner nor Parent Company has suffered an Insolvency Event or Lender Event or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

8.
The corporate structure and organization chart of Parent Company attached hereto as Schedule D accurately reflects, as of the Effective Date, the direct and indirect equity ownership interest of Parent Company in Project Owner.

9.
No Artemis Group Entity has granted to any person any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or the gold produced from the Mining Properties. Each of Project Owner and Parent Company enter into and perform this Agreement on its own account and not as trustee or a nominee of any other person.

10.
Parent Company and Project Owner have all necessary corporate power to own the Mining Properties and to commence mining operations thereon. Parent Company and Project Owner are in material compliance with all Applicable Law.

SCHEDULE F

Representations and Warranties of Purchaser

1.	Purchaser is a company duly incorporated and validly existing under the laws of the Province of British Columbia and is up to date in respect of all filings required by law.

2.
All requisite corporate acts and proceedings have been done and taken by Purchaser, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder.

3.	Purchaser has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

4.	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

(a)	conflict with any agreement, mortgage, bond or other instrument to which Purchaser is a party or which is binding on its assets;

(b)	conflict with Purchaser’s constating or constitutive documents; or

(c)	conflict with or violate any Applicable Law.

5.	No Approvals are required to be obtained by Purchaser in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby.

6.	This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

7.	Purchaser has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

8.	Purchaser enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

SCHEDULE G

Inter-Creditor Agreement

[Redacted – Commercially sensitive information.]

SCHEDULE H

Integral Mining Properties

[Redacted – Commercially sensitive information.]

EXHIBIT D

REQUIRED REGULATORY APPROVALS

1.            Final approval of the TSX Venture Exchange.

2.            Artemis Shareholder Approval.

3.            Competition Act approval.

EXHIBIT E

FORM OF RESALE AGREEMENT

THIS AGREEMENT made as of [•], 2020

BETWEEN:

NEW GOLD INC., a corporation existing under the laws of British Columbia and having an office at Suite 3320, 181 Bay Street, Toronto, Ontario, M5J 2T3

(“New Gold”)

AND:

ARTEMIS GOLD INC., a corporation existing under the laws of British Columbia, Canada, and having an office at Suite 3083, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3

(“Artemis”)

WHEREAS

E.
New Gold, BW Gold Inc. and Artemis have entered into an asset purchase agreement dated June 9, 2020 (the "Asset Purchase Agreement") with respect to the purchase by Artemis from New Gold (the “Acquisition”) of all property, assets and rights related to the Project (as defined below);

F.
Pursuant to the Asset Purchase Agreement, as part of the consideration for the Acquisition, Artemis has issued common shares of Artemis to New Gold or an affiliate thereof (the “Consideration Shares”); and

G.	New Gold and Artemis wish to enter into this Agreement to provide for certain restrictions related to the Consideration Shares to be issued to New Gold pursuant to the Asset Purchase Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties covenant and agree as follows:

1.	INTERPRETATION

1.1	Defined Terms

In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:

“Agreement” means this resale agreement, as the same may be amended pursuant to the terms hereof;

“Applicable Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Authority, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority (including a stock exchange), and the term “applicable” with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Artemis’ Affiliates” means any entity, corporation, or any other form of enterprise that: (a) is or was directly or indirectly or controlled by Artemis; (b) is or was under common control with Artemis; or (c) controls or controlled Artemis.  The term “control” or “controlled” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares or ownership interests of the controlled entity;

“Artemis Shares” means the common shares of Artemis;

“Asset Purchase Agreement” has the meaning set out in the recitals;

“Board” means the board of directors of Artemis;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in British Columbia or Ontario;

“Consideration Shares” has the meaning set out in the recitals;

“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“New Gold’s Affiliates” means any entity, corporation, or any other form of enterprise that: (a) is or was directly or indirectly or controlled by New Gold; (b) is or was under common control with New Gold; or (c) controls or controlled New Gold.  The term “control” or “controlled” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares or ownership interests of the controlled entity;

“Parties” means together, Artemis and New Gold, and “Party” means any one of them;

“Project” means the Blackwater Gold-Silver Project in Central British Columbia, Canada and all associated infrastructure; and

“Third Party” has the meaning set forth in Section 4.1(a)(1).

1.2	Construction and Interpretation

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement.  Unless otherwise specified:

(a)	each reference in this Agreement to “Section” is to a Section of this Agreement;

(b)	each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

(c)	words importing the singular include the plural and vice versa and words importing gender include all genders;

(d)
words importing persons will include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind whatsoever;

(e)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(f)	references to time of day or date mean the local time or date in Vancouver, British Columbia.

1.3	Applicable Laws

This Agreement will be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties will be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.4	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination will not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.5	Calculation of Days

Unless otherwise specified, time periods within or following which a payment is to be made or other action is to be taken under this Agreement will be calculated by excluding the day on which the period commences and including the day which ends the period.

1.6	Business Days

Whenever any payment to be made or other action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment will be made or action taken on the next following Business Day.

1.7	Time of Essence

Time will be of the essence of this Agreement.  Any time or date herein referenced may be extended upon the written consent of all Parties, acting reasonably, but such consent will not, unless otherwise expressly stated, waive this provision as regards the future conduct hereunder of the Parties.

2.	NON-SOLICIT

2.1	Non-Solicit

Subject to Section 4.1, for a period of 15 months following the date of this Agreement, New Gold shall not, and shall cause each of New Gold’s Affiliates not to, without the prior written consent of Artemis:

(a)
solicit proxies of shareholders of Artemis or any of Artemis’ Affiliates, or seek to advise or influence any other Person with respect to the voting of any securities of Artemis or any of Artemis’ Affiliates, or form, join or in any way participate in a proxy group, in each case for any purpose;

(b)	otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, Board or policies of Artemis or any of Artemis’ Affiliates;

(c)
have any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, advise, finance, aid, assist, encourage or act in concert with, any other Persons in connection with any of the foregoing; or

(d)	make any public announcement with respect to the foregoing, except as may be required by Applicable Law.

For greater certainty, nothing contained in this Agreement shall be deemed to restrict or limit the ability of New Gold or any of New Gold’s Affiliates to: (i) vote, in their respective sole and absolute discretion, any Artemis Shares owned by any of them on any matter to be approved by Artemis shareholders; or (ii) acquire any Artemis Shares or other securities of Artemis or any of Artemis’ Affiliates.

3.	RESALE

3.1	Resale of Consideration Shares

Subject to Section 4.1, until the date that is 15 months after the date of this Agreement, New Gold shall not, and shall ensure that New Gold’s Affiliates do not, sell, transfer, pledge or otherwise dispose of any Consideration Shares without the prior written consent of Artemis.

4.	RELEASE

4.1	Release of Restrictions

The limitations and prohibitions on New Gold and New Gold’s Affiliates set forth in Sections  2.1 and 3.1 shall cease to apply upon the earlier of:

(a)	the date of a public announcement by Artemis that it has:

(1)
agreed or intends to agree to a merger, amalgamation, plan of arrangement or direct or indirect sale of all or substantially all of its assets or similar transaction with or to a person (other than Artemis, any of Artemis’ Affiliates or any person acting jointly or in concert with any of them (a "Third Party")) which, if the transaction is successfully completed, will result in the shareholders of Artemis holding less than 50% of the voting securities of the resulting corporation or entity (or its parent corporation or entity, if the resulting corporation or entity is to be a wholly-owned subsidiary of another corporation or entity after successful completion of the transaction);

(2)
entered into or intends to enter into an agreement with a Third Party pursuant to which Artemis has agreed or will agree to support and recommend a take-over bid for the Artemis Shares by such Third Party (or an Affiliate of such Third Party); or

(3)	become insolvent, filed for bankruptcy or commenced a reorganization in connection with a bankruptcy or insolvency proceeding; and

(b)
the date of a public announcement by a Third Party that it has commenced or intends to make a take-over bid for the Artemis Shares (including any Artemis Shares already held by such Third Party or its Affiliates).

5.	TERMINATION

5.1	Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease immediately effective on the date that is 15 months from the date of this Agreement, provided that the rights of Artemis in respect of any breach by New Gold occurring prior to the termination of this Agreement shall survive the termination of this Agreement.

6.	GENERAL

6.1	Costs

Except where otherwise agreed in writing, each Party will bear its own costs and expenses of this Agreement and the transactions herein referenced (including finder’s or broker’s fees and commissions) regardless of whether this Agreement and such transactions close.

6.2	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be delivered by e-mail, addressed as follows:

(a)	if to New Gold:

New Gold Inc.
Brookfield Place
181 Bay Street, Suite 3320
Toronto, ON  M5J 2J3
Attention: Renaud Adams
E-mail address: [Redacted]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
Suite 4000
155 Wellington Street West
Toronto, ON  M5V 3J7
Attention: Richard Fridman
Email address:      [Redacted]

(b)	if to Artemis:

Artemis Gold Inc.
Suite 3083, Three Bentall Centre
595 Burrard Street
Vancouver, BC  V7X 1L3
Attention: Chris Batalha
E-mail address: [Redacted]
Cc: [Redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, BC  V7X 1L3
Attention: Bob Wooder
E-mail address: [Redacted]

Any such notice or other communication will be deemed to have been given and received on the day on which it was transmitted (or, if such day is not a Business Day, on the next following Business Day).

Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 9.5.

6.3	Amendment and Waivers

No amendment or waiver of any provision of this Agreement will be binding on either Party unless consented to in writing by such Party.  No waiver of any provision of this Agreement will constitute a waiver of any other provision, nor will any waiver constitute a continuing waiver unless otherwise expressly provided.

6.4	Successors and Assigns and Assignment

(a)	This Agreement will enure to the benefit of and will be binding on and enforceable by the Parties and their successors and permitted assigns.

(b)
No Party may directly or indirectly assign, transfer or otherwise dispose of this Agreement or any obligations or rights hereunder in any manner whatsoever without the prior written consent of the other Party, which consent may not be unreasonably withheld.

6.5	Entire Agreement

This Agreement (together with the Asset Purchase Agreement and all agreements reference therein), constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, relating to the subject matter hereof.

6.6	Counterparts

This Agreement may be executed in counterparts, each of which will constitute an original and each of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

NEW GOLD INC.

By:__________________________________

By:__________________________________

ARTEMIS GOLD INC.

By:__________________________________

EXHIBIT F

ADDITIONAL CLOSING STEPS

[Redacted – Commercially sensitive information.]

EXHIBIT G

PRE-CLOSING REORGANIZATION

[Redacted – Commercially sensitive information.]